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As filed with the Securities and Exchange Commission on July 18, 2002

Registration No.    333-90110

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
FORM S-3
Registration Statement
Under
The Securities Act of 1933

Mothers Work, Inc.
(Exact name of Registrant as specified in its charter)

Delaware	5621	13-3045573
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

456 North Fifth Street
Philadelphia, PA 19123
(215) 873-2200
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

Dan W. Matthias
Chairman and Chief Executive Officer
456 North Fifth Street
Philadelphia, PA 19123
(215) 873-2200
(Name, address, including zip code, and telephone number, including area code, of agent for service)

COPIES TO:

Barry M. Abelson, Esq. Daniel L. Damstra, Esq. Pepper Hamilton LLP 3000 Two Logan Square 18th and Arch Streets Philadelphia, PA 19103-2799 (215) 981-4000	Morton A. Pierce, Esq. Dewey Ballantine LLP 1301 Avenue of the Americas New York, NY 10019-6092 (212) 259-8000

        Approximate date of commencement of proposed sale to the public:    As soon as practicable after this Registration Statement becomes effective.

        If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

SUBJECT TO COMPLETION, DATED JULY 18, 2002

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

1,100,000 Shares

Common Stock

        We are selling 1,000,000 shares of common stock and the selling stockholders are selling 100,000 shares of common stock. We will not receive any of the proceeds from the shares of common stock sold by the selling stockholders, except amounts representing the aggregate exercise price for shares issued upon exercise of stock options which will be sold by some selling stockholders.

        Our common stock is listed on the Nasdaq National Market under the symbol "MWRK." The last reported sale price on July 17, 2002, was $34.30 per share.

        Concurrently with this offering, we also are offering $125 million aggregate principal amount of      % Senior Notes due              , 2010 by means of a separate prospectus and registration statement. This offering is not contingent on the closing of the concurrent debt offering, but the concurrent debt offering is contingent on the closing of this offering.

        The underwriters have an option to purchase a maximum of 165,000 additional shares from us to cover over-allotments of shares.

        Investing in our common stock involves risks. See "Risk Factors" beginning on page 12.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Mothers Work	Proceeds to Selling Stockholders
Per Share	$	$	$	$
Total	$	$	$	$

        Delivery of the shares of common stock will be made on or about              , 2002.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse First Boston
Legg Mason Wood Walker Incorporated
Investec Inc.
Commerce Capital Markets

The date of this prospectus is              , 2002.

a pea in the pod
MATERNITY REDEFINED
Mimi
maternity
Fashion-Quality-Selection • Amazing Low Prices • 750 Great Locations
MOTHERHOOD
MATERNITY

        You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

        Each share of our common stock includes one preferred stock purchase right pursuant to our stockholder rights plan. Prior to the occurrence of the events described in the plan, the rights will not be exercisable or evidenced separately from our common stock. See "Description of Capital Stock — Rights Agreement."

        Mothers Work®, A Pea in the Pod®, Mimi Maternity®, Motherhood®, Motherhood Maternity Outlet®, MaternityMall.com®, Mothertime™, iMaternity™, Mimi™, TrendTrack™ and Dan Howard™ are trademarks and service marks of Mothers Work, Inc. This prospectus also includes trademarks, service marks and trade names owned by other companies. All trademarks, service marks and trade names included in this prospectus are the property of their respective owners.

FORWARD-LOOKING STATEMENTS

        Some of the information in this prospectus, including the information incorporated by reference, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements involve a number of risks and uncertainties. A number of factors could cause our actual results, performance, achievements or industry results to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. These factors include, but are not limited to:

  •
  changes in consumer spending patterns;

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  raw material price increases;

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  consumer preferences and overall economic conditions;

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  the impact of competition and pricing;

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  changes in weather patterns;

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  availability of suitable store locations on appropriate terms;

  •
  continued availability of capital and financing;

  •
  ability to hire and develop sales associates;

  •
  changes in fertility and birth rates;

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  political stability;

  •
  currency and exchange risks;

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  changes in existing or potential duties, tariffs or quotas;

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  postal rate increases and charges;

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  paper and printing costs;

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  other factors affecting our business beyond our control; and

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  other factors referenced in this prospectus, including those set forth under the caption "Risk Factors."

        In addition, these forward-looking statements necessarily depend upon assumptions, estimates and dates that may be incorrect or imprecise and involve known and unknown risks, uncertainties and other factors. Accordingly, any forward-looking statements included in this prospectus do not purport to be predictions of future events or circumstances and may not be realized. Forward-looking statements can be identified by, among other things, the use of forward-looking terms such as "believes," "expects," "may," "will," "should," "seeks," "pro forma," "anticipates," "intends," "continues," "could," "estimates," "plans," "potential," "predicts," "goal," "objective," or the negative of any of these terms, or comparable terminology, or by discussions of outlook, plans, goals, strategy or intentions. Given these uncertainties, we caution investors not to place undue reliance on these forward-looking statements. We assume no obligation to update any of these forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements.

i

PROSPECTUS SUMMARY

        This summary highlights information more fully described elsewhere in this prospectus. Because this is a summary, it is not complete and does not contain all of the information that you should consider before buying shares of our common stock in this offering. You should read the entire prospectus carefully, including the SEC filings that we have incorporated by reference into this prospectus, the "Risk Factors" section and our consolidated financial statements and the related notes included elsewhere in this prospectus, before deciding to invest in our common stock. When used in this prospectus, the terms "Mothers Work," "we," "our" and "us" refer to Mothers Work, Inc. and its subsidiaries, unless otherwise specified.

Mothers Work, Inc.

        We are the leading designer and retailer of maternity apparel in the United States with 893 stores in all 50 states, Puerto Rico and Canada. We operate our stores under the Motherhood Maternity (Motherhood), Mimi Maternity (Mimi) and A Pea in the Pod brands and also sell our merchandise on the Internet at our MaternityMall.com and brand-specific websites. Our strategy is to fulfill all of an expectant mother's clothing needs, including casual and career wear, formal attire, underwear and outerwear in a high-service store environment. We use a vertically integrated business model to ensure that we offer the broadest assortment of in-stock, fashionable merchandise. Our three retail brands collectively target all of the price segments in maternity apparel, ranging from Motherhood at value prices to A Pea in the Pod at luxury prices. Our stores include 132 leased departments, primarily Motherhood-branded, within department and specialty stores. We have achieved 14.3% compounded annual sales growth over the past five years, resulting in sales of $388.3 million for the fiscal year ended September 30, 2001.

        We were founded by Dan and Rebecca Matthias in 1982 as a mail order maternity apparel catalog. We began operating retail stores in 1985 and completed our initial public offering in 1993. We acquired Motherhood and A Pea in the Pod in 1995 and iMaternity in October 2001 to increase our industry presence, address multiple price points in maternity apparel and improve operating productivity. Since the acquisitions of Motherhood and A Pea in the Pod, we have developed and grown these brands along with our Mimi brand. In connection with each of our acquisitions, we have consolidated some overlapping locations and closed under-performing stores, resulting in increased sales per square foot and better absorption of store overhead.

        We believe that there are approximately $1 billion of maternity clothes sold each year in the United States. We also believe that there is an opportunity to grow the market by selling maternity clothes to pregnant women who currently purchase loose-fitting or larger-sized non-maternity clothing as a substitute for maternity wear. In addition, we believe that demand for maternity apparel is relatively stable when compared to non-maternity apparel. Expectant mothers continue to need to replace their clothes and the current rate of approximately four million U.S. births per year has remained stable over the last decade. We believe that maternity apparel is also less fashion sensitive than specialty apparel in general, as demand is driven by the need to replace wardrobe basics as opposed to current fashion trends. Our competitors in the value-priced maternity apparel business are primarily moderate-priced department stores, discount stores and web-based maternity operations. Competition in mid- and luxury-priced maternity apparel is highly fragmented. We compete primarily with single location retailers and a handful of multi-location maternity operations, with the largest of these competitors having only twelve stores.

        Motherhood.    Motherhood serves the value-priced and highest volume portion of the maternity apparel industry and is our largest chain, with 610 stores as of March 31, 2002. Motherhood is positioned on everyday low prices, broad assortment, fashion and quality. We believe that the Motherhood customer shops at moderate-priced department stores and discount stores when she is not expecting. Motherhood stores average approximately 1,400 square feet and are located primarily in enclosed malls, strip and power centers and central city business districts. Motherhood stores include 87 outlet locations that carry predominantly Motherhood-branded product, as well as some closeout merchandise. In addition, we operate 128 Motherhood leased departments in department and specialty stores such as Macy's, Rich's, Lazarus and Babies "R" Us. Between 1998 and 2000, we successfully broadened Motherhood's customer base by lowering price points approximately 40% to 45%. This new price position significantly expanded the brand's target market, increased revenues per store and increased unit volumes.

        Mimi.    We have 109 Mimi stores, as of March 31, 2002, that serve the middle market price segment of the maternity apparel industry. The brand is positioned as young, contemporary, fun and affordable. We believe that the Mimi customer shops at department stores and specialty apparel chains when she is not expecting. Mimi stores average approximately 1,600 square feet and are located primarily in regional malls, lifestyle centers and central business districts. The stores carry Mimi-branded product, as well as a small selection of maternity merchandise developed by contemporary vendors exclusively for Mimi. We also operate ten Mimi leased departments, six of which have been opened after March 31, 2002, in Marshall Field's, Bloomingdale's and Macy's. Mimi was historically price positioned just below A Pea in the Pod. When Motherhood's prices were lowered, there was an opportunity for Mimi to broaden its customer base by including lower price points. Mimi was, therefore, recently repositioned and its merchandise price points now range from just above Motherhood to the lower end of A Pea in the Pod. This repositioning has resulted in an expansion of Mimi's target market, and we believe that we now have the opportunity to significantly increase the number of Mimi stores.

        A Pea in the Pod.    We believe that A Pea in the Pod is the premier maternity brand in the United States. The brand is positioned as exclusive, designer and aspirational. Our 42 stores, as of March 31, 2002, average approximately 2,400 square feet and are located in the most upscale venues, including Madison Avenue, Oak Street, Beverly Hills, South Coast Plaza and Bal Harbour. In addition to offering A Pea in the Pod and Mimi brands, we seek out designer and contemporary manufacturers and help them develop maternity versions of their styles exclusively for our A Pea in the Pod stores. Publicity, including celebrities wearing our clothes, is an important part of the marketing and positioning of the brand. As scarcity is part of the concept's luxury image, we have chosen to further develop the brand primarily by optimizing our customers' in-store experience rather than by opening new stores. We, therefore, continuously upgrade the quality of the locations, our store designs, the product styling and our publicity to enhance brand image and maximize profitability.

Our Competitive Strengths

        We are the leader in maternity apparel.    We are the only nationwide chain of maternity specialty stores in the United States and believe that our brands are the most recognized in maternity apparel. We have established a broad distribution network, with stores in a wide range of geographic areas and retailing venues. In addition, we believe that we have a leading position at every price point of maternity apparel through our three distinct brands. Our leadership position enables us to gain a unique understanding of the needs of our maternity customers, as well as keep abreast of fashion and product developments. We enhance our leadership position, increase market penetration and further build our brands by operating leased departments in department and baby specialty stores.

        We offer a wide product assortment.    A primary consideration for expectant mothers shopping for maternity clothes is product assortment, as pregnant women need to replace almost their entire wardrobe. We believe that we offer the widest selection of merchandise in the maternity apparel industry. We also offer product for multiple seasons, as pregnant women's clothing needs vary depending on their due date. Our ability to offer a broad assortment of product is due, in large part, to our vertically integrated business model, which includes our extensive in-house design and contract manufacturing capabilities, as well as our rapid inventory replenishment system. We believe that many of our competitors rely predominantly on the decreasing number of wholesale maternity apparel vendors who often offer more limited assortments.

        We are vertically integrated.    We design, contract manufacture and distribute approximately 90% of our merchandise. We believe that vertical integration enables us to offer the widest product selection in maternity apparel, to respond quickly to fashion trends and to ensure industry-leading in-stock levels. We combine our in-house design expertise, domestic and international sourcing capabilities, rapid inventory replenishment process and extensive proprietary systems to maximize inventory turnover, sales per square foot and gross profit margins. During the six months ended March 31, 2002, continuous improvements in our international sourcing capabilities have assisted us in improving inventory turnover and increasing gross margins by 3.3 percentage points as compared with the prior year period.

        We utilize a rapid inventory replenishment system.    Because maternity apparel is a niche industry, store profitability is optimized in smaller store formats. We are able to profitably offer a wide selection of merchandise in stores averaging approximately 1,500 square feet due, in large part, to our rapid inventory replenishment system. Our proprietary system enables us to offer more than 3,000 stock keeping units, or SKUs, per store without dedicating retail space to storage. We coordinate the rapid replenishment of inventory for all of our stores through our distribution center, which sends individually tailored selections to specific store locations between two and six times per week. We believe that most of our competitors do not rapidly replenish all styles in their store inventories and, therefore, cannot continuously offer comparable merchandise availability and assortment.

        We have proprietary systems that support our business.    In order to support our vertically integrated business model, we have developed a fully integrated, proprietary enterprise resource planning (ERP) system. This system includes point-of-sale (POS) systems, our TrendTrack merchandise analysis and planning system, our materials requirement planning (MRP) system and our web-based, global sourcing and logistics systems. These systems also support our automated picking and sorting systems and other aspects of our logistics infrastructure. We believe that our proprietary systems are critical to our competitive strengths of offering a broad product assortment, responding quickly to fashion trends, minimizing manufacturing costs and rapidly replenishing inventory in our stores.

        We are able to obtain prime real estate locations.    We believe that we are able to obtain attractive real estate locations due to the brand awareness of our concepts, our multiple price point approach and our sought after maternity customer. We are the only maternity apparel retailer to provide mall operators with the ability to choose from three differently priced concepts, depending on the mall's target demographics. We are also able to provide multiple stores for malls that want to offer their maternity customers a range of price alternatives. In addition, in the case of multi-mall operators, we have the flexibility to supply packages of stores in multiple malls. As a result, we have been able to locate stores in many of what we believe are the most desirable shopping malls in the country and are able to obtain attractive locations within these malls.

        We have a highly experienced and recently expanded management team.    Dan Matthias, Chairman and Chief Executive Officer, and Rebecca Matthias, President and Chief Operating Officer, founded the company 20 years ago and are leaders in maternity apparel retailing. David Mangini joined our management team in August 2001 as Executive Vice President — General Merchandise Manager with more than 20 years of apparel merchandising experience, including senior positions at Gap Inc. and Limited Brands, Inc. Mr. Mangini has developed a merchandising and planning organization by brand to further support each concept's future growth.

Our Growth Strategy

        We intend to continue growing our business primarily by opening new Motherhood and Mimi locations and improving profit margins. We expect to finance our growth principally from internally generated cash flow.

        Continue to grow our Motherhood store base.    We have grown our Motherhood store base from 217 stores at the time of acquisition in 1995 to 610 stores as of March 31, 2002, excluding leased departments. In fiscal 2000 and 2001, we opened 64 and 43 Motherhood stores, respectively, excluding leased departments and net of store closings. Based on our internal research and the number of suitable malls and outlet centers without a Motherhood store, we believe that the maternity apparel industry can support approximately 450 additional Motherhood stores and 100 additional Motherhood outlet stores in the United States. We expect to open approximately 99 and 67 new Motherhood stores and outlets in fiscal 2002 and 2003, respectively, net of store closings. We expect that the Motherhood stores opened in fiscal 2002 will include 54 conversions from acquired iMaternity locations. We currently have five Motherhood stores in Canada and believe that we can open additional stores in Canada, as well as in other international locations. We may also have the opportunity to grow the number of our Motherhood leased departments in the United States.

        Accelerate the growth of our Mimi store base.    We have 109 Mimi stores as of March 31, 2002, excluding leased departments. In fiscal 2000, we did not open any Mimi stores, net of store closings. In fiscal 2001, we opened three Mimi stores, excluding leased departments and net of store closings. We have recently widened the range of price points offered at Mimi to include lower prices and believe that this repositioning has significantly expanded Mimi's potential customer base. As a result, we expect to accelerate the growth of Mimi stores. Based on our internal research and the estimated number of suitable locations, we believe that the maternity apparel industry can support approximately 200 additional Mimi stores in the United States. We plan to open approximately 33 and 28 Mimi stores in fiscal 2002 and 2003, respectively, net of store closings. We expect that the Mimi stores opened in fiscal 2002 will include 25 conversions from acquired iMaternity locations.

        Increase our gross and operating margins.    We expect to increase our gross and operating margins primarily by continuing to develop our international sourcing capabilities. We have been transitioning from domestic to international manufacturing and believe that there are still significant opportunities to continue to lower our cost of goods. These opportunities include: (i) increasing volume purchasing as our business grows; (ii) improving supply chain efficiencies and communication with suppliers; (iii) shifting more of our domestic production to international factories; and (iv) identifying new manufacturers in additional and existing countries to minimize costs. We expect to continue to domestically source a portion of our product in order to quickly respond to changing fashion demands. We also expect that current initiatives to enhance the fashion apparel selection at Motherhood and Mimi will improve margins by increasing product demand and reducing markdowns.

        Expand and remodel our stores.    Approximately 25% of our non-outlet Motherhood stores are too small to carry our full line of merchandise, including plus-sized maternity wear, as well as our entire assortment of nursing apparel and accessories. We plan to expand the size of these stores primarily by relocating them within their current malls as space becomes available. Since the beginning of fiscal 1999, we have expanded 41 stores by increasing their average square footage from approximately 950 square feet to approximately 1,850 square feet. Recent results from completed relocations and expansions indicate that enlarging undersized Motherhood stores has increased their sales and profits. There are also opportunities to expand a portion of our Mimi store base to improve sales and profits. In addition, we plan to accelerate our store remodeling efforts and expect to remodel a substantial portion of our stores over the next several years.

        Improve new store return on investment.    We have recently redesigned the new store prototypes for each of our concepts to reduce build-out costs and improve returns on investment. The new prototypes are very similar to our current store base, but use more of a location's existing conditions and more prefabrication during construction. As a result, we have substantially reduced the capital expenditures needed for an average new store and expect to significantly increase our returns on new store investments.

        Leverage our unique customer relationships.    We believe that we serve approximately 2.5 million of the approximately 4.0 million women who have babies in the United States each year. We also believe that we serve approximately 1.3 million of the approximately 1.6 million first-time mothers each year. As a result, we have developed an extensive customer file of mothers. We have an opportunity to leverage these relationships by offering, at our customers' election, additional baby-related products and services through new and existing strategic alliances. We are supporting these efforts, as well as improving our customer service and customer relationship management capabilities, with investments in database hardware and software.

Recent Developments

        For the months of April, May and June 2002, we reported comparable store sales increases of 2.1%, 4.5% and 6.3%, respectively.

        On July 15, 2002, we issued a press release announcing our unaudited financial results for the third quarter ended June 30, 2002 and providing financial guidance for the fourth quarter of fiscal 2002 and the next three fiscal years.

        As of the end of the quarter, we operated 898 locations, including 739 Motherhood locations (including leased departments), 116 Mimi locations (including leased departments) and 43 A Pea in the Pod stores. Net sales for the third quarter were $122.6 million, a 17.9% increase from $104.0 million in the third quarter of the prior year. Comparable store sales increased 4.1% for the quarter (based on 718 locations), in contrast to a comparable store sales decrease of 2.0% in the prior year (based on 638 locations). Gross margin was 55.5%, as compared to 52.2% for the third quarter of last year. Earnings before interest, taxes, depreciation and amortization (EBITDA) was $17.7 million for the third quarter, a 30% increase from $13.6 million for the third quarter of the prior year. Net income available to common stockholders was $6.8 million, an increase of 99% from $3.4 million in the prior year. Earnings per common share (diluted) were $1.45, a 53% increase from $0.95 in the third quarter of fiscal 2001. Net income for the quarter was affected by our adoption of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," which requires that goodwill no longer be amortized. We recognized $0.6 million of goodwill amortization in the third quarter of fiscal 2001, or $0.15 per common share (diluted).

        For the nine months ended June 30, 2002, net sales were $341.8 million, a 15.6% increase from $295.7 million in the prior year. Comparable store sales increased 1.0% for the nine month period (based on 665 locations), in contrast to a comparable store sales decrease of 1.0% in the prior year (based on 607 locations). Gross margin was 53.1%, as compared to 49.8% for the nine months ended June 30, 2001. Our EBITDA was $34.9 million, a 33% increase from $26.4 million in the prior year. Net income available to common stockholders was $8.6 million, a 300% increase from $2.2 million for the same period in fiscal 2001. Earnings per common share (diluted) were $2.18, an increase of 263% from $0.60 per common share (diluted) for the nine month period in fiscal 2001. Net income and earnings per common share for the nine month period were affected by the adoption of SFAS No. 142, as we recognized $1.6 million of goodwill amortization in fiscal 2001, or $0.45 per common share (diluted).

        As of June 30, 2002, our balance sheet reflects cash and cash equivalents of $2.2 million, credit facility borrowings of $1.5 million, long term debt of $98.3 million, and stockholders' equity of

$26.3 million. On an as adjusted basis, after giving effect to this offering and the concurrent debt offering, as of June 30, 2002, our cash and cash equivalents would have been $19.6 million, we would have had no credit facility borrowings, our long term debt would have been $129.7 million and our stockholders' equity would have been $47.7 million.

        For the quarter ending September 30, 2002, we are planning for low single digit comparable store sales increases, an improvement in gross margin of approximately 2.0 percentage points, and an EBITDA margin substantially consistent with that of the same quarter in the prior year. We expect our capital expenditures for the fiscal year ending September 30, 2002 to be in the range of $10 million to $12 million, having incurred capital expenditures of $5.1 million through June 30, 2002. Assuming the completion of this offering of shares of common stock and the concurrent debt offering, we expect to incur certain one-time charges, which relate to the early repayment of our existing senior notes and the planned purchase of our Series C preferred stock, of approximately $3.0 million, including approximately $2.6 million of non-cash charges, which will reduce earnings per common share (diluted) by approximately $0.70 for fiscal 2002.

        Over the next three fiscal years, our goal is to increase sales by an average of approximately 10% annually, based on our plan to open new Motherhood and Mimi stores and our planned 1% to 2% comparable store sales growth. However, we expect somewhat less than 10% sales growth in fiscal 2003, primarily due to the increased number of new store openings beginning in fiscal 2003 and the impact of iMaternity stores closed during fiscal 2002 which contributed to fiscal 2002 sales but will not contribute to fiscal 2003 sales. We also have a goal to increase our gross margin by the end of the next three years by approximately 2.5 percentage points. If we were able to achieve this gross margin goal, we believe our operating income margin would increase by approximately 0.7 percentage points by the end of this three-year period. The targeted improvement in gross margin for the same period would be partially offset by an expected increase in operating expenses as a percentage of sales resulting from new store openings and our assumed low comparable store sales growth. Consistent with the goals described in the preceding sentences, our goal is to increase our earnings per share by approximately 18% to 20% annually over the next three years.

        We plan to fund our capital expenditures over the next three years principally from cash flow from operations, and we plan for the annual expenditures to be higher than fiscal 2002, primarily due to discretionary store remodeling initiatives and a greater number of planned store openings. We are planning our fiscal 2003 capital expenditures to be between $20 million and $25 million, with approximately one-third targeted for our store remodeling program.

        The goals set forth above, as well as the other forward-looking information contained or incorporated by reference in this prospectus, constitute forward-looking statements that are subject to various risks and uncertainties. A number of factors could cause our actual results, performance, achievements or industry results to be materially different from these forward-looking statements. See "Forward-Looking Statements" and "Risk Factors."

Our Principal Executive Offices

        Our principal executive offices are located at 456 North Fifth Street, Philadelphia, Pennsylvania 19123. Our telephone number is (215) 873-2200, and our website address is www.motherswork.com. Information included or referred to on any of our websites is not a part of this prospectus.

The Offering

Common stock offered by us	1,000,000 shares
Common stock offered by the selling stockholders	100,000 shares
Over-allotment option granted by us	165,000 shares
Common stock to be outstanding after the offering, not including the over-allotment option	4,970,196 shares
Use of proceeds
Our net proceeds from the sale of shares of common stock offered by us will be approximately $32.0 million. Concurrently with this equity offering, we are offering $125 million aggregate principal amount of % Senior Notes due , 2010. The net proceeds that we expect to receive from the sale of the notes will be approximately $120.7 million. This offering is not contingent on the closing of the concurrent debt offering, but the concurrent debt offering is contingent on the closing of this offering.

We expect to use the aggregate net proceeds from this equity offering and the concurrent debt offering in the following order: (i) to repay the existing 12 5/8% senior notes, plus accrued and unpaid interest; (ii) to repay our subordinated notes issued to former holders of shares of our Series A Preferred Stock in lieu of accrued and unpaid dividends; (iii) to pay all accrued and unpaid dividends on the outstanding shares of our Series A Preferred Stock and Series C Preferred Stock; (iv) to redeem all of the outstanding shares of our Series A Preferred Stock and to purchase, through an offer to purchase, all of the outstanding shares of our Series C Preferred Stock; (v) to repay the outstanding borrowings under our credit facility and (vi) for general corporate purposes.

In the event that the debt offering is not consummated, we expect to use the net proceeds from this equity offering in the following order: (i) to repay our subordinated notes issued to former holders of shares of our Series A Preferred Stock in lieu of accrued and unpaid dividends; (ii) to pay all accrued and unpaid dividends on the outstanding shares of our Series A Preferred Stock and Series C Preferred Stock and (iii) to redeem all of the outstanding shares of our Series A Preferred Stock and to purchase, through an offer to purchase, all of the outstanding shares of our Series C Preferred Stock. Based on an offering price per share of $34.30 (the closing share price on July 17, 2002), the net proceeds of this equity offering would be insufficient to redeem and purchase all of the outstanding shares of our Series A Preferred Stock and Series C Preferred Stock. We, therefore, expect to redeem and purchase a pro rata amount of each series.

We will not receive any proceeds from the sale of shares of common stock by the selling stockholders, except for amounts representing the aggregate exercise price for shares issued upon exercise of stock options.
Nasdaq National Market symbol	MWRK

        The total number of shares of common stock to be outstanding after this offering does not reflect:

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  980,699 shares that may be issued upon the exercise of outstanding stock options;

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  350,000 shares that may be issued upon the exercise of outstanding warrants to purchase common stock;

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  128,000 shares that we have reserved for future issuance pursuant to our director stock option plan;

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  227,947 shares that we have reserved for future issuance pursuant to our amended and restated 1987 stock option plan;

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  269,128 shares that may be issued upon the conversion of the outstanding shares of our Series A Preferred Stock;

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  74,183 shares that may be issued upon conversion of our subordinated notes issued to former holders of shares of our Series A Preferred Stock in lieu of accrued and unpaid dividends; and

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  342,544 shares that may be issued upon the conversion of the outstanding shares of our Series C Preferred Stock.

Concurrent Debt Offering

        Concurrently with this offering, we also are offering $125 million aggregate principal amount of            % Senior Notes due            , 2010 by means of a separate prospectus and registration statement. This offering is not contingent on the closing of the concurrent debt offering, but the concurrent debt offering is contingent on the closing of this offering.

Summary Consolidated Financial and Operating Data

        The following tables set forth summary consolidated statement of operations data, pro forma statement of operations data, operating data, cash flow and other data, and balance sheet data as of and for the periods indicated. The summary consolidated statement of operations and balance sheet data for each of the three fiscal years presented below are derived from our audited consolidated financial statements. The summary consolidated statement of operations and balance sheet data set forth below as of March 31, 2002 and 2001 and for the six months then ended are derived from our unaudited consolidated financial statements. You should read this information in conjunction with "Selected Consolidated Financial and Operating Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes included elsewhere in this prospectus.

	Fiscal Year Ended September 30,			Six Months Ended March 31,
	2001	2000	1999	2002	2001
				(Unaudited)
	(in thousands, except per share amounts)
Statement of Operations Data:
Net sales	$388,306	$366,283	$299,735	$219,250	$191,699
Costs of goods sold	194,320	183,300	150,402	105,635	98,730

Gross profit	193,986	182,983	149,333	113,615	92,969
Selling, general and administrative expenses	172,795	157,809	127,390	101,251	86,245

Operating income	21,191	25,174	21,943	12,364	6,724
Interest expense	(14,867)	(15,877)	(15,132)	(7,020)	(7,714)
Other income	594	—	—	—	—

Income (loss) before income taxes	6,918	9,297	6,811	5,344	(990)
Income tax provision (benefit)	3,456	4,249	3,424	1,988	(469)

Net income (loss)	3,462	5,048	3,387	3,356	(521)
Dividends on preferred stock	1,491	1,389	1,251	1,533	746

Net income (loss) available to common stockholders	$1,971	$3,659	$2,136	$1,823	$(1,267)

Income (loss) per share — basic	$0.57	$1.06	$0.60	$0.52	$(0.37)

Income (loss) per share — diluted	$0.55	$1.01	$0.57	$0.49	$(0.37)

Average shares outstanding — basic	3,456	3,443	3,538	3,540	3,453
Average shares outstanding — diluted	3,605	3,641	3,754	3,764	3,453
Pro Forma Statement of Operations Data(1):
Net income (loss) available to common stockholders	$1,971	$3,659	$2,136	$1,823	$(1,267)
Goodwill amortization	2,207	2,216	2,216	—	1,060

Pro forma net income (loss) available to common stockholders	$4,178	$5,875	$4,352	$1,823	$(207)

Pro forma income (loss) per share — basic	$1.21	$1.71	$1.23	$0.52	$(0.06)

Pro forma income (loss) per share — diluted	$1.16	$1.61	$1.16	$0.49	$(0.06)

(1)
As a result of our adoption of SFAS No. 142 on October 1, 2001, we no longer amortize goodwill. The pro forma statement of operations data reflect an adjustment to exclude goodwill amortization expense recognized in the prior periods as presented.

	Fiscal Year Ended September 30,						Six Months Ended March 31,
	2001		2000		1999		2002		2001
							(Unaudited)
	(in thousands, except ratios and operating data)
Operating Data:
Same store sales growth (decrease)(1)	(2.4)%		8.3%		12.9%		0.3%		(0.6)%
Average net sales per gross square foot(2)(3)	$365		$390		$382		$359		$372
Average net sales per store(2)(3)	$520,000		$545,000		$521,000		$509,000		$535,000
Gross square footage at period end(4)	1,100,000		980,000		856,000		1,287,000		1,056,000
Number of stores at period end
Motherhood	523		480		416		610		505
Mimi	74		71		71		109		73
A Pea in the Pod	42		41		41		42		40
Leased Departments	132		111		97		132		133

Total	771		703		625		893		751

Cash Flow and Other Data:
EBITDA(5)	$33,700		$37,125		$32,459		$17,248		$12,647
Cash flows provided by operating activities	19,507		18,623		428		12,341		8,954
Cash flows used in investing activities	(12,127)		(13,828)		(10,306)		(2,741)		(5,820)
Cash flows provided by (used in) financing activities	(98)		(2,859)		7,395		(17,197)		(3,782)
Capital expenditures	12,212		13,619		10,087		3,236		5,717
Ratio of total debt to EBITDA(3)	3.8	x	3.4	x	4.0	x	3.1	x	3.8	x
Ratio of EBITDA to interest expense(3)	2.3	x	2.3	x	2.1	x	2.7	x	2.1	x

(1)
Same store sales figures include stores that have been in operation for at least 12 full months at the beginning of the period for which such data is presented.
(2)
Based on locations in operation during the entire preceding twelve-month period.
(3)
For the six-month periods ended March 31, 2002 and 2001, the data is based on results from the preceding twelve-month period.
(4)
Based on all locations in operation at the end of the period.
(5)
We have presented EBITDA to enhance your understanding of our operating results. EBITDA represents net income (loss) before interest expense, income taxes, depreciation and amortization. EBITDA is provided because it is an important measure of financial performance commonly used in the retail industry to determine the value of companies within the industry and to define standards for borrowing from institutional lenders. You should not construe EBITDA as an alternative to operating income as an indicator of our operating performance, or as an alternative to cash flows from operating activities as a measure of our liquidity, as determined in accordance with generally accepted accounting principles. We may calculate EBITDA differently than other companies.

				As of March 31, 2002
					As Adjusted for the Concurrent Equity and Debt Offerings(1)
	Fiscal Year Ended September 30,
						As Adjusted for the Equity Offering(2)
	2001	2000	1999	Actual
				(Unaudited)	(Unaudited)	(Unaudited)
	(in thousands)
Balance Sheet Data (at end of period):
Working capital	$32,509	$29,684	$24,021	$24,768	$49,791	$24,797
Total assets	185,177	179,586	177,608	208,558	213,460	208,559
Total debt	128,842	127,179	128,661	118,983	130,140	116,597
Accrued dividends on Series A Preferred Stock	7,055	6,037	4,648	5,652	—	—
Series C Cumulative Redeemable Preferred Stock	—	—	—	18,880	—	2,782
Stockholders' equity
Series A Preferred Stock	10,773	11,500	11,500	7,819	—	1,202
Common stockholders' equity (deficit)	3,968	1,250	(2,432)	9,761	38,617	40,542

Total stockholders' equity	$14,741	$12,750	$9,068	$17,580	$38,617	$41,744

(1)
The balance sheet data, as adjusted for the concurrent debt and equity offerings, is calculated as if the net proceeds from these offerings were used (i) to repay the existing 12 5/8% senior notes, plus accrued and unpaid interest, (ii) to repay our subordinated notes issued to former holders of shares of our Series A Preferred Stock in lieu of accrued and unpaid dividends, (iii) to pay all accrued and unpaid dividends on the outstanding shares of our Series A Preferred Stock and Series C Preferred Stock, (iv) to redeem all of the outstanding shares of our Series A Preferred Stock and to purchase, through an offer to purchase, all of the outstanding shares of our Series C Preferred Stock, (v) to repay the outstanding borrowings under our credit facility and (vi) for general corporate purposes.

(2)
The balance sheet data, as adjusted for the equity offering only, is calculated as if the net proceeds from this offering were used (i) to repay our subordinated notes issued to former holders of shares of our Series A Preferred Stock in lieu of accrued and unpaid dividends, (ii) to pay all accrued and unpaid dividends on the outstanding shares of our Series A Preferred Stock and Series C Preferred Stock and (iii) to redeem all of the outstanding shares of our Series A Preferred Stock and to purchase, through an offer to purchase, all of the outstanding shares of our Series C Preferred Stock. Based on an offering price per share of $34.30, the net proceeds of this equity offering would be insufficient to redeem and purchase all of the outstanding shares of our Series A Preferred Stock and Series C Preferred Stock. We, therefore, expect to redeem and purchase a pro rata amount of each series.

RISK FACTORS

        Investing in our common stock involves a high degree of risk. You should carefully consider the following risks, as well as the other information contained in this prospectus, before deciding to invest in shares of our common stock. If any of the following risks actually occur, our business, financial condition and operating results could suffer. In that event, the trading price of our common stock could decline and you could lose all or part of your investment. You should refer to the other information set forth in this prospectus and our consolidated financial statements and the related notes included elsewhere in this prospectus.

Risks Relating to Our Business and Industry

We may not be successful in expanding our business and opening new stores.

        Our growth depends on our ability to successfully open and operate new stores on a profitable basis. This expansion will place increased demands on our management, operational and administrative resources. These increased demands and operating complexities could cause us to operate our business less effectively, which, in turn, could cause a deterioration in the financial performance of our stores and slow our new store growth. Our planned expansion will also require that we continually monitor and upgrade our management information and other systems, as well as our distribution infrastructure.

        Our ability to open and operate new stores successfully depends on many factors, including, among others, our ability to:

  •
  identify and obtain suitable store locations, including mall locations, the availability of which is outside of our control;

  •
  negotiate favorable lease terms, including desired tenant improvement allowances;

  •
  source sufficient levels of inventory to meet the needs of new stores;

  •
  successfully address competition, merchandising and distribution challenges; and

  •
  hire, train and retain a sufficient number of qualified store personnel.

        There can be no assurance that we will be able to achieve our store expansion goals. Even if we succeed in opening new stores as planned, we cannot assure you that our newly-opened stores will achieve revenue or profitability levels comparable to those of our existing stores in the time periods estimated by us, or at all. If our stores fail to achieve or are unable to sustain acceptable revenue and profitability levels, we may incur significant costs associated with operating or closing those stores.

We require a significant amount of cash to service our indebtedness, which reduces the cash available to finance our growth.

        We have a significant amount of indebtedness. As of March 31, 2002, our total indebtedness, including current maturities, was $119.0 million, and we had the ability to borrow an additional $27.2 million under our credit facility. Our required interest payments under our existing senior notes are expected to be $11.6 million for each of fiscal 2002 and 2003.

        As adjusted only for this equity offering, our pro forma indebtedness as of March 31, 2002 would have decreased by approximately $2.4 million to $116.6 million, and we would have had the ability to borrow an additional $27.2 million under our credit facility. As adjusted for this equity offering and the concurrent debt offering, our pro forma indebtedness as of March 31, 2002 would have increased by approximately $11.2 million to approximately $130.1 million, and we would have had the ability to borrow an additional $47.6 million under our credit facility.

        Our ability to make required payments on our indebtedness, as well as to fund our operations and future growth, depends upon our ability to generate cash. Our success in generating cash depends upon the results of our operations, as well as upon general economic, financial, competitive and other factors beyond our control.

        Our indebtedness could, among other things:

  •
  make us more vulnerable to unfavorable economic conditions;

  •
  make it more difficult for us to open new stores or improve or expand existing stores;

  •
  restrict our ability to pay dividends or make distributions to our stockholders;

  •
  restrict our ability to incur additional indebtedness;

  •
  require us to pledge all or substantially all of our assets as collateral to secure indebtedness;

  •
  make it more difficult for us to pursue strategic acquisitions, alliances and partnerships; and

  •
  require us to dedicate or reserve a large portion of our cash flow from operations to making payments on our indebtedness, which would prevent us from using cash flow for other purposes.

We are heavily dependent on our management information systems and our ability to improve and upgrade these systems from time to time.

        The efficient operation of our business is heavily dependent on our fully-integrated, internally-developed management information systems. In particular, we rely on point-of-sale terminals, which provide information to our customized TrendTrack merchandise analysis and planning system used to track sales and inventory. The TrendTrack system helps integrate our design, manufacturing, distribution and financial functions, and also provides daily financial and merchandising information. As a result, our business and operations could be materially and adversely affected if our systems were inoperable or inaccessible.

        From time to time, we improve and upgrade our management information systems. We have recently begun deploying and upgrading a proprietary Internet-based point-of-sale system and integrating this system with our current systems. If we are unable to maintain and upgrade our systems or to convert to and integrate new and updated systems in an efficient and timely manner, our business and results of operations could be materially and adversely affected.

Our comparable store sales and quarterly operating results have fluctuated in the past and can be expected to continue to fluctuate in the future.

        Our comparable store sales and quarterly results of operations have fluctuated in the past and can be expected to continue to fluctuate and are affected by a variety of factors, including:

  •
  the opening of new stores, the relative proportion of new stores to mature stores and the expansion of stores;

  •
  the timing of new store openings;

  •
  changes in our merchandise mix;

  •
  the price repositioning of our Mimi brand to the middle market price segment;

  •
  general economic conditions and, in particular, the retail sales environment;

  •
  calendar shifts of holiday or seasonal periods;

  •
  pregnancy rates;

  •
  actions of competitors or mall anchor tenants;

  •
  fashion trends; and

  •
  weather conditions.

        If, at any time, our comparable store sales or quarterly results of operations decline or do not meet the expectations of Wall Street research analysts, the price of our common stock could decline substantially.

We rely significantly on foreign sources of production.

        We receive apparel and other merchandise from foreign sources, both purchased directly in foreign markets and indirectly through domestic vendors with foreign sources. To the extent that any of our vendors are located overseas or rely on overseas sources for a large portion of their products, any event causing a disruption of imports, including the imposition of import restrictions, could harm our ability to source product. This disruption could materially limit the merchandise that we would have available for sale and reduce our revenues and earnings. The flow of merchandise from our vendors could also be adversely affected by financial or political instability, or war, in any of the countries in which the goods we purchase are manufactured. Trade restrictions in the form of tariffs or quotas, or both, applicable to the products that we sell also could affect the import of those products and could increase the cost and reduce the supply of products available to us. In addition, decreases in the value of the U.S. dollar against foreign currencies could increase the cost of products that we purchase from overseas vendors.

We could be materially and adversely affected if our distribution operations were disrupted.

        To support our retail operations, we operate a distribution facility in Philadelphia, Pennsylvania. Finished garments from contractors and other manufacturers are inspected and stored for distribution to our stores. We do not have other distribution facilities to support our distribution needs. As a result, if this distribution facility were to shut down or otherwise become inoperable or inaccessible for any reason, we could incur significantly higher costs and longer lead times associated with the distribution of our products to our stores during the time it takes to reopen or replace the facility. In light of our strategic emphasis on rapid replenishment as a key competitive advantage, a distribution disruption might have a disproportionately adverse effect on our operations and profitability relative to other retailers. In addition, the loss or material disruption of service from any of our shippers could have a material adverse impact on our business and results of operations.

Our stores are heavily dependent on the customer traffic generated by shopping malls.

        We depend heavily on locating our stores in prominent locations within successful shopping malls in order to generate customer traffic. We cannot control the development of new shopping malls, the availability or cost of appropriate locations within existing or new shopping malls or the success of existing or new mall stores.

        The success of all of our mall stores will depend, in part, on the ability of each mall's anchor tenants, such as large department stores, other tenants and area attractions to generate consumer traffic in the vicinity of our stores, and the continuing popularity of malls as shopping destinations. Sales volume and mall traffic may be adversely affected by economic downturns in a particular area, the closing of anchor tenants or competition from non-mall retailers and other malls where we do not have stores.

Our success depends on our ability to identify and rapidly respond to fashion trends.

        The apparel industry is subject to rapidly changing fashion trends and shifting consumer demands. Accordingly, our success depends on the priority that our target customers place on fashion and our ability to anticipate, identify and capitalize upon emerging fashion trends. Our failure to anticipate, identify or react appropriately to changes in styles or trends could lead to, among other things, excess inventories and higher markdowns, as well as the decreased appeal of our brands.

The failure to retain our existing senior management team or to attract and retain highly skilled and qualified personnel could adversely affect our business.

        Our business requires disciplined execution at all levels of our organization in order to timely deliver and display fashionable merchandise in appropriate quantities in our stores. This execution requires experienced and talented management. We currently have a management team with a great deal of experience with us and in apparel retailing. If we were to lose the benefit of this experience and, in particular, if we were to lose the services of Dan Matthias, our Chairman and Chief Executive Officer, or Rebecca Matthias, our President and Chief Operating Officer, our business could be materially and adversely affected.

        In addition, as our business expands, we believe that our success will depend greatly on our continued ability to attract and retain highly skilled and qualified personnel. There is a high level of competition for personnel in the retail industry. The inability to meet our staffing requirements in the future at costs that are favorable to us, or at all, could impair our ability to increase revenue and could otherwise harm our business.

Our quarterly operating results and inventory levels may fluctuate as a result of seasonality in the maternity clothing industry.

        Our business, like that of other retailers, is seasonal. Results for any quarter are not necessarily indicative of the results that may be achieved for a full fiscal year. A significant portion of our net sales and profits are realized during the first and third fiscal quarters, corresponding to the holiday and spring selling seasons, respectively. Seasonal fluctuations also affect our inventory levels, as we usually order merchandise in advance of peak selling periods and sometimes before new fashion trends are confirmed by customer purchases. We must carry a significant amount of inventory, especially before the holiday and spring selling periods. If we are not successful in selling our inventory during this period, we may be forced to rely on markdowns or promotional sales to dispose of the excess inventory or we may not be able to sell the inventory at all, which could have a material adverse effect on our business and results of operations.

Our business depends on sustained demand for maternity clothing and is sensitive to economic conditions and consumer spending.

        Our business depends upon sustained demand for maternity clothing. Our future performance will be subject to a number of factors beyond our control, including demographic changes. If demand for maternity clothing were to decline for any reason, such as a decrease in the number of pregnancies, our operating results could be adversely affected.

        In addition, the specialty apparel retail business historically has been subject to cyclical variations. Consumer purchases of specialty apparel products, including maternity wear, may decline during recessionary periods and at other times when disposable income is lower. A prolonged economic downturn could have a material adverse impact on our business and results of operations.

Our market share may be adversely impacted at any time by a significant number of competitors.

        We operate in a highly competitive environment characterized by low barriers to entry. We compete against department stores, specialty retail chains, discount stores, independent retail stores and catalog and Internet-based retailers. Many of our competitors are larger and have substantially greater resources than us. Our market share and results of operations may be adversely affected by this competition.

Our earnings would decline if we write off goodwill.

        As a result of purchase accounting for our various acquisitions, we have accumulated a substantial amount of goodwill, amounting to $55.7 million as of March 31, 2002. Following our adoption of new accounting standards effective October 1, 2001, goodwill and other intangible assets with indefinite lives are not amortized, but rather tested for impairment annually. If we determine in the future that impairment has occurred, we would be required to write off the impaired portion of goodwill, which could substantially reduce our earnings and result in a substantial decline in the price of our common stock.

We may be unable to protect our trademarks and other intellectual property.

        We believe that our trademarks and service marks are important to our continued success and our competitive position due to their recognition with our customers. We devote substantial resources to the establishment and protection of our trademarks and service marks. We are not aware of any pending claims of infringement or challenges to our right to use any of our trademarks and service marks in the United States. Although we actively protect our intellectual property, there can be no assurance that the actions that we have taken to establish and protect our trademarks, service marks and other intellectual property, including our rights in our management information systems, will be adequate to prevent imitation of our marks, products or services by others or to prevent others from seeking to block sales of our products as a violation of their trademarks, service marks or other proprietary rights. Also, others may assert rights in, or ownership of, our trademarks and other proprietary rights and we may not be able to successfully resolve these types of conflicts. In addition, the laws of certain foreign countries may not protect our trademarks and proprietary rights to the same extent as do the laws of the United States.

War or acts of terrorism or the threat of either may negatively impact availability of merchandise and otherwise adversely impact our business.

        In the event of war or acts of terrorism, or if either is threatened, our ability to obtain merchandise available for sale in our stores may be negatively affected. A substantial portion of our merchandise is imported from other countries. If goods become difficult or impossible to import into the United States, and if we cannot obtain such merchandise from other sources at similar costs, our sales and profit margins may be adversely affected. In the event that commercial transportation is curtailed or substantially delayed, our business may be adversely impacted, as we may have difficulty shipping merchandise to our distribution facility and stores, as well as fulfilling catalog and website orders.

Risks Relating to the Offering

Our share price may be volatile and could decline substantially.

        The market price of our common stock has been, and is expected to continue to be, volatile, both because of actual and perceived changes in our financial results and prospects and because of general volatility in the stock market. The factors that could cause fluctuations in our share price may include, among other factors discussed in this section, the following:

  •
  actual or anticipated variations in the financial results and prospects of our business or other companies in the retail business;

  •
  changes in financial estimates by Wall Street research analysts;

  •
  actual or anticipated changes in the United States economy or the retailing environment;

  •
  changes in the market valuations of other specialty apparel or retail companies; and

  •
  announcements by us or our competitors.

The public sale of our common stock by existing stockholders could adversely affect our share price.

        The market price of our common stock could decline as a result of market sales by our existing stockholders after this offering or the perception that such sales will occur. These sales also might make it difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

Our charter documents contain certain anti-takeover provisions, and we are entitled to certain other protective provisions under Delaware law.

        We are a Delaware corporation and the anti-takeover provisions of Delaware law impose various impediments to the ability of a third party to acquire control of our company, even if a change of control would be beneficial to our existing stockholders. We also have adopted a stockholder rights plan, commonly known as a "poison pill," that entitles our stockholders to acquire additional shares of our company, or a potential acquiror of our company, at a substantial discount to their market value in the event of an attempted takeover. In addition, our amended and restated certificate of incorporation and by-laws may discourage, delay or prevent a merger or acquisition involving our company that our stockholders may consider favorable by, among other things:

  •
  authorizing the issuance of preferred stock, the terms of which may be determined at the discretion of our Board of Directors;

  •
  restricting the ability of stockholders to call special meetings of stockholders;

  •
  providing for a classified Board of Directors, with staggered three-year terms; and

  •
  establishing advance notice requirements for nominations for election to the Board of Directors or for proposing matters that can be acted on by stockholders at meetings.

        The provisions which we have summarized above may reduce the market value of our common stock.

Shares eligible for future sale may cause the market price for our common stock to drop significantly, even if our business is doing well.

        As of July 15, 2002, we had 3,926,196 shares of common stock outstanding. All of the shares of common stock being sold in this offering will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended, unless the shares are subject to a lock-up agreement or are held by one of our "affiliates," as that term is defined under Rule 144 under the Securities Act. We, our executive officers and directors, some of our employees and stockholders and other entities affiliated with each of them have agreed not to offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of common stock or securities convertible into or exchangeable or exercisable for any shares of common stock or enter into a transaction that would have the same effect, without, in each case, the prior written consent of Credit Suisse First Boston Corporation for a period of 90 days after the date of this prospectus. After the lock-up agreements pertaining to this offering expire, subject to some exceptions, 1,683,680 shares of common stock, including 477,644 shares underlying vested stock options, that were subject to the lock-up agreements will be eligible for sale. Those shares that are held by our affiliates will remain subject to the resale limitations of Rule 144 under the Securities Act.

        We cannot predict the effect, if any, that future sales of our common stock or the availability of shares for future sale will have on the market price of our common stock from time to time. Other shares of our common stock issued in the future may become available for resale in the public market from time to time, and the market price of shares of our common stock could drop significantly if the holders of these shares sell them or are perceived by the market as intending to sell them.

You may not be able to seek remedies against Arthur Andersen LLP, our former independent accountant.

        Our consolidated financial statements for the year ended September 30, 1999 were audited by Arthur Andersen LLP, our former independent auditor. On June 15, 2002, a jury in Houston, Texas found Arthur Andersen LLP guilty of a federal obstruction of justice charge arising from the federal government's investigation of Enron Corp. SEC rules require us to present our audited financial statements in various SEC filings, along with Arthur Andersen LLP's consent to our inclusion of its audit report in those filings. Arthur Andersen LLP has not consented to the use of its audit report on our financial statements in this registration statement, and we do not expect to receive Arthur Andersen LLP's consent in any future SEC filings. Without this consent, it may become more difficult for you to seek remedies against Arthur Andersen LLP. Furthermore, relief in connection with claims which may be available to stockholders under the federal securities laws against auditing firms may not be available as a practical matter against Arthur Andersen LLP should it cease to operate or be financially impaired.

We do not expect to pay cash dividends in the foreseeable future.

        Since our initial public offering, we have not declared or paid cash dividends on our shares of common stock and do not expect to pay cash dividends for the foreseeable future. No dividends may be paid on our common stock or any other shares of our capital stock ranking junior to the shares of our Series A Preferred Stock or the shares of our Series C Preferred Stock, other than dividends payable in shares of common stock, until all cumulative and current dividends on the outstanding shares of our Series A Preferred Stock and Series C Preferred Stock have been declared and paid in full. See notes 7 and 12 of the notes to our consolidated financial statements for the year ended September 30, 2001 and note 4 to the unaudited consolidated financial statements for the period ended March 31, 2002 for further discussion of preferred stock dividends. In addition, the terms of our existing senior notes and our credit facility restrict our ability to declare or pay dividends on our common stock. The new senior notes to be issued in the concurrent debt offering will contain similar restrictions. Any payment of future dividends will be at the discretion of our Board of Directors and will be based upon certain restrictive financial covenants, earnings, capital requirements and our financial condition, among other factors, at the time any such dividend is considered.

USE OF PROCEEDS

        We will receive net proceeds from this equity offering of approximately $32.0 million, based upon a public offering price per share of $34.30 (the closing share price on July 17, 2002) and after deducting underwriting discounts and the estimated offering expenses payable by us. We will not receive any proceeds from the sale of shares of common stock by the selling stockholders, except for amounts representing the aggregate exercise price for shares issued upon exercise of stock options.

        Concurrently with this equity offering, we are offering $125 million aggregate principal amount of    % Senior Notes due            , 2010 by means of a separate prospectus and registration statement. The net proceeds that we expect to receive from the sale of the notes will be approximately $120.7 million, after deducting underwriting discounts and estimated offering expenses payable by us.

        This offering is not contingent on the closing of the concurrent debt offering, but the concurrent debt offering is contingent on the closing of this offering.

        We expect to use the aggregate net proceeds from (i) this equity offering, including any additional proceeds that we receive from the underwriters' exercise of their over-allotment option, and (ii) the concurrent debt offering in the following order:

  •
  to repay the existing 12 5/8% senior notes, plus accrued and unpaid interest, and related fees and expenses (approximately $94 million);
  •
  to repay our subordinated notes issued to former holders of shares of our Series A Preferred Stock in lieu of accrued and unpaid dividends (approximately $2 million);
  •
  to pay all accrued and unpaid dividends on the outstanding shares of our Series A Preferred Stock and Series C Preferred Stock (approximately $7 million);
  •
  to redeem all of the outstanding shares of our Series A Preferred Stock and to purchase, through an offer to purchase, all of the outstanding shares of our Series C Preferred Stock (approximately $27 million);
  •
  to repay the outstanding borrowings under our credit facility; and
  •
  for general corporate purposes.

        On July 10, 2002, we commenced a cash tender offer to purchase any and all of our outstanding 12 5/8% senior notes. We also commenced a solicitation of consents to reduce the notice period required by the related indenture for the Company to redeem any existing senior notes that remain outstanding after consummation of the tender offer and to amend or eliminate substantially all of the principal restrictive covenants contained in the related indenture. To the extent that any existing senior notes remain outstanding after consummation of the tender offer, the Company intends to redeem these senior notes.

        In the event that the debt offering is not consummated, we expect to use the net proceeds from this equity offering in the following order:

  •
  to repay our subordinated notes issued to former holders of shares of our Series A Preferred Stock in lieu of accrued and unpaid dividends;
  •
  to pay all accrued and unpaid dividends on the outstanding shares of our Series A Preferred Stock and Series C Preferred Stock; and
  •
  to redeem all of the outstanding shares of our Series A Preferred Stock and to purchase, through an offer to purchase, all of the outstanding shares of our Series C Preferred Stock. Based on an offering price per share of $34.30, the net proceeds of this equity offering would be insufficient to redeem and purchase all of the outstanding shares of our Series A Preferred Stock and Series C Preferred Stock. We, therefore, expect to redeem and purchase a pro rata amount of each series.

        Until the net proceeds from these offerings are used for such purposes, they will be invested in short-term, investment grade, interest-bearing securities.

COMMON STOCK PRICE RANGE AND DIVIDEND POLICY

        Our common stock is traded on the Nasdaq National Market under the symbol "MWRK." The following table sets forth for the periods indicated below the reported high and low sales prices of our common stock as reported on the Nasdaq National Market.

	High	Low
Fiscal Year Ended September 30, 2000:
Quarter ended December 31, 1999	$13.25	$8.00
Quarter ended March 31, 2000	15.38	9.81
Quarter ended June 30, 2000	12.25	10.00
Quarter ended September 30, 2000	11.00	6.00
Fiscal Year Ended September 30, 2001:
Quarter ended December 31, 2000	$11.00	$6.00
Quarter ended March 31, 2001	9.38	7.00
Quarter ended June 30, 2001	8.10	7.07
Quarter ended September 30, 2001	11.90	7.50
Fiscal Year Ending September 30, 2002:
Quarter ended December 31, 2001	$9.75	$6.90
Quarter ended March 31, 2002	16.75	8.60
Quarter ended June 30, 2002	40.25	15.16
Quarter ending September 30, 2002 (through July 17, 2002)	40.10	33.76

        We have not paid any cash dividends on our common stock since our initial public offering and do not anticipate paying cash dividends on our common stock in the foreseeable future. No dividends may be paid on common stock or any other shares of our capital stock ranking junior to the shares of our Series A Preferred Stock or Series C Preferred Stock, other than dividends payable in shares of common stock, until all cumulative and current dividends on the shares of our Series A Preferred Stock and the shares of our Series C Preferred Stock have been declared and paid in full. See notes 7 and 12 of the notes to our consolidated financial statements for the year ended September 30, 2001 and note 4 to the unaudited consolidated financial statements for the period ended March 31, 2002 for further discussion of preferred stock dividends. In addition, the terms of our existing senior notes and our credit facility restrict our ability to declare or pay dividends on our common stock. The new senior notes to be issued in the concurrent debt offering will contain similar restrictions. Any payment of future dividends will be at the discretion of our Board of Directors and will be based upon certain restrictive financial covenants, earnings, capital requirements and our financial condition, among other factors, at the time any such dividend is considered.

CAPITALIZATION

        The following table sets forth our capitalization as of March 31, 2002:

  •
  on an actual basis;

  •
  on an as adjusted basis to reflect the application of (i) the $32.0 million net proceeds from this equity offering, as well as (ii) the $120.7 million of net proceeds from the concurrent debt offering; and

  •
  on an as adjusted basis to reflect the application of the net proceeds only from the equity offering as described above.

        You should read this table in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Use of Proceeds" and our consolidated financial statements and related notes included elsewhere in this prospectus.

	March 31, 2002
	Actual	As Adjusted for the Concurrent Equity and Debt Offerings(1)	As Adjusted for this Equity Offering(2)
	(Unaudited) (in thousands, except share and per share amounts)
Cash and cash equivalents	$2,761	$4,657	$2,762

Short-term debt
Line of credit borrowings	$20,367	$—	$20,367
Current portion of long-term debt	434	434	434
Long-term debt
12 5/8% Senior unsecured exchange notes due 2005 (net of $910, none and $910 unamortized discount)	91,090	—	91,090
% Senior Notes due , 2010	—	125,000	—
Capital lease obligations and other long-term debt	4,706	4,706	4,706
Subordinated notes	2,386	—	—

Total long-term debt	98,182	129,706	95,796
Accrued dividends on Series A preferred stock	5,652	—	—
Series C cumulative redeemable preferred stock, $.01 par value, 302,619 shares authorized, 302,619, none and 52,141 shares outstanding	18,880	—	2,782
Stockholders' equity
Series A cumulative convertible preferred stock, $.01 par value, $280.4878 stated value; 41,000 shares authorized, 27,877, none and 4,803 shares outstanding (liquidation value of $13,471, none and $1,202)	7,819	—	1,202
Series B junior participating preferred stock, $.01 par value, 10,000 shares authorized, none outstanding	—	—	—
Common stock, $.01 par value: 10,000,000 shares authorized, 3,740,547, 4,784,547 and 4,784,547 shares outstanding	37	47	47
Additional paid-in capital	30,917	62,867	62,867
Accumulated deficit	(21,193)	(24,297)	(22,372)

Total stockholders' equity	17,580	38,618	41,745

Total capitalization	$161,095	$168,758	$161,124

(1)
The balance sheet data, as adjusted for the concurrent equity and debt offerings, is calculated as if the net proceeds from these offerings were used (i) to repay the existing 12 5/8% senior notes, plus accrued and unpaid interest, (ii) to repay our subordinated notes issued to former holders of shares of our Series A Preferred Stock in lieu of accrued and unpaid dividends, (iii) to pay all accrued and unpaid dividends on the outstanding shares of our Series A Preferred Stock and Series C Preferred Stock, (iv) to redeem all of the outstanding shares of our Series A Preferred Stock and to purchase, through an offer to purchase, all of the outstanding shares of our Series C Preferred Stock, (v) to repay the outstanding borrowings under our credit facility and (vi) for general corporate purposes.

(2)
The balance sheet data, as adjusted for the equity offering only, is calculated as if the net proceeds from this offering were used (i) to repay our subordinated notes issued to former holders of shares of our Series A Preferred Stock in lieu of accrued and unpaid dividends, (ii) to pay all accrued and unpaid dividends on the outstanding shares of our Series A Preferred Stock and Series C Preferred Stock and (iii) to redeem all of the outstanding shares of our Series A Preferred Stock and to purchase, through an offer to purchase, all of the outstanding shares of our Series C Preferred Stock. Based on an offering price per share of $34.30, the net proceeds would be insufficient to redeem and purchase all of the outstanding shares of our Series A Preferred Stock and Series C Preferred Stock. We, therefore, expect to redeem and purchase a pro rata amount of each series.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

        The following tables set forth selected consolidated statement of operations data, pro forma statement of operations data, operating data, cash flow and other data, and balance sheet data as of and for the periods indicated. The selected consolidated statement of operations and balance sheet data for each of the five fiscal years presented below are derived from our audited consolidated financial statements. The selected consolidated statement of operations and balance sheet data set forth below as of March 31, 2002 and 2001, and for the six months then ended are derived from our unaudited consolidated financial statements. You should read this information in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes.

	Fiscal Year Ended September 30,					Six Months Ended March 31,
	2001	2000	1999	1998	1997	2002	2001
						(Unaudited)
	(in thousands, except per share amounts)
Statement of Operations Data:
Net sales	$388,306	$366,283	$299,735	$298,991	$246,934	$219,250	$191,699
Costs of goods sold(1)	194,320	183,300	150,402	158,047	113,886	105,635	98,730

Gross profit	193,986	182,983	149,333	140,944	133,048	113,615	92,969
Selling, general and administrative expenses(1)	172,795	157,809	127,390	139,322	124,495	101,251	86,245
Restructuring and non-recurring charges(2)	—	—	—	10,635	5,617	—	—

Operating income (loss)	21,191	25,174	21,943	(9,013)	2,936	12,364	6,724
Interest expense	(14,867)	(15,877)	(15,132)	(15,181)	(13,252)	(7,020)	(7,714)
Other income	594	—	—	—	—	—	—

Income (loss) before income taxes	6,918	9,297	6,811	(24,194)	(10,316)	5,344	(990)
Income tax provision (benefit)	3,456	4,249	3,424	(7,477)	(2,677)	1,988	(469)

Net income (loss)	3,462	5,048	3,387	(16,717)	(7,639)	3,356	(521)
Dividends on preferred stock	1,491	1,389	1,251	1,168	1,088	1,533	746

Net income (loss) available to common stockholders	$1,971	$3,659	$2,136	$(17,885)	$(8,727)	$1,823	$(1,267)

Income (loss) per share — basic	$0.57	$1.06	$0.60	$(5.00)	$(2.45)	$0.52	$(0.37)

Income (loss) per share — diluted	$0.55	$1.01	$0.57	$(5.00)	$(2.45)	$0.49	$(0.37)

Average shares outstanding — basic	3,456	3,443	3,538	3,577	3,563	3,540	3,453
Average shares outstanding — diluted	3,605	3,641	3,754	3,577	3,563	3,764	3,453
Pro Forma Statement of Operations Data(3):
Net income (loss) available to common stockholders	$1,971	$3,659	$2,136	$(17,885)	$(8,727)	$1,823	$(1,267)
Goodwill amortization	2,207	2,216	2,216	2,218	2,222	—	1,060

Pro forma net income (loss) available to common stockholders	$4,178	$5,875	$4,352	$(15,667)	$(6,505)	$1,823	$(207)

Pro forma income (loss) per share — basic	$1.21	$1.71	$1.23	$(4.38)	$(1.83)	$0.52	$(0.06)

Pro forma income (loss) per share — diluted	$1.16	$1.61	$1.16	$(4.38)	$(1.83)	$0.49	$(0.06)

(1)
Cost of goods sold includes $10.3 million of charges recorded in fiscal 1998 associated with inventory purchase commitments and inventory write-downs in connection with the Episode restructuring activities and $0.8 million of charges recorded in fiscal 1997 associated with inventory reserves recorded in connection with discontinuing overlapping product lines. Selling, general and administrative expense recorded in fiscal 1997 includes $1.2 million of charges associated with asset impairment and other occupancy related items.

(2)
Restructuring charges include $10.6 million of charges recorded in fiscal 1998 associated with the Episode restructuring and $5.6 million of charges recorded in fiscal 1997 associated with the store consolidation restructuring activities.

(3)
As a result of our adoption of SFAS No. 142 on October 1, 2001, we no longer amortize goodwill. The pro forma statement of operations data reflect an adjustment to exclude goodwill amortization expense recognized in the prior periods as presented.

	Fiscal Year Ended September 30,										Six Months Ended March 31,
	2001		2000		1999		1998		1997		2002		2001
											(Unaudited)
	(in thousands, except ratios and operating data)
Operating Data(1):
Same store sales increase (decrease)(2)	(2.4)%		8.3%		12.9%		13.4%		4.3%		0.3%		(0.6)%
Average net sales per gross square foot(3)(4)	$365		$390		$382		$354		$319		$359		$372
Average net sales per store(3)(4)	$520,000		$545,000		$521,000		$464,000		$508,000		$509,000		$535,000
Number of stores at period end	771		703		625		583		587		893		751
Gross square footage at period end(5)	1,100,000		980,000		856,000		741,000		815,000		1,287,000		1,056,000
Cash Flow and Other Data:
EBITDA(6)	$33,700		$37,125		$32,459		$2,979		$15,106		$17,248		$12,647
Adjusted EBITDA(7)	33,106		37,125		32,459		23,904		22,706		17,248		12,647
Cash flows provided by operating activities	19,507		18,623		428		464		5,177		12,341		8,954
Cash flows used in investing activities	(12,127)		(13,828)		(10,306)		(9,592)		(12,135)		(2,741)		(5,820)
Cash flows provided by (used in) financing activities	(98)		(2,859)		7,395		11,086		7,361		(17,197)		(3,782)
Capital expenditures	12,212		13,619		10,087		9,350		11,700		3,236		5,717
Ratio of total debt to EBITDA(4)	3.8	x	3.4	x	4.0	x	40.3	x	7.2	x	3.1	x	3.8	x
Ratio of EBITDA to interest expense(4)	2.3	x	2.3	x	2.1	x	0.2	x	1.1	x	2.7	x	2.1	x
Balance Sheet Data (at end of period):
Working capital	$32,509		$29,684		$24,021		$23,614		$32,083		$24,768		$29,449
Total assets	185,177		179,586		177,608		172,469		171,718		208,558		172,065
Total debt	128,842		127,179		128,661		119,982		108,112		118,983		124,548
Accrued dividends on Series A Preferred Stock	7,055		6,037		4,648		3,397		2,229		5,652		6,783
Series C cumulative redeemable preferred stock	—		—		—		—		—		18,880		—
Stockholders' equity
Series A Preferred Stock	10,773		11,500		11,500		11,500		11,500		7,819		11,500
Common stockholders' equity (deficit)	3,968		1,250		(2,432)		(2,750)		14,880		9,761		(5)

Total stockholders' equity	14,741		12,750		9,068		8,750		26,380		17,580		11,495

(1)
Information for the fiscal year ended September 30, 1998 excludes 30 Episode stores which, while owned by us, were operated by a liquidator.

(2)
Same store sales figures include stores that have been in operation for at least 12 full months at the beginning of the period for which such data is presented.

(3)
Based on locations in operation during the entire preceding twelve month period.

(4)
For the six-month periods ended March 31, 2002 and 2001, the data are based on results from the preceding twelve month period.

(5)
Based on all locations in operation at the end of the period.

(6)
We have presented EBITDA to enhance your understanding of our operating results. EBITDA represents net income (loss) before interest expense, income taxes, depreciation and amortization. EBITDA is provided because it is an important measure of financial performance commonly used in the retail industry to determine the value of companies within the industry and to define standards for borrowing from institutional lenders. You should not construe EBITDA as an alternative to operating income as an indicator of our operating performance, or as an alternative to cash flows from operating activities as a measure of our liquidity, as determined in accordance with generally accepted accounting principles. We may calculate EBITDA differently than other companies.

(7)
Adjusted EBITDA for fiscal 2001 reflects EBITDA adjusted to eliminate the $0.6 million of other income. Adjusted EBITDA for fiscal 1998 reflects EBITDA adjusted to eliminate (a) the $10.6 million Episode restructuring charge and (b) the $10.3 million of charges recorded to cost of goods sold associated with inventory purchase commitments and inventory write-downs in connection with the Episode restructuring activities. Adjusted EBITDA for fiscal 1997 reflects EBITDA adjusted to eliminate (a) the $5.6 million store consolidation restructuring charge, (b) the $0.8 million charge recorded to cost of goods sold associated with inventory reserves recorded in connection with discontinuing overlapping product lines and (c) the $1.2 million charge recorded to selling, general and administrative expense associated with asset impairment and other occupancy related items.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

        The following discussion should be read in conjunction with our consolidated financial statements and their related notes included elsewhere in this prospectus.

Overview

        We are the leading designer and retailer of maternity apparel in the United States with 893 stores in all 50 states, Puerto Rico and Canada. We operate our stores under the Motherhood, Mimi and A Pea in the Pod brands and also sell our merchandise on the Internet at our MaternityMall.com and brand-specific websites. Our stores include 132, primarily Motherhood-branded, leased departments within department and specialty stores. We were founded by Dan and Rebecca Matthias in 1982 as a mail order maternity apparel catalog. We began operating retail stores in 1985 and completed our initial public offering in 1993. We acquired Motherhood and A Pea in the Pod in 1995. In October 2001, we acquired iMaternity, which operated a total of 170 stores. We are currently consolidating the iMaternity operation into our own and have closed 71 of the stores. We anticipate closing an additional 21 stores within approximately six months.

Critical Accounting Policies and Estimates

        Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States. These generally accepted accounting principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of net sales and expenses during the reporting period. Actual results could differ from those estimates.

        Our significant accounting policies are described in note 1 of the notes to consolidated financial statements for the fiscal year ended September 30, 2001. We believe that the following discussion addresses our critical accounting policies, which are those that are most important to the portrayal of our financial condition and results and require management's most difficult, subjective and complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

        Inventories.    We value our inventories, which consist primarily of maternity apparel, at the lower of cost or market. Cost is determined on the first-in, first-out method and includes the cost of merchandise and freight. A periodic review of inventory quantities on hand is performed in order to determine if inventory is properly positioned at the lower of cost or market. Factors related to current inventories such as future consumer demand and fashion trends, current aging, current and anticipated retail markdowns or wholesale discounts, and class or type of inventory are analyzed to determine estimated net realizable values. A provision is recorded to reduce the cost of inventories to the estimated net realizable values, if required. Any significant unanticipated changes in the factors noted above could have a significant impact on the value of our inventories and our reported operating results.

        Long-Lived Assets.    Our long-lived assets consist principally of store leasehold improvements and are included in the "Property, Plant and Equipment, net" line item in our consolidated balance sheets included in this prospectus. These long-lived assets are recorded at cost and are amortized using the straight-line method over the lesser of the applicable store lease term or the estimated useful life of the leasehold improvements. The typical initial lease term for our stores is ten years.

        In assessing potential impairment of these assets, we will periodically evaluate the historical and forecasted operating results and cash flows on a store-by-store basis. Newly-opened stores may take time to generate positive operating and cash flow results. Factors such as (i) store type, that is, company store or leased department, (ii) store concept, that is, Motherhood, Mimi or A Pea in the Pod, (iii) store location, for example, urban area versus suburb, (iv) current marketplace awareness of our brands, (v) local customer demographic data and (vi) current fashion trends are all considered in determining the time frame required for a store to achieve positive financial results. If economic conditions are substantially different from our expectations, the carrying value of certain of our long-lived assets may become impaired.

        Goodwill.    Our goodwill represents the excess of the cost over the fair value of net assets acquired in business combinations and is separately disclosed as "Goodwill" in our consolidated balance sheets included in this prospectus. In June 2001, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards, or SFAS, No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 requires that goodwill no longer be amortized, but instead be tested for impairment at least annually or as impairment indicators arise. Prior to our adoption of SFAS No. 142 on October 1, 2001, goodwill was amortized using the straight-line method over a period of 20 years.

        In assessing potential impairment, we have determined that we have one reporting unit for purposes of applying SFAS No. 142 based on our reporting structure. The fair value of our single reporting unit is determined based on the fair market value of our outstanding common stock on a control basis. If any significant unanticipated change in the fair value of our outstanding common stock on a control basis occurs, the carrying value of our goodwill may become impaired.

        Accounting for Income Taxes.    As part of the process of preparing our consolidated financial statements we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves us estimating our actual current tax exposure together with assessing temporary differences resulting from differing treatment of items, such as depreciation of property and equipment and valuation of inventories, for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheets. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income. Actual results could differ from this assessment if adequate taxable income is not generated in future periods. To the extent we believe that recovery is not more likely than not, we must establish a valuation allowance. To the extent we establish a valuation allowance or increase the allowance in a period, we must include an expense within the tax provision in the statement of operations.

        We have a valuation allowance of $1.9 million as of March 31, 2002, due to uncertainties related to our ability to utilize the net operating loss carryforwards of the acquired iMaternity business. In the future, if enough evidence of our ability to utilize the net operating loss carryforwards becomes apparent, we would be required to reverse our valuation allowance, resulting in a decrease in goodwill recorded in connection with our acquisition of iMaternity. On a quarterly basis, management evaluates and assesses the realizability of deferred tax assets and adjusts the valuation allowance if required.

Results of Operations

        The following table sets forth certain operating data as a percentage of net sales and as a percentage change for the periods indicated:

	Percentage of Net Sales
			% Period to Period Increase (Decrease)
	Six Months Ended March 31,
			Six Months Ended March 31, 2002
	2002	2001
Net sales	100.0%	100.0%	14.4%
Cost of goods sold	48.2	51.5	7.0

Gross profit	51.8	48.5	22.2
Selling, general and administrative expenses	46.2	45.0	17.4

Operating income	5.6	3.5	83.9
Interest expense	3.2	4.0	(9.0)

Income (loss) before income taxes	2.4	(0.5)	639.8
Income tax provision (benefit)	0.9	(0.2)	523.9

Net income (loss)	1.5%	(0.3)%	744.1

        The following table sets forth certain information concerning the number of our stores and leased departments for the six months ended March 31, 2002 and 2001:

	2002			2001
	Stores	Leased Departments	Total	Stores	Leased Departments	Total
Beginning of period	639	132	771	592	111	703
Acquired	170	—	170	—	—	—
Opened	26	1	27	31	22	53
Closed	(74)	(1)	(75)	(5)	—	(5)

End of period	761	132	893	618	133	751

Six Months Ended March 31, 2002 and 2001

        Net Sales.    Our net sales for the first six months of fiscal 2002 increased 14.4%, a $27.6 million increase, to $219.3 million, from $191.7 million for the first six months of fiscal 2001. The increase in sales resulted primarily from the incremental revenues generated by the new store locations opened in the last twelve months, including the acquired iMaternity stores. Comparable store sales for the six months ended March 31, 2002 increased by 0.3%, based on 679 locations, versus a decrease of 0.6%, based on 609 locations, for the six months ended March 31, 2001.

        Gross Profit.    Our gross profit for the first six months of fiscal 2002 increased 22.2%, a $20.6 million increase, to $113.6 million compared to $93.0 million for the first six months of fiscal 2001, due to increased sales and improved gross margin compared to last year. Gross profit as a percentage of net sales for the first six months of fiscal 2002 improved by 3.3 percentage points to 51.8% from 48.5% in the comparable period of fiscal 2001. The increase in gross margin versus last year primarily reflects the success of our product sourcing and inventory planning initiatives, which have enabled us to reduce our product costs.

        Selling, General and Administrative Expenses.    Our selling, general and administrative expenses for the first six months of fiscal 2002 increased by 17.4%, a $15.0 million increase, to $101.3 million, from $86.2 million for the first six months of fiscal 2001. Compared to the first six months of fiscal 2001, store wages and related benefit costs increased by $5.3 million and store rent and related expenses increased by $6.8 million, primarily resulting from the stores added in the acquisition of iMaternity, as well as our own store openings since the beginning of fiscal 2001. As a percentage of net sales, operating expenses increased to 46.2% for the fiscal 2002 period compared to 45.0% for the fiscal 2001 period, primarily reflecting higher store operating expenses as a percent of net sales, partially offset by the elimination of goodwill amortization in fiscal 2002.

        Operating Income.    Our operating income increased by $5.6 million, an 83.9% increase, to $12.4 million in the first six months of fiscal 2002, compared to $6.7 million in the first six months of fiscal 2001, due to the higher sales volume and improved gross margin, partially offset by higher operating expenses. Operating income as a percentage of net sales for the first six months of fiscal 2002 increased to 5.6%, from 3.5% in the comparable period of fiscal 2001. The increase in operating income as a percentage of net sales is due to the improved gross margin.

        Interest Expense.    Our interest expense decreased by $0.7 million for the first six months of fiscal 2002 compared to the same period in fiscal 2001. We reduced our average borrowings under the credit facility by $2.4 million to $28.0 million for the six months ended March 31, 2002, from $30.4 million for the six months ended March 31, 2001. The effective interest rate on our borrowings under the credit facility decreased to 4.5% for the first six months of fiscal 2002, from 8.7% for the first six months of fiscal 2001, reflecting the decrease in the prime rate of interest and in LIBOR interest rates since the beginning of fiscal 2001.

        Income Taxes.    Our effective income tax rate was a provision of 37.2% for the first six months of fiscal 2002 compared to a benefit of 47.4% for the first six months of fiscal 2001. The change in the effective income tax rate was primarily due to the discontinuation of goodwill amortization in fiscal 2002.

Year Ended September 30, 2001 and 2000

        Net Sales.    Net sales for fiscal 2001 increased 6.0% to $388.3 million, from $366.3 million in fiscal 2000. The increase was primarily due to the 68 new stores we opened since September 30, 2000, net of store closings. Comparable store sales decreased by 2.4% during fiscal 2001, based on 600 locations, versus a comparable store sales increase of 8.3% during fiscal 2000, based on 532 locations. The decline in comparable store sales is primarily due to the difficult selling environment and the resulting lower consumer confidence, as further heightened by the tragic events that took place on September 11, 2001. As of September 30, 2001, we operated a total of 771 maternity locations: 523 Motherhood stores, 74 Mimi stores, 42 A Pea in the Pod stores and 132 leased maternity departments. In comparison, at September 30, 2000, we had 703 store locations: 480 Motherhood stores, 71 Mimi stores, 41 A Pea in the Pod stores and 111 leased maternity departments.

        Gross Profit.    Gross profit increased by $11.0 million, or 6.0%, to $194.0 million in fiscal 2001, primarily reflective of the higher sales volume. As a percentage of net sales, gross margins remained constant at 50.0%. During fiscal 2001, specific focus on product sourcing resulted in lower product costs. Additionally, we improved our delivery of products to our stores both in terms of time and cost, and reduced manufacturing costs by shifting from in-house cutting of fabric to lower cost outside contractors. Further, the benefits from newly automated warehousing systems served to reduce labor costs included in the overhead allocation pool, while increasing production volumes. The impact of these business changes were negatively affected by the tragic events of September 11th and as sales of our moderately-priced Motherhood products continued to outpace sales of our higher margin product lines.

        Selling, General and Administrative Expenses.    Selling, general and administrative expenses increased by $15.0 million or 9.5% in fiscal 2001 compared to fiscal 2000. The increase in operating expenses was primarily due to an increase in wages and benefit related costs of $7.8 million and store rents of $3.7 million, which were in line with the new store expansions offset by a slight decrease in depreciation and amortization of $0.3 million. Operating expenses, as a percentage of net sales, increased from 43.1% to 44.5% principally due to the deleveraging impact of the negative comparable store sales decrease.

        Operating Income.    Operating income in fiscal 2001 was $21.2 million, 5.5% of net sales, compared to $25.2 million, 6.9% of net sales, in fiscal 2000. The decrease in operating income, as a percentage of net sales, was primarily due to negative comparable store sales.

        Interest Expense.    We reduced our interest expense by $1.0 million in fiscal 2001 from fiscal 2000 by maintaining average borrowings under our credit facility at levels below fiscal 2000 coupled with lower interest rates. Average borrowings and the corresponding effective interest rate was $26.4 million at 7.8% in fiscal 2001 compared to $33.7 million at 8.6% in fiscal 2000.

        Other Income.    During the fourth quarter of fiscal 2001, we negotiated buy-outs of two lease arrangements in connection with the planned closure of these stores. Due to the level of the rental rates, we recognized income from the proceeds being paid under these buy-out agreements of $1.2 million and wrote off related leasehold improvements and other costs of $0.6 million, resulting in a net gain of $0.6 million.

        Income Taxes.    Our effective tax rate increased to 50.0% in fiscal 2001 from 45.7% in fiscal 2000 primarily due to the relationship of non-deductible goodwill amortization to the lower pre-tax income in fiscal 2001. See note 10 of the notes to consolidated financial statements for the reconciliation of the statutory federal income tax rate to our effective tax rate.

Year Ended September 30, 2000 and 1999

        Net Sales.    Our 22.2% sales growth in fiscal 2000 compared to fiscal 1999 was attributable to our continued store expansion program and the 8.3% increase in comparable store sales. For fiscal 2000, comparable store sales increased by $23.3 million based on 532 locations versus a comparable store sales increase of $29.6 million, or 12.9%, during fiscal 1999 based on 473 locations. We opened 78 new stores during fiscal 2000, net of store closings. As of September 30, 2000, we operated a total of 703 maternity stores and leased departments: 480 Motherhood stores, 71 Mimi stores, 41 A Pea in the Pod stores and 111 leased maternity departments. In comparison, at September 30, 1999, we had 625 store locations: 416 Motherhood stores, 71 Mimi stores, 41 A Pea in the Pod stores and 97 leased maternity departments. Fiscal 1999 net sales also included the results from 30 Episode stores that were sold or closed by the end of the second quarter of fiscal 1999.

        Gross Profit.    Gross profit increased by $33.7 million, or 22.5%, to $183.0 million in fiscal 2000 primarily reflective of the higher sales volume. As a percentage of net sales, margins improved to 50.0% in fiscal 2000 compared to 49.8% in fiscal 1999. Improvements made to reduce vendor costs, tighten controls over managing inventory levels and lower shipping costs served to strengthen margins in fiscal 2000.

        Selling, General and Administrative Expenses.    Selling, general and administrative expenses increased by $30.4 million, or 23.9%, in fiscal 2000 compared to fiscal 1999. The increase in operating expenses was primarily due to an increase in wages and benefit related costs of $15.2 million, an increase in store rents of $5.6 million and an increase in depreciation and amortization of $1.3 million, all of which were in line with the new store expansions. Operating expenses as a percentage of net sales increased from 42.5% to 43.1% principally due to the higher store wages and related benefits.

        Operating Income.    Operating income for fiscal 2000 improved to $25.2 million, or 6.9% of net sales, compared to $21.9 million, or 7.3% of net sales, in fiscal 1999. The increase of $3.3 million is primarily reflective of higher sales volume.

        Interest Expense.    Interest expense increased by $0.7 million in fiscal 2000 compared to fiscal 1999, reflecting higher average borrowings under our credit facility at a higher effective interest rate. Average borrowings and the corresponding effective interest rates were $33.7 million at 8.6% and $27.0 million at 7.7% in fiscal 2000 and 1999, respectively.

        Income Taxes.    Our effective tax rate decreased to 45.7% in fiscal 2000, from 50.3% in fiscal 1999. The reduction in the effective tax rate in fiscal 2000 was primarily due to the relationship of non-deductible goodwill amortization to the higher pre-tax income. See note 10 of the notes to consolidated financial statements for the reconciliation of the statutory federal income tax rate to our effective tax rate.

New Accounting Pronouncements

        In June 2001, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards No. 141, "Business Combinations," referred to as SFAS No. 141, and SFAS No. 142, "Goodwill and Other Intangible Assets," referred to as SFAS No. 142. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS No. 141 also specifies the criteria applicable to intangible assets acquired in a purchase method business combination to be recognized and reported apart from goodwill. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually. SFAS No. 142 further requires that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values and be reviewed for impairment. We adopted SFAS Nos. 141 and 142 effective October 1, 2001. In adopting SFAS No. 142, we no longer amortize goodwill.

        As of October 1, 2001, management determined that we had one reporting unit for purposes of applying SFAS No. 142, based on our reporting structure. We have made our initial assessment of impairment for the transition period as of October 1, 2001. The fair value of our single reporting unit was determined based on the then fair market value of our outstanding common stock on a control basis. Based on this initial assessment, no impairment loss was recognized. We plan to perform an annual assessment for goodwill impairment at the end of each fiscal year or as impairment indicators arise.

        In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 is effective for fiscal years beginning after June 15, 2002, and addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. Although early adoption is encouraged, we plan to adopt this statement in fiscal 2003. Adoption of SFAS No. 143 is not expected to have a material impact on our financial position or results of operations.

        In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which established a single accounting model, based on the framework established in SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of," and resolved significant implementation issues related to SFAS No. 121. SFAS No. 144 superceded SFAS No. 121 and Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations — Reporting the Effects of a Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 14, 2001, and early adoption of the provision is encouraged. We plan to adopt this statement in fiscal 2003. Management believes that the adoption of SFAS No. 144 will not have a material impact on our financial position or results of operations.

Seasonality

        Our business, like that of certain other retailers, is seasonal. A significant portion of our net sales and profits are realized during the first and third fiscal quarters, corresponding to the holiday and spring selling seasons. Results for any quarter are not necessarily indicative of the results that may be achieved for a full fiscal year. Quarterly results may fluctuate materially depending upon, among other things, the timing of new store openings, net sales and profitability contributed by new stores, increases or decreases in comparable store sales, adverse weather conditions, shifts in the timing of certain holidays and promotions, and changes in our merchandise mix.

Inflation

        We do not believe that the relatively moderate levels of inflation which have been experienced in the United States in recent years have had a significant effect on our net sales or profitability. However, there can be no assurance that our business will not be affected by inflation in the future.

Liquidity and Capital Resources

        Our cash needs have been primarily for (i) debt service on our existing senior notes and our credit facility and (ii) capital expenditures, including furniture, new store buildouts, inventories to support additional locations, and leasehold improvements and equipment for our stores and corporate headquarters. We have historically financed these capital requirements from cash flows from operations and borrowings under our credit facility.

        Cash flows from operations increased by $3.4 million, to $12.3 million, for the first six months of fiscal 2002, from $9.0 million for the first six months of fiscal 2001. This increase was primarily the result of increased net income and increased cash generated by the reduction of inventory levels compared to the first six months of 2001. During the first six months of fiscal 2002, we utilized our cash flow from operations primarily to reduce our borrowings under the credit facility by $11.9 million, from $32.2 million at September 30, 2001, to $20.4 million at March 31, 2002. In addition, during the first six months of fiscal 2002, and immediately following the October 17, 2001 acquisition of iMaternity, we repaid approximately $8.9 million of debt assumed in the iMaternity acquisition with excess cash balances as of the acquisition date.

        For the first six months of fiscal 2002, we spent approximately $2.7 million on furniture, fixtures and leasehold improvements for new store facilities and improvements to existing stores and $0.5 million for corporate facility additions and other assets. In comparison, we spent $5.7 million on capital expenditures for the first six months of fiscal 2001. The reduction in capital expenditures primarily reflects a reduction in our net build out costs per new store.

        In fiscal 2001, our primary sources of cash were the $19.5 million of cash flows from operations and borrowings under our $60.0 million credit facility. During fiscal 2001, we spent $12.2 million in capital expenditures, including $10.1 million in furniture, fixtures, and leasehold improvements for new store facilities, primarily Motherhood stores, and improvements to existing stores, as well as an additional $2.1 million for corporate additions and other assets. This compares to $13.6 million in capital expenditure spending for fiscal 2000, of which $12.1 million was for new and existing store facilities and $1.5 million was for corporate additions and other assets. As of September 30, 2001, our cash balance included $8.2 million of cash in the bank held in anticipation of paying down the iMaternity line of credit in conjunction with the acquisition, which was completed on October 17, 2001.

        We have a $60.0 million credit facility, which includes a $56.0 million borrowing base revolving line of credit and approximately $4 million to support a special purpose letter of credit facility. In October 2001, the credit facility was amended and restated primarily to increase the collateral base to include the assets acquired in our purchase of iMaternity. The credit facility had been amended and restated in April 2000 to increase borrowings to the current level from $44.0 million, to raise the annual capital expenditure limitation and to extend the maturity of the facility until September 15, 2004. Interest on borrowings outstanding is currently based on the lender's prime rate or, at our election, an alternative rate of LIBOR plus 200 basis points for all or part of the direct borrowings outstanding. The blended rate for all borrowings under the credit facility at March 31, 2002 was approximately 4.0%. Amounts available for direct borrowings, net of letters of credit outstanding, are limited to the lesser of (a) the unused portion of the credit facility or (b) the aggregate adjusted availability as defined in the agreement as a percentage of eligible inventory and receivables. The credit facility is secured by a security interest in our inventory, equipment, fixtures and cash. There are no financial covenant requirements in the agreement unless the aggregate adjusted availability falls below $10.0 million. In such event, we would have to achieve minimum cash flow, as defined in the agreement, of not less than zero. During the first six months of fiscal 2002 and 2001, we exceeded the aggregate adjusted availability minimum. As of March 31, 2002, outstanding borrowings under the credit facility consisted of $20.4 million in direct borrowings and $2.8 million in letters of credit with available borrowings of $27.2 million, compared to $28.1 million of direct borrowings and $2.7 million in letters of credit with available borrowings of $17.3 million as of March 31, 2001. In addition to the direct borrowings, we have an outstanding $4.0 million standby letter of credit to collateralize an outstanding industrial revenue bond.

        On or about the closing date of the offering and the concurrent debt offering, we intend to enter into an amendment of the credit facility. The amendment will, among other things, modify the covenants to increase the annual capital expenditures limit to $30.0 million and permit acquisitions, capital stock repurchases and early redemptions of senior notes within specified limits. The amendment will add an unused facility fee of 10 basis points per annum.

        In 1995, we sold 12 5/8% Senior Unsecured Exchange Notes Due 2005 with a face amount of $92 million. The notes were issued at 97.934% of their face amount, resulting in an annual effective interest rate of 13.0%. Interest on the notes is payable semiannually in cash on February 1st and August 1st. The notes were issued by Mothers Work and are unconditionally guaranteed on a senior basis by our wholly-owned subsidiary. See note 6 of the notes to consolidated financial statements for the fiscal year ended September 30, 2001. The notes are redeemable at our option, in whole or in part, at any time after August 1, 2000, at 106.25% of their face amount plus accrued interest, declining ratably to 100% of their face amount on and after August 1, 2002, plus accrued interest. The notes impose certain limitations on our ability to, among other things, incur additional indebtedness, pay dividends and enter into certain types of transactions. The most restrictive of these covenants limits our ability to repurchase outstanding common stock or pay dividends.

        During fiscal 2001 and the six months ended March 31, 2002, certain shares of Series A Preferred Stock were converted at the election of the holders into shares of common stock at an initial conversion rate equal to ten shares of common stock for each share of Series A Preferred Stock, at a stated value of $3.7 million. Upon conversion, we are required to pay accrued and unpaid interest on the shares of Series A Preferred Stock being converted. However, we were restricted under the terms of our senior notes from paying cash dividends to the holders upon conversion. Accordingly, we issued approximately $2.4 million of subordinated notes with unpaid interest compounding annually at the prime rate until paid. The subordinated notes are convertible into common stock, in accordance with the note terms, after August 1, 2003. See note 7 of the notes to consolidated financial statements for the fiscal year ended September 30, 2001.

        Concurrently with this equity offering, we are offering            % Senior Notes due            , 2010 in the aggregate principal amount of $125 million. As described in "Use of Proceeds" above, we expect to use the proceeds from this offering and the concurrent debt offering (i) to repay the existing 12 5/8% senior notes, plus accrued and unpaid interest, (ii) to repay our subordinated notes issued to former holders of shares of our Series A Preferred Stock in lieu of accrued and unpaid dividends, (iii) to pay all accrued and unpaid dividends on the outstanding shares of our Series A Preferred Stock and Series C Preferred Stock, (iv) to redeem all of the outstanding shares of our Series A Preferred Stock and to purchase, through an offer to purchase, all of the outstanding shares of our Series C Preferred Stock, (v) to repay the outstanding borrowings under our credit facility and (vi) for general corporate purposes.

        In the event that the debt offering is not consummated, we expect to use the net proceeds from this equity offering (i) to repay our subordinated notes issued to former holders of shares of our Series A Preferred Stock in lieu of accrued and unpaid dividends, (ii) to pay all accrued and unpaid dividends on the outstanding shares of our Series A Preferred Stock and Series C Preferred Stock and

(iii) to redeem all of the outstanding shares of our Series A Preferred Stock and to purchase, through an offer to purchase, all of the outstanding shares of our Series C Preferred Stock. To the extent that the net proceeds of this equity offering would be insufficient to redeem and purchase all of the outstanding shares of our Series A Preferred Stock and Series C Preferred Stock, we expect to redeem and purchase a pro rata amount of each series.

        Our management believes that our current cash and working capital positions, expected operating cash flows and available borrowing capacity under the credit facility will be sufficient to fund our working capital, capital expenditure and debt repayment requirements for the foreseeable future.

        We have entered into agreements that create contractual obligations and commercial commitments. These obligations and commitments will have an impact on future liquidity and the availability of capital resources. The tables set forth below present a summary of these obligations and commitments as of September 30, 2001.

Contractual Obligations:

	Payments Due by Period
Description	Total Obligations	Less Than One Year	One to Three Years	Four to Five Years	After Five Years
	(in thousands)
Long-term debt(1)	$96,334	$255	$879	$91,570	$3,630
Operating leases(2)	186,440	36,014	60,847	40,733	48,846
Capital lease obligations	279	179	100	—	—

Total contractual cash obligations	$283,053	$36,448	$61,826	$132,303	$52,476

(1)
Includes debt discount of approximately $1.1 million on our existing senior notes.
(2)
Includes store operating leases, which generally provide for payment of direct operating costs in addition to rent. These obligation amounts include future minimum lease payments and exclude such direct operating costs.

Commercial Commitments(1):

	Amount of Commitment Per Period
Description	Total Obligations	Less Than One Year	One to Three Years	Four to Five Years	After Five Years
	(in thousands)
Credit facility(2)	$36,329	$36,329	$—	$—	$—
Standby letters of credit	4,400	4,400	—	—	—

Total commercial commitments	$40,729	$40,729	$—	$—	$—

(1)
Excludes purchase orders for merchandise and supplies in the normal course of business which are liquidated within 12 months.
(2)
Includes $4.1 million of outstanding letter of credit commitments.

Quantitative and Qualitative Disclosures About Market Risk

        The analysis below presents the sensitivity of the market value of our financial instruments to selected changes in market rates. The range of changes chosen reflects our view of changes that are reasonably possible over a one-year period. Our financial instruments consist principally of our debt portfolio. The market value of the debt portfolio is referred to below as the "debt value." We believe that the market risk exposure on other financial instruments is immaterial.

        At March 31, 2002, the principal components of our debt portfolio were the $92 million of 12 5/8% Senior Unsecured Exchange Notes Due 2005 and the $60.0 million credit facility, both of which are denominated in U.S. dollars. The notes bear interest at a fixed rate of 12 5/8%, and the credit facility bears interest at a variable rate which, at March 31, 2002, was approximately 4.0%. While a change in interest rates would not affect the interest incurred or cash flow related to the fixed portion of the debt portfolio, the fair value of the debt would be affected. A change in interest rates on the variable portion of the debt portfolio impacts the interest incurred and cash flows, but does not impact the value of the financial instrument.

        The sensitivity analysis as it relates to the fixed portion of our debt portfolio assumes an instantaneous 100 basis point move in interest rates from their levels at March 31, 2002 with all other variables held constant. A 100 basis point increase in market interest rates would result in a decrease in the value of the debt by $0.9 million at March 31, 2002. Conversely, a 100 basis point decline in market interest rates would cause the fair value of the debt to increase by $0.9 million at March 31, 2002.

        Based on the variable rate debt included in our debt portfolio at March 31, 2002, a 100 basis point increase in interest rates would result in an additional $0.1 million of interest incurred for the six month period. A 100 basis point decrease would correspondingly lower our interest expense for the six month period by $0.1 million.

BUSINESS

General

        We are the leading designer and retailer of maternity apparel in the United States with 893 stores in all 50 states, Puerto Rico and Canada. We operate our stores under the Motherhood Maternity, Mimi Maternity and A Pea in the Pod brands and also sell our merchandise on the Internet at our MaternityMall.com and brand-specific websites. Our strategy is to fulfill all of an expectant mother's clothing needs, including casual and career wear, formal attire, underwear and outerwear in a high-service store environment. We use a vertically integrated business model to ensure that we offer the broadest assortment of in-stock, fashionable merchandise. Our three retail brands collectively target all of the price segments in maternity apparel, ranging from Motherhood at value prices to A Pea in the Pod at luxury prices. Our stores include 132 leased departments, primarily Motherhood-branded, within department and specialty stores. We have achieved 14.3% compounded annual sales growth over the past five years, resulting in sales of $388.3 million for the fiscal year ended September 30, 2001.

        We were founded by Dan and Rebecca Matthias in 1982 as a mail order maternity apparel catalog. We began operating retail stores in 1985 and completed our initial public offering in 1993. We acquired Motherhood and A Pea in the Pod in 1995 and iMaternity in October 2001 to increase our industry presence, address multiple price points in maternity apparel and improve operating productivity. Since the acquisitions of Motherhood and A Pea in the Pod, we have developed and grown these brands along with our Mimi brand. In connection with each of our acquisitions, we have consolidated some overlapping locations and closed under-performing stores, resulting in increased sales per square foot and better absorption of store overhead. In 1996, we acquired the Episode chain of women's apparel stores out of bankruptcy. In an effort to concentrate on our core maternity operations, we liquidated the Episode business in 1998 following two years of poor financial performance.

Retail Concepts

        Motherhood.    Motherhood serves the value-priced and highest volume portion of the maternity apparel industry and is our largest chain, with 610 stores as of March 31, 2002. Motherhood is positioned on everyday low prices, broad assortment, fashion and quality. We believe that the Motherhood customer shops at moderate-priced department stores and discount stores when she is not expecting. Motherhood stores average approximately 1,400 square feet and are located primarily in enclosed malls, strip and power centers and central city business districts. Motherhood stores include 87 outlet locations that carry predominantly Motherhood-branded product, as well as some closeout merchandise. In addition, we operate 128 Motherhood leased departments in department and specialty stores such as Macy's, Rich's, Lazarus and Babies "R" Us. Between 1998 and 2000, we successfully broadened Motherhood's customer base by lowering price points approximately 40% to 45%. This new price position significantly expanded the brand's target market, increased revenues per store and increased unit volumes.

        Mimi.    We have 109 Mimi stores, as of March 31, 2002, that serve the middle market price segment of the maternity apparel industry. The brand is positioned as young, contemporary, fun and affordable. We believe that the Mimi customer shops at department stores and specialty apparel chains when she is not expecting. Mimi stores average approximately 1,600 square feet and are located primarily in regional malls, lifestyle centers and central business districts. The stores carry Mimi-branded product, as well as a small selection of maternity merchandise developed by contemporary vendors exclusively for Mimi. We also operate ten Mimi leased departments, six of which have been opened after March 31, 2002, in Marshall Field's, Bloomingdale's and Macy's. Mimi was historically price positioned just below A Pea in the Pod. When Motherhood's prices were lowered, there was an opportunity for Mimi to broaden its customer base by including lower price points. Mimi was, therefore, recently repositioned and its merchandise price points now range from just above

Motherhood to the lower end of A Pea in the Pod. This repositioning has resulted in an expansion of Mimi's target market, and we believe that we now have the opportunity to significantly increase the number of Mimi stores.

        A Pea in the Pod.    We believe that A Pea in the Pod is the premier maternity brand in the United States. The brand is positioned as exclusive, designer and aspirational. Our 42 stores, as of March 31, 2002, average approximately 2,400 square feet and are located in the most upscale venues, including Madison Avenue, Oak Street, Beverly Hills, South Coast Plaza and Bal Harbour. In addition to offering A Pea in the Pod and Mimi brands, we seek out designer and contemporary manufacturers and help them develop maternity versions of their styles exclusively for our A Pea in the Pod stores. Publicity, including celebrities wearing our clothes, is an important part of the marketing and positioning of the brand. As scarcity is part of the concept's luxury image, we have chosen to further develop the brand primarily by optimizing our customers' in-store experience rather than by opening new stores. We, therefore, continuously upgrade the quality of the locations, our store designs, the product styling and our publicity to enhance brand image and maximize profitability.

Our Competitive Strengths

        We are the leader in maternity apparel.    We are the only nationwide chain of maternity specialty stores in the United States and believe that our brands are the most recognized in maternity apparel. We have established a broad distribution network, with stores in a wide range of geographic areas and retailing venues. In addition, we believe that we have a leading position at every price point of maternity apparel through our three distinct brands. Our leadership position enables us to gain a unique understanding of the needs of our maternity customers, as well as keep abreast of fashion and product developments. We enhance our leadership position, increase market penetration and further build our brands by operating leased departments in department and baby specialty stores.

        We offer a wide product assortment.    A primary consideration for expectant mothers shopping for maternity clothes is product assortment, as pregnant women need to replace almost their entire wardrobe. We believe that we offer the widest selection of merchandise in the maternity apparel industry. We also offer product for multiple seasons, as pregnant women's clothing needs vary depending on their due date. Our ability to offer a broad assortment of product is due, in large part, to our vertically integrated business model, which includes our extensive in-house design and contract manufacturing capabilities, as well as our rapid inventory replenishment system. We believe that many of our competitors rely predominantly on the decreasing number of wholesale maternity apparel vendors who often offer more limited assortments.

        We are vertically integrated.    We design, contract manufacture and distribute approximately 90% of our merchandise. We believe that vertical integration enables us to offer the widest product selection in maternity apparel, to respond quickly to fashion trends and to ensure industry-leading in-stock levels. We combine our in-house design expertise, domestic and international sourcing capabilities, rapid inventory replenishment process and extensive proprietary systems to maximize inventory turnover, sales per square foot and gross profit margins. During the six months ended March 31, 2002, continuous improvements in our international sourcing capabilities have assisted us in improving inventory turnover and increasing gross margins by 3.3 percentage points as compared with the prior year period.

        We utilize a rapid inventory replenishment system.    Because maternity apparel is a niche industry, store profitability is optimized in smaller store formats. We are able to profitably offer a wide selection of merchandise in stores averaging approximately 1,500 square feet due, in large part, to our rapid inventory replenishment system. Our proprietary system enables us to offer more than 3,000 stock keeping units, or SKUs, per store without dedicating retail space to storage. We coordinate the rapid replenishment of inventory for all of our stores through our distribution center, which sends individually tailored selections to specific store locations between two and six times per week. We believe that most of our competitors do not rapidly replenish all styles in their store inventories and, therefore, cannot continuously offer comparable merchandise availability and assortment.

        We have proprietary systems that support our business.    In order to support our vertically integrated business model, we have developed a fully integrated, proprietary enterprise resource planning (ERP) system. This system includes point-of-sale (POS) systems, our TrendTrack merchandise analysis and planning system, our materials requirement planning (MRP) system and our web-based, global sourcing and logistics systems. These systems also support our automated picking and sorting systems and other aspects of our logistics infrastructure. We believe that our proprietary systems are critical to our competitive strengths of offering a broad product assortment, responding quickly to fashion trends, minimizing manufacturing costs and rapidly replenishing inventory in our stores.

        We are able to obtain prime real estate locations.    We believe that we are able to obtain attractive real estate locations due to the brand awareness of our concepts, our multiple price point approach and our sought after maternity customer. We are the only maternity apparel retailer to provide mall operators with the ability to choose from three differently priced concepts, depending on the mall's target demographics. We are also able to provide multiple stores for malls that want to offer their maternity customers a range of price alternatives. In addition, in the case of multi-mall operators, we have the flexibility to supply packages of stores in multiple malls. As a result, we have been able to locate stores in many of what we believe are the most desirable shopping malls in the country and are able to obtain attractive locations within these malls.

        We have a highly experienced and recently expanded management team.    Dan Matthias, Chairman and Chief Executive Officer, and Rebecca Matthias, President and Chief Operating Officer, founded the company 20 years ago and are leaders in maternity apparel retailing. David Mangini joined our management team in August 2001 as Executive Vice President — General Merchandise Manager with more than 20 years of apparel merchandising experience, including senior positions at Gap Inc. and Limited Brands, Inc. Mr. Mangini has developed a merchandising and planning organization by brand to further support each concept's future growth.

Our Growth Strategy

        We intend to continue growing our business primarily by opening new Motherhood and Mimi locations and improving profit margins. We expect to finance our growth principally from internally generated cash flow.

        Continue to grow our Motherhood store base.    We have grown our Motherhood store base from 217 stores at the time of acquisition in 1995 to 610 stores as of March 31, 2002, excluding leased departments. In fiscal 2000 and 2001, we opened 64 and 43 Motherhood stores, respectively, excluding leased departments and net of store closings. Based on our internal research and the number of suitable malls and outlet centers without a Motherhood store, we believe that the maternity apparel industry can support approximately 450 additional Motherhood stores and 100 additional Motherhood outlet stores in the United States. We expect to open approximately 99 and 67 new Motherhood stores and outlets in fiscal 2002 and 2003, respectively, net of store closings. We expect that the Motherhood stores opened in fiscal 2002 will include 54 conversions from acquired iMaternity locations. We currently have five Motherhood stores in Canada and believe that we can open additional stores in Canada, as well as in other international locations. We may also have the opportunity to grow the number of our Motherhood leased departments in the United States.

        Accelerate the growth of our Mimi store base.    We have 109 Mimi stores as of March 31, 2002, excluding leased departments. In fiscal 2000, we did not open any Mimi stores, net of store closings. In fiscal 2001, we opened three Mimi stores, excluding leased departments and net of store closings. We have recently widened the range of price points offered at Mimi to include lower prices and believe that this repositioning has significantly expanded Mimi's potential customer base. As a result, we expect to accelerate the growth of Mimi stores. Based on our internal research and the estimated number of suitable locations, we believe that the maternity apparel industry can support approximately 200 additional Mimi stores in the United States. We plan to open approximately 33 and 28 Mimi stores in fiscal 2002 and 2003, respectively, excluding leased departments and net of store closings. We expect that the Mimi stores opened in fiscal 2002 will include 25 conversions from acquired iMaternity locations.

        Increase our gross and operating margins.    We expect to increase our gross and operating margins primarily by continuing to develop our international sourcing capabilities. We have been transitioning from domestic to international manufacturing and believe that there are still significant opportunities to continue to lower our cost of goods. These opportunities include: (i) increasing volume purchasing as our business grows; (ii) improving supply chain efficiencies and communication with suppliers; (iii) shifting more of our domestic production to international factories; and (iv) identifying new manufacturers in additional and existing countries to minimize costs. We expect to continue to domestically source a portion of our product in order to quickly respond to changing fashion demands. We also expect that current initiatives to enhance the fashion apparel selection at Motherhood and Mimi will improve margins by increasing product demand and reducing markdowns.

        Expand and remodel our stores.    Approximately 25% of our non-outlet Motherhood stores are too small to carry our full line of merchandise, including plus-sized maternity wear, as well as our entire assortment of nursing apparel and accessories. We plan to expand the size of these stores primarily by relocating them within their current malls as space becomes available. Since the beginning of fiscal 1999, we have expanded 41 stores by increasing their average square footage from approximately 950 square feet to approximately 1,850 square feet. Recent results from completed relocations and expansions indicate that enlarging undersized Motherhood stores has increased their sales and profits. There are also opportunities to expand a portion of our Mimi store base to improve sales and profits. In addition, we plan to accelerate our store remodeling efforts and expect to remodel a substantial portion of our stores over the next several years.

        Improve new store return on investment.    We have recently redesigned the new store prototypes for each of our concepts to reduce build-out costs and improve returns on investment. The new prototypes are very similar to our current store base, but use more of a location's existing conditions and more prefabrication during construction. As a result, we have substantially reduced the capital expenditures needed for an average new store and expect to significantly increase our returns on new store investments.

        Leverage our unique customer relationships.    We believe that we serve approximately 2.5 million of the approximately 4.0 million women who have babies in the United States each year. We also believe that we serve approximately 1.3 million of the approximately 1.6 million first time mothers each year. As a result, we have developed an extensive customer file of mothers. We have an opportunity to leverage these relationships by offering, at our customers' election, additional baby-related products and services through new and existing strategic alliances. We are supporting these efforts, as well as improving our customer service and customer relationship management capabilities, with investments in database hardware and software.

The Maternity Apparel Industry

        We are unaware of any data on the size of the maternity apparel industry. However, based on our own analysis, including estimates of the number of each competitor's locations and volume per location, we believe there are approximately $1 billion of maternity clothes sold each year in the United States. We also believe that there is an opportunity to grow the market by selling maternity clothes to pregnant women who currently purchase loose-fitting or larger-sized non-maternity clothing as a substitute for maternity wear. We also believe that the market can grow by reducing the amount of "hand-me-down" and "borrowing" associated with maternity apparel. This opportunity is particularly relevant in the value-priced segment where low-priced, fashionable apparel could provide an economical alternative to secondhand maternity wear. In addition, we believe that demand for maternity apparel is relatively stable when compared to non-maternity apparel. Expectant mothers continue to need to replace their clothes and the current rate of approximately four million U.S. births per year has remained stable over the last decade. We believe that maternity apparel is also less fashion sensitive than specialty apparel in general, as demand is driven by the need to replace wardrobe basics as opposed to current fashion trends.

Brands

        We operate our maternity stores under three concepts offering a full range of casual and career wear, formal attire, underwear and outerwear. We have positioned our three brands to target the entire spectrum of pregnant women, serving a smaller customer base at the highest price points and broadening the market as the price points are reduced. The following table sets forth certain information regarding our portfolio of stores as of March 31, 2002, including each store concept's target location, brand positioning, price range for dresses and average store size:

Brand	Description of Target Location	Brand Positioning	Dress Price Range	Average Store Size (square feet)
Motherhood	Moderate regional malls and department stores	Broad assortment, fashion, quality and everyday low price	$19-$49	1,400
Mimi	Mid-priced regional malls and lifestyle centers	Young, contemporary, fun and affordable	$40-$168	1,600
A Pea in the Pod	Exclusive, high-end regional malls and affluent residential areas	Exclusive, designer and aspirational	$150-$450	2,400

        Major regional malls with several department stores and a wide range of price points may be able to accommodate more than one maternity store. We have the ability to address multiple price alternatives at a given mall, with Motherhood as our value-oriented brand, Mimi as our mid-priced brand and A Pea in the Pod as our luxury brand. As of March 31, 2002, we had multiple stores in 62 major regional malls.

Internet Operations

        We believe that many pregnant women turn to the Internet for maternity-related information and products, including on-line purchases of maternity clothes. Our websites are, therefore, important for educating existing and potential customers about our brands and driving traffic to our stores. Our websites profitably sell merchandise and provide store location information. Each of our concepts has its own dedicated website that is reached primarily through the brand name, for example motherhood.com. Our content site and portal, MaternityMall.com, is another likely way for a consumer to reach one of our brand-specific websites. In addition to providing links to all of our websites, MaternityMall.com contains maternity advice and information, related baby product information and editorial content. We also operate the iMaternity.com website, which is currently featured on iVillage.com and sells Motherhood merchandise. The replenishment capabilities of our distribution center enable us to incorporate Internet fulfillment into our existing operations.

Brand-Specific Operations Teams

        We are organized primarily along functional lines, such as merchandising, store operations, design and production, to obtain maximum efficiencies. Since our business consists of three separate brands requiring decisions on a brand-specific basis, we have recently built teams by brand where the functional leaders for each brand work together. Each brand team is led by the head merchant and includes the director of stores for that brand, the head designer, the head planner and the key production manager. These teams also include visual, fabric purchasing and other necessary professionals. All senior members of each brand team are eligible for a bonus based on the cash flow target for that brand.

Store Operations

        We believe that the typical maternity customer, especially the first-time mother, seeks more advice and assistance than the typical non-maternity customer. Therefore, we aim to employ skilled, motivated sales associates who are trained to provide the high level of service and reassurance needed by our customers. We attempt to provide a boutique level of attentive service that differentiates us, particularly from our moderate and discount store competitors. Our centralized merchandising and store operations also enable our store associates to focus primarily on selling and maintaining the appearance of the stores. In addition, visual merchants coordinate with the merchandising department to develop space allocation plans, design store display windows and define and enhance the product presentation.

        Each of our three store brands has a director of stores. At Motherhood and Mimi, the management reporting chain consists of regional managers, district managers and store managers. At A Pea in the Pod, due to its smaller number of stores, the district managers report to the director of stores. Our store, district and regional managers receive incentive-based compensation related to store-level performance.

Merchandising, Design and Inventory Planning

        Merchandising.    We strive to maintain an appropriate balance between new merchandise and proven styles, as well as between basic and fashion items. Our merchandising decisions are based on current fashion trends, as well as input from our designers and outside vendors. This information is used in conjunction with the item-specific sales data provided by our proprietary merchandising and replenishment system. Each brand has its own team of merchants, designers and planners. These teams are led by the head merchant of the brand, except for Motherhood, which is led by the division President. The head merchants and the President of Motherhood report to David Mangini, Executive Vice President — General Merchandise Manager.

        Design.    Our design department creates and produces samples and patterns for our manufactured products under the guidance of the merchandising department. This capability differentiates us from many of our competitors, who source their products from a limited number of maternity wear vendors. The design of our products begins with a review of European and New York runway trends, current non-maternity retail trends, fashion reporting service slides and fabric samples. The designers review our best selling items from prior seasons and integrate current fashion ideas from the non-maternity apparel segment.

        Inventory Planning and Allocation.    Our planning and allocation department is responsible for planning future inventory purchases and markdowns, as well as targeting overall inventory levels and turnover. We establish target inventories for each store using our inventory planning system with the goals of optimizing our merchandise assortment and turnover, maintaining adequate depth of merchandise by style and managing close-out and end-of-season merchandise consolidation. Our proprietary capabilities enable us to continually monitor and respond more quickly to consumer demand and are integral to our inventory management program. These capabilities are facilitated by our TrendTrack system, which provides daily product sell-through data and merchandising information.

Production and Distribution

        We design and manage the production for approximately 90% of our merchandise. We contract our sewing to factories throughout the world, including domestic facilities, and we continue to seek additional contractors for our sourcing needs. No individual contractor represents a material portion of our sewing. A majority of our merchandise is purchased "full package," as finished products made to our specifications, typically utilizing our patterns, markers and designs. Fabric, trim and other supplies are obtained from a variety of sources. As we have expanded our stores and increased volumes, we have been able to obtain products at a lower cost per unit, thereby increasing gross margins.

        Our production and quality assurance personnel monitor production at contractor facilities in the United States and work with our agents abroad to ensure quality control, compliance with our design specifications and timely delivery of finished goods. This quality control effort is enhanced by our world-wide Internet-based contracting and logistics systems, which include advanced features such as measurement specifications and digital photography. We also use a consultant to monitor working conditions at our contractors' facilities on a worldwide basis.

        Finished garments from contractors and other manufacturers are received at our distribution facility in Philadelphia, Pennsylvania, where they are inspected using statistical sampling methods and stored for picking. Our distribution facility utilizes the latest fulfillment technology to serve as a replenishment center, as opposed to solely a distribution center. The facility sends an individually tailored selection from our approximately 25,000 SKUs to any of our locations two to six times per week. Store replenishment decisions are made automatically based upon target inventories established by the allocation department and individual store sales data. Shipments from the distribution facility use several automated systems, including our pick-to-light system for flat-packed goods and our hanging garment sortation system, which speed deliveries and reduce costs.

        Shipments to stores are tracked by our proprietary delivery tracking software. Freight routed through zone-skipping, over-the-road carriers running 24 hours per day and delivered locally by a variety of local carriers is supplemented by a small percentage of second day air, providing one to three day delivery throughout the United States.

Management Information and Control Systems

        We believe that our proprietary systems are instrumental to our ability to offer the broadest assortment of maternity merchandise and accomplish rapid replenishment of inventory. We continuously develop, maintain and upgrade our systems and currently employ 15 programmers. Our stores have point-of-sale terminals that provide information used in our customized TrendTrack merchandise analysis and planning system. This system provides daily financial and merchandising information that is integral to monitoring trends and making merchandising decisions. The TrendTrack system has numerous features designed to integrate our retail operations with our design, manufacturing and financial functions. These features include custom merchandise profiles for each store, daily inventory replenishment, item-tracking providing daily updated selling information for every style, classification open-to-buy and inventory control, as well as the daily collection of credit card sales data.

        As part of our proprietary ERP system, we employ a comprehensive MRP system to manage our production inventories, documentation, work orders and scheduling. This system provides a perpetual inventory of raw materials, actual job costing, scheduling and bill of materials capabilities. The foundation of our ERP system is a perpetual inventory of finished goods by location across all of our retail stores which interfaces directly with our distribution facility.

        We have recently begun the deployment of a proprietary, upgraded point-of-sale system. This Internet-based system provides real-time access to financial and merchandising information in addition to rapid credit authorization. We believe that this new system will significantly reduce the amount of training required for new sales associates and store managers. In addition, we anticipate that the system will improve our customer relationship management capabilities by allowing the creation of customized promotional and marketing strategies. The rollout of this system to stores is scheduled to continue through fiscal 2003.

        Given the importance of our management information systems, we have taken extensive measures to ensure their responsiveness and security. Our hardware and communications systems are based on a redundant and multiprocessing architecture, which allows their continued operation on a parallel system in the event that there is a disruption within the primary system. Our main computer system, located in our Philadelphia facility, is duplicated by a fully mirrored system in a separate part of the building which can assume full operations. In addition, our software programs and data are backed up and stored off-site. Our communications links come from two telephone frame rooms, are delivered through feeds under two streets and are further backed up by microwave links.

Pricing

        Each of our brands targets customers in different price segments of the maternity apparel industry. Our Motherhood brand is positioned primarily on everyday low prices, Mimi employs middle-market pricing and A Pea in the Pod employs luxury pricing. None of our concepts use point-of-sale high/low promotional strategies to drive traffic into the stores. Our price reductions are permanent and are used to accelerate the sale of slower selling merchandise. Merchandise that is selling slowly is quickly marked down, moved to another store where the item is selling faster or moved to a Motherhood outlet store.

Advertising and Marketing

        We believe that the power of our brands, customer referrals and our convenient mall locations drive traffic into our stores. Therefore, we have modest advertising and marketing expenditures. Our advertising and publicity efforts include in-store marketing, prenatal consumer-targeted advertising and our Internet websites. We also run full-page ads for all of our brands in pregnancy-targeted publications, as well as prenatal issues of leading baby magazines. We advertise in several key prenatal magazines, including American Baby, Pregnancy and Shape Fit Pregnancy. A Pea in the Pod and Mimi are also advertised in fashion magazines, such as Vogue and In Style. In addition, we produce and distribute maternity brochures quarterly to obstetric and gynecological offices, as well as to customers, doctors' offices and hospitals upon request. Certain initiatives that we began in fiscal 2000 to drive editorial coverage in magazines, TV and newsprint were focused initially on A Pea in the Pod and have recently been expanded to include Motherhood and Mimi.

Competition

        Our business is highly competitive. The following are several important factors in competing successfully in the retail industry: breadth of selection in sizes; colors and styles of merchandise; product procurement and pricing; ability to anticipate fashion trends and customer preferences; inventory control; reputation; quality of merchandise; store design and location; and advertising and customer service. We face competition in our maternity apparel lines from various sources, including department stores, specialty retail chains, discount stores, independent retail stores and catalog and Internet-based retailers. In the value-priced maternity apparel business, we face competition from retailers such as JCPenney, Kmart, Kohl's, Target, Sears and Wal-Mart, as well as web-based maternity operations, including those of Gap and Old Navy which also currently offer a selection of maternity clothes in two stores. Many of these competitors are larger and have significantly greater financial resources than us. Our mid- and luxury-priced merchandise faces a highly fragmented competitive landscape that includes locally-based, single unit retailers, as well as a handful of multi-unit maternity operations, none of which have more than twelve stores.

Employees

        At June 30, 2002, we had 2,441 full-time and 2,240 part-time employees. None of our employees are covered by a collective bargaining agreement. We consider our employee relations to be good.

Trademarks

        We own trademark and service mark rights that we believe that are sufficient to conduct our business as currently operated. We own several trademarks, including Mothers Work®, A Pea in the Pod®, Mimi Maternity®, Motherhood®, Motherhood Maternity Outlet®, Steena® and MaternityMall.com®. As a result of the iMaternity acquisition, we also own iMaternity™, Dan Howard™, Mothertime™ and iMaternity.com™ marks. Additionally, we own the marks Real Time Retailing®, What's Showing is Your Style®, Motherhood is Everything Good...™ and Maternity Redefined®. We are not aware of any pending claims of infringement or other challenges to our rights to use our marks as currently used by us.

Properties

        We own our principal executive offices and distribution facility, which is located at 456 North Fifth Street, Philadelphia, Pennsylvania 19123. This facility consists of approximately 312,000 square feet, of which 32,000 square feet is dedicated to office space and the remaining square footage to warehousing and distribution. Our current lease for fabric facility space located at 10430 Drummond Road, Philadelphia, Pennsylvania 19152 expires on November 30, 2002. We have entered into a letter of intent for a 10-year lease of a facility located at 2001 Kitty Hawk Avenue, Philadelphia, Pennsylvania in the Philadelphia Naval Business Center. This facility consists of approximately 64,000 square feet of warehouse and office space. We believe that this facility, together with our existing distribution facility, will be adequate to support our anticipated distribution needs over the next few years. Our facilities are subject to state and local regulations that range from building codes to health and safety.

        We lease our store premises for terms averaging from seven to ten years. Certain leases allow us to terminate our obligations in the event that the applicable store does not achieve a specified sales volume. Some of these leases also provide for contingent payments based on sales volume and other leases contain clauses for escalations of the base rent, as well as increases in operating costs, marketing costs and real estate taxes.

        As of September 30, 2001, the following number of store leases, excluding leased departments, are set to expire as listed in the table below. We do not expect the expiration of any leases to have a materially adverse impact on our business or operations.

Fiscal Year Leases Expire	Number of Stores
2002	52
2003	63
2004	103
2005	60
2006 and later	361

        In addition, we have arrangements with department and specialty stores, including Bloomingdale's, Lazarus, Marshall Field's, Macy's, Rich's and Babies "R" Us to lease maternity departments in their stores. These leased departments typically involve the lease partner collecting all of the revenue from the leased department and remitting all but a fixed percentage to us. In most of the arrangements, we provide staffing for the leased departments.

        As of March 31, 2002, we have retail stores in the following locations:

Location	Motherhood(1)	Mimi	A Pea in the Pod	Leased Departments	Total
Alabama	5	2	0	1	8
Alaska	1	0	0	0	1
Arizona	10	1	1	1	13
Arkansas	2	0	0	0	2
California	71	8	7	0	86
Colorado	9	2	1	2	14
Connecticut	12	4	0	1	17
Delaware	3	1	0	2	6
District of Columbia	0	1	0	0	1
Florida	43	4	5	12	64
Georgia	20	6	1	11	38
Hawaii	2	0	0	0	2
Idaho	2	0	0	0	2
Illinois	29	8	3	5	45
Indiana	14	1	0	3	18
Iowa	4	0	0	0	4
Kansas	5	2	0	1	8
Kentucky	5	1	0	2	8
Louisiana	8	1	0	3	12
Maine	2	0	0	1	3
Maryland	16	3	0	3	22
Massachusetts	19	3	2	7	31
Michigan	19	5	1	1	26
Minnesota	9	0	1	2	12
Mississippi	4	0	0	0	4
Missouri	10	3	0	1	14
Montana	1	0	0	0	1
Nebraska	3	1	0	0	4
Nevada	6	0	1	0	7
New Hampshire	5	0	0	2	7
New Jersey	21	6	2	17	46
New Mexico	2	0	0	0	2
New York	37	8	3	13	61
North Carolina	17	4	2	2	25
North Dakota	1	0	0	0	1
Ohio	23	4	1	12	40
Oklahoma	5	2	0	1	8
Oregon	6	1	0	0	7
Pennsylvania	31	6	2	6	45
Rhode Island	1	1	0	1	3
South Carolina	6	1	0	1	8
South Dakota	2	0	0	0	2
Tennessee	12	3	0	4	19
Texas	53	10	6	8	77
Utah	7	1	0	0	8
Vermont	1	0	0	0	1
Virginia	18	2	2	5	27
Washington	9	1	1	0	11
West Virginia	1	0	0	1	2
Wisconsin	6	1	0	0	7
Wyoming	1	0	0	0	1
Puerto Rico	6	1	0	0	7
Alberta	1	0	0	0	1
Ontario	3	0	0	0	3
Quebec	1	0	0	0	1

Total	610	109	42	132	893

(1)
Includes 87 outlet stores.

iMaternity Acquisition

        On October 17, 2001, we acquired iMaternity. At the time of the acquisition, iMaternity operated a total of 170 Dan Howard and Mothertime maternity clothing stores, including some under the trade name iMaternity, as well as the iMaternity.com website. We are currently consolidating iMaternity into our operations. Through March 31, 2002, we closed 71 of the 170 iMaternity stores, consolidated the iMaternity field sales organization with our own and closed the iMaternity headquarters, manufacturing facilities and Internet development center. We have also converted the remaining iMaternity stores to either Motherhood or Mimi locations. As of March 31, 2002, we anticipated closing 21 of these converted stores within approximately the next six months, 19 of which have been closed as of the date of this prospectus. The timing of the store closings depends primarily on our ability to negotiate and complete lease terminations.

Legal Proceedings

        Following the closing of the iMaternity acquisition, iMaternity vendors made claims for amounts owed by iMaternity that had not been disclosed to us by the sellers prior to the closing. We are currently investigating these claims. If we have liability for these undisclosed amounts, we have the right to seek indemnification from the sellers. If we were to prevail in an indemnification claim, we could reduce the number of outstanding shares of the Series C Preferred Stock issued to the sellers, or, if the sellers no longer hold shares of our Series C Preferred Stock, receive cash damages. We have recorded $1.7 million of accounts payable, which we believe represents a reasonable estimate of our potential liability for these vendor claims.

        From time to time, we are named as a defendant in legal actions arising from our normal business activities. Although the amount of any liability that could arise with respect to currently pending actions of this nature cannot be accurately predicted, in our opinion, no liability for any pending action will have a material adverse effect on our financial position.

MANAGEMENT

Directors and Executive Officers

        The following table sets forth the name, age and position of each of our directors and executive officers:

Name	Age	Position
Dan W. Matthias	58	Chairman of the Board and Chief Executive Officer
Rebecca C. Matthias	49	President, Chief Operating Officer and Director
David Mangini	57	Executive Vice President — General Merchandise Manager
Edward M. Krell	39	Senior Vice President — Chief Financial Officer
Joseph A. Goldblum	52	Director
Elam M. Hitchner, III	55	Director
David Schlessinger	46	Director
Stanley C. Tuttleman	83	Director
William A. Schwartz, Jr.	63	Director

        Dan W. Matthias founded Mothers Work in 1982 and has served as Chairman of the Board since our inception. From 1983 to 1993, he served as our Executive Vice President, and since January 1993, Mr. Matthias has been our Chief Executive Officer. Prior to Mothers Work, Mr. Matthias had been involved in the computer and electronics industry, serving as a director of Zilog, Inc. and as the President of a division of a subsidiary of Exxon Corporation.

        Rebecca C. Matthias founded Mothers Work in 1982 and has served as a director and our President since our inception. Since January 1993, Ms. Matthias has served as our Chief Operating Officer. In 1992, she was chosen as "Regional Entrepreneur of the Year" by Inc. magazine and Merrill Lynch Corporation. Prior to 1982, she was a construction engineer for the Gilbane Building Company. Ms. Matthias also serves as a member of the Board of Trustees of Drexel University.

        David Mangini has served as Executive Vice President — General Merchandise Manager since August 2001. Prior to joining Mothers Work, Mr. Mangini served as Today's Man's Chief Merchandising Officer from 1999 to 2000. From 1998 to 1999, Mr. Mangini served as Chief Operating Officer of Gadzooks. From 1987 to 1997, Mr. Mangini was an officer at Limited, Inc., including President and Chief Executive Officer of its Structure brand.

        Edward M. Krell has served as Senior Vice President — Chief Financial Officer since January 2002. Prior to joining Mothers Work, Mr. Krell served as Executive Vice President & Chief Financial Officer of Mammoth Sports Group, Inc., an Internet and catalog retailer of golf equipment and accessories from December 1999 to July 2000 and as an independent financial consultant from July 2000 to January 2002. From 1995 to 1999, Mr. Krell served as Executive Vice President and Chief Financial Officer at London Fog Industries, Inc., a wholesale and retail distributor of rainwear and outerwear. Mr. Krell began his career as an investment banker with Kidder, Peabody & Co. Incorporated.

        Joseph A. Goldblum has served as a director since 1989. Mr. Goldblum has been President of G-II Equity Investors, Inc., a general partner of G-II Family Partnership L.P. since May 1989. He was also Of Counsel with the law firm of Goldblum & Hess from May 1989 to December 1996.

        Elam M. Hitchner, III has served as a director since January 1994. Mr. Hitchner was a partner in the law firm Pepper Hamilton LLP, in Philadelphia, Pennsylvania, which provides legal services to us, from May 1992 to June 1999, and returned to the firm in January 2001. From July 1999 until December 31, 2000, Mr. Hitchner was a general partner of Meridian Venture Partners and Meridian Venture Partners II, venture capital firms located in Radnor, Pennsylvania.

        David Schlessinger has served as a director since 2002. He founded Encore Books, a retail bookstore chain, in 1973 and served as its Chairman and Chief Executive Officer until 1986. Mr. Schlessinger founded Zany Brainy, Inc., a retail children's educational products company, in 1991. He served as Zany Brainy's Chief Executive Officer until 1996 and as its Chairman until 1998. Since 1998, he has been engaged in personal business and investment activities, as well as consulting and board services with private companies.

        Stanley C. Tuttleman has served as a director since January 2000. He has been the President and Chief Executive Officer of Tuttson Capital Corp., a financial services corporation, since 1983. Mr. Tuttleman also serves as Chief Executive Officer and Chairman of Telepartners, Inc., a wireless program company.

        William A. Schwartz, Jr. has served as a director since August 1998. Mr. Schwartz is President and Chief Executive Officer of U.S. Vision, Inc., a retailer of optical products and services, a position which he has held since 1995. Mr. Schwartz currently is a director of U.S. Vision, Inc. and Commerce Bancorp, an affiliate of Commerce Capital Investments, Inc., an underwriter of this offering of common stock.

        Our executive officers are elected annually by the Board of Directors and serve at the discretion of the Board. Other than the husband and wife relationship between Dan and Rebecca Matthias, there are no family relationships among any of our other executive officers.

PRINCIPAL AND SELLING STOCKHOLDERS

Principal Stockholders

        The following table sets forth information, as of July 15, 2002, except as otherwise noted, with respect to the beneficial ownership of shares of common stock and Series C Preferred Stock by:

  •
  each person who is known by us to be the beneficial owner of more than five percent of the outstanding shares of our common stock and Series C Preferred Stock;

  •
  each director and executive officer; and

  •
  all directors and executive officers as a group.

        Unless otherwise indicated, each person has sole voting power and sole investment power, except to the extent their power may be shared with a spouse.

	Common Stock			Series C Cumulative Preferred Stock(b)
Name and Address of Beneficial Owner(a)	Amount and Nature of Beneficial Ownership		Percent of Class	Amount and Nature of Beneficial Ownership	Percent of Class Outstanding	Percent of Voting Power
Dan W. and Rebecca C. Matthias	911,730	(c)	20.9%	—	—	19.6%
Joseph A. Goldblum	162,219	(d)	4.1%	—	—	3.8%
Elam M. Hitchner, III	58,500	(e)	1.5%	—	—	1.4%
Edward M. Krell	32	(f)	*			*
David Mangini	10,000	(g)	*			*
David Schlessinger	2,000	(h)	*			*
William A. Schwartz, Jr.	8,000	(i)	*	—	—	*
Stanley C. Tuttleman	31,000	(j)	*	—	—	*
Centre Capital Investors III, L.P. c/o Centre Partners Management LLC 30 Rockefeller Center Suite 1050 New York, NY 10020	131,128	(k)	3.3%	127,912	42.3%	6.1%
Centre Capital Tax-Exempt Investors III, L.P. c/o Centre Partners Management LLC 30 Rockefeller Center Suite 1050 New York, NY 10020	18,172	(k)	*	17,726	5.9%	*
James R. Kirsch 133 Laurel Avenue Highland Park, IL 60035	43,886	(k)	1.1%	33,080	10.9%	1.8%
William S. Kirsch c/o Kirkland & Ellis 200 East Randolph Drive Chicago, IL 60601	43,886	(k)	1.1%	33,080	10.9%	1.8%
Daniel S. Kirsch, as Trustee of The Daniel S. Kirsch Trust, dated October 8, 1996 2225 Tennyson Highland Park, IL 60035	83,729	(k)	2.1%	63,113	20.9%	3.5%
Dimensional Fund Advisors, Inc. 1299 Ocean Avenue 11th Floor Santa Monica, CA 90401	278,900	(l)	7.1%	—	—	6.6%
Foremark Investments, Ltd. c/o Madeline Wong 21 South End Avenue Penthouse 1C New York, NY 10280	217,365	(m)	5.5%	—	—	5.1%
MVP Distribution Partners 259 Radnor-Chester Rd. Radnor, PA 19087	374,645	(n)	9.5%	—	—	8.9%
Oakmont Capital, Inc. 112 St. Clair Avenue West Suite 504 Ontario, Canada M4V 2Y3	259,000	(o)	6.6%	—	—	6.1%
All directors and officers as a group (9 persons)	1,183,475	(p)	26.8%	—	—	25.1%

*
Less than 1% of the outstanding common stock or less than 1% of the voting power.

(a)
Except as otherwise indicated, the address of each person named in the table is: c/o Mothers Work, Inc., 456 North Fifth Street, Philadelphia, Pennsylvania 19123.

(b)
Holders of outstanding shares of our Series C Preferred Stock are entitled to one vote per share and vote with the common stock on all matters as to which holders of common stock are entitled to vote.

(c)
Includes 212,905 shares purchasable upon exercise of stock options by each of Dan and Rebecca Matthias (for a total of 425,810 shares). Except for the shares purchasable upon exercise of stock options, Dan and Rebecca Matthias beneficially own the shares indicated jointly as husband and wife.

(d)
Includes 53,010 shares owned by G-II Family Partnership L.P. Mr. Goldblum is general partner of G-II Family Partnership L.P. and may be deemed to be a beneficial owner of such shares. Also includes 18,000 shares purchasable upon exercise of stock options; 15,200 shares held as custodian or in trust for members of Mr. Goldblum's family; 495 shares owned by his wife; and 29,670 shares held by Mr. Goldblum as custodian for the benefit of three of the Matthias' children.

(e)
Includes 18,000 shares purchasable upon exercise of stock options.

(f)
Mr. Krell joined us as Senior Vice President — Chief Financial Officer on January 28, 2002.

(g)
Includes 10,000 shares purchasable upon exercise of stock options.

(h)
All shares purchasable upon exercise of stock options. Mr. Schlessinger was elected as a director on January 18, 2002.

(i)
All shares purchasable upon exercise of stock options.

(j)
Includes 6,000 shares purchasable upon exercise of stock options.

(k)
Consisting of shares purchasable upon exercise of warrants.

(l)
Information is based on the Schedule 13G filed with the Securities and Exchange Commission on February 12, 2002. Dimensional Fund Advisors Inc., an investment advisor registered under Section 203 of the Investment Advisors Act of 1940, furnishes investment advice to four investment companies registered under the Investment Company Act of 1940, and serves as investment manager to certain other commingled group trusts and separate accounts. These investment companies' trusts and accounts are the "funds." In its role as investment advisor and investment manager, Dimensional possesses voting and/or investment power over 278,900 shares of our common stock. The funds own all securities reported in the Schedule 13G, and Dimensional disclaims beneficial ownership of such securities.

(m)
Information is based on the Schedule 13G filed with the Securities and Exchange Commission on December 2, 1998. Foremark Investments Ltd. is the record owner of all of the shares; Madeline Wong is the owner of all of the voting and equity securities of Foremark. Such shares do not include 42,000 shares owned by John Charlton, the husband of Madeline Wong.

(n)
Information is based on the Schedule 13D filed with the Securities and Exchange Commission on June 10, 2002. According to that filing, Robert Brown, a general partner of MVP Distribution Partners and its affiliates, including Meridian Venture Partners, beneficially owns 127,600 shares of our common stock, which are not included in the above table.

(o)
Based on the Schedule 13D/A filed with the Securities and Exchange Commission on November 19, 1998, all of such shares may be deemed to be beneficially owned by Oakmont Capital Inc. Oakmont is a part of a group which also includes E.J.K. Real Estate Services Limited, Inc. and 1272562 Ontario, Inc., Gregory P. Hannon and Terence M. Kavanagh. Oakmont has sole voting power and sole dispositive power with respect to 173,800 of such shares. E.J.K. Real Estate Services and 127652 Ontario each own 50% of the voting stock of Oakmont and have shared voting power and shared dispositive power with respect to the shares owned by Oakmont. Mr. Kavanagh owns all of the capital stock in E.J.K. Real Estate Services, and Mr. Hannon owns all of the capital stock of 1272562 Ontario. E.J.K. Real Estate Services, 1272562 Ontario, Mr. Kavanagh, and Mr. Hannon also have sole voting power and sole dispositive power as to shares not directly owned by Oakmont.

(p)
Includes the following number of shares owned by affiliates of the following directors, which may be deemed to be beneficially owned by the directors: Joseph A. Goldblum — 53,010. Also includes the following number of shares purchasable upon the exercise of stock options owned (or which may be deemed to be owned) by the following persons: Joseph A. Goldblum — 18,000, Elam M. Hitchner, III — 18,000, David Mangini — 10,000, Dan W. Matthias — 212,905, Rebecca C. Matthias — 212,905, William A. Schwartz, Jr. — 8,000 and Stanley C. Tuttleman — 6,000.

Selling Stockholders

        The following table sets forth certain information regarding the beneficial ownership of our common stock by each of the selling stockholders as of July 15, 2002. Unless otherwise indicated below, all persons listed below have sole voting and investment power with respect to the shares of common stock beneficially owned by them, except to the extent authority is shared by spouses under applicable law. The information included below is based upon information provided by the selling stockholders and by our transfer agent.

	Shares Beneficially Owned Prior to Offering					Shares Beneficially Owned After Offering
Name				Number of Shares Offered
	Number		Percent(1)			Number	Percent(1)
Dan W. and Rebecca C. Matthias	911,730		21.0%	50,000	(2)	861,730	16.1%
Joseph A. Goldblum	109,209	(3)	2.8%	10,000		99,209	2.0%
G-II Family Partnership, L.P.	53,010		1.4%	10,000		43,010	*
Elam M. Hitchner, III	58,500		1.5%	20,000		38,500	*
Vana Longwell	28,034		*	10,000	(4)	18,034	*

*
Represents less than 1% of the outstanding shares of our common stock.

(1)
The percentage of ownership of outstanding shares of our common stock in the columns above before and after the sale of shares registered hereunder is based on the fully diluted number of shares of common stock outstanding assuming the exercise of all warrants and options held by the selling stockholder.

(2)
Includes 17,000 shares issued upon exercise of options owned by each of Dan and Rebecca Matthias, for a total of 34,000 shares.

(3)
Excludes 53,010 shares owned by G-II Family Partnership.

(4)
All shares issued upon exercise of options.

        Dan W. Matthias is our Chairman of the Board and Chief Executive Officer, and Rebecca C. Matthias is our President and Chief Operating Officer and a director. Joseph A. Goldblum and Elam M. Hitchner, III are directors of Mothers Work. Mr. Hitchner is also a partner in the law firm of Pepper Hamilton LLP, which provides legal services to us. Vana Longwell serves as our President — Motherhood.

RELATED PARTY TRANSACTIONS

        One of our directors and the Chairman of our Audit Committee, Elam M. Hitchner, III, is a partner in the law firm of Pepper Hamilton LLP, which provides legal services to us. Mr. Hitchner is a selling stockholder in this offering.

DESCRIPTION OF CAPITAL STOCK

General

        Our authorized capital stock consists of 10,000,000 shares of common stock, par value $.01 per share, and 2,000,000 shares of preferred stock, par value $.01 per share. Of the 2,000,000 authorized shares of preferred stock, 41,000 shares are designated Series A Cumulative Convertible Preferred Stock, 10,000 shares are designated Series B Junior Participating Preferred Stock and 302,619 shares are designated Series C Cumulative Preferred Stock. Following completion of this offering, there will be fewer shares of preferred stock outstanding, as we expect to redeem all or at least a portion of the outstanding shares of Series A Preferred Stock and to purchase, through an offer to purchase, all or at least a portion of the shares of Series C Preferred Stock with a portion of the net proceeds of this offering, including any proceeds received from the underwriters' exercise of their over-allotment option. See "Use of Proceeds."

        As of July 15, 2002, we had 3,926,196 shares of common stock issued and outstanding, 350,000 warrants to purchase common stock, 26,913 outstanding shares of Series A Preferred Stock, no shares of Series B Preferred Stock and 302,619 outstanding shares of Series C Preferred Stock. The following summary description, which includes all of the material terms of our capital stock, is qualified in its entirety by reference to our amended and restated certificate of incorporation, certificates of designation for each of our Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock, and our amended and restated by-laws, each of which are filed as exhibits to our Registration Statement on Form S-1 (File No. 33-57912), filed with the Securities and Exchange Commission on February 4, 1993, or to our other periodic reports filed under the Exchange Act.

Common Stock

        Holders of common stock are entitled to one vote for each share held of record on each matter submitted to a vote of stockholders. All holders of common stock are entitled to share equally in dividends, if any, declared on the common stock by the Board of Directors out of legally available funds, subject to restrictions and limitations under our credit facility and the terms of our existing senior notes. Stock dividends may be paid on common stock, whether or not there are shares of preferred stock outstanding. In addition, the terms of our existing senior notes and our credit facility restrict our ability to declare or pay dividends on our common stock. The new senior notes to be issued in the concurrent debt offering will contain similar restrictions. See "Common Stock Price Ranges and Dividends." In the event of our voluntary or involuntary liquidation, dissolution or winding up, after payment of all our liabilities and payment of the required amounts, if any, to holders of outstanding shares of preferred stock, the holders of the shares of common stock are entitled to share equally in the assets available for distribution. Holders of common stock have no preemptive, subscription, redemption or conversion rights.

        The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future. See "Risk Factors — Our charter documents contain certain anti-takeover provisions, and we are entitled to certain other protective provisions under Delaware law."

        We are selling shares of our common stock in this offering. All currently outstanding shares of common stock are, and upon issuance, the shares of common stock being sold by us in this offering will be, duly authorized, validly issued, fully paid and non-assessable. Our common shares are listed on the Nasdaq National Market under the symbol "MWRK." The transfer agent and registrar for the shares of common stock is StockTrans, Inc., Ardmore, Pennsylvania.

Preferred Stock

        Pursuant to our amended and restated certificate of incorporation, our Board of Directors is authorized, subject to any limitations prescribed by law, without further action by the stockholders, to issue up to 2,000,000 shares of preferred stock in one or more series or classes and to establish the designations, preferences, qualifications, privileges, limitations, restrictions, options, conversion rights and other special or relative rights of any series of preferred stock issued. To the extent that we redeem or repurchase any shares of our outstanding preferred stock, including shares of our Series A Preferred Stock or Series C Preferred Stock, the number of shares of preferred stock that may be issued will be reduced.

        The issuance of shares of preferred stock could adversely affect the voting power and other rights of holders of our common stock. Because the Board of Directors without stockholder action may fix the terms of the preferred stock, the preferred stock could be issued quickly with terms designed to defeat a proposed takeover of us or to make the removal of our management more difficult. The authority to issue preferred stock or rights to purchase preferred stock could be used to discourage a change in control of Mothers Work. Our management is not aware of any such threatened transaction to obtain control of Mothers Work, and the Board of Directors has no current plans to designate and issue any additional shares of preferred stock.

        We have designated shares of Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock. The terms of each series of preferred stock are described below. We expect to use a portion of the net proceeds from this offering to, among other things, redeem all of the remaining outstanding shares of our Series A Preferred Stock and to purchase, through an offer to purchase, all of the remaining outstanding shares of our Series C Preferred Stock. If the net proceeds are insufficient, we expect to redeem a pro rata portion of our Series A Preferred Stock and to purchase a pro rata portion of our Series C Preferred Stock.

Series A Preferred Stock

        In connection with the Motherhood acquisition on August 1, 1995, we issued 41,000 shares of Series A Preferred Stock with a stated value of $11.5 million. The Series A Preferred Stock has a liquidation preference equal to the stated value plus accrued but unpaid dividends. We may redeem, but are under no obligation to do so, the Series A Preferred Stock at any time at a price equal to liquidation preference, subject to limitations imposed by the terms of our credit facility and the existing senior notes.

        The holders of outstanding shares of our Series A Preferred Stock are entitled to receive annual cash dividends, which are cumulative and compound annually at 8.5% of the stated value. No dividends may be paid on our common stock, or any other shares of our capital stock ranking junior to our Series A Preferred Stock, other than dividends payable in shares of common stock, until all cumulative and current dividends on the Series A Preferred Stock have been declared and paid in full. As of March 31, 2002, the liquidation value of the Series A Preferred Stock was $13.5 million, which includes accrued and unpaid dividends of $5.7 million.

        Our Series A Preferred Stock is convertible into shares of common stock (i) between August 1, 2000 and May 1, 2006, at an initial conversion rate, subject to adjustments for stock splits, stock dividends, recapitalizations and similar events, equal to ten shares of common stock for each share of Series A Preferred Stock or (ii) after November 1, 2006, at a conversion rate determined by dividing the aggregate stated value of all shares of Series A Preferred Stock to be converted by 90% of the then-current market price of the common stock, as defined. After a holder's exercise of the conversion right under clause (i) above, we may only redeem the Series A Preferred Stock from the proceeds of an equity offering. The limitation on this redemption right may only be modified with the consent of the holders of a majority of the outstanding principal amount of our existing senior notes and of the lender under our credit facility. Upon conversion, a holder of Series A Preferred Stock is entitled to receive payment of all accrued and unpaid dividends in cash unless we are prohibited by limitations contained in the indenture for our existing senior notes. In the case of a conversion under clause (i) above, if dividends are not paid in cash due to restrictions imposed by the credit facility or the existing senior notes, we will issue a subordinated note in lieu of cash dividends. If the subordinated notes are not paid by August 1, 2003, then all principal and accrued interest may be converted into that number of shares of common stock determined by dividing the amounts due under the subordinated notes by the then-current market price, as defined. In the case of a conversion under clause (ii) above, if accrued dividends are not paid in cash, then such dividends are convertible into common stock on the same basis as the shares of Series A Preferred Stock. As of March 31, 2002, holders of 13,123 shares of Series A Preferred Stock have elected to convert their shares into shares of common stock. In connection with these conversions, we issued an aggregate of $2.4 million in subordinated notes as payment of accrued dividends.

Series B Preferred Stock

        In connection with the rights agreement dated March 17, 1997, and amended June 4, 1997, October 17, 2001 and June 4, 2002 between us and Stock Trans, Inc., as rights agent, as discussed in "Description of Capital Stock — Rights Agreement," we authorized 10,000 shares of Series B Preferred Stock. The Series B Preferred Stock can be purchased in units equal to one one-thousandth of a share under the terms of the rights agreement. The holders of the preferred stock purchase rights are entitled to receive dividends when and if declared on common stock. Preferred stock purchase rights are junior to the common stock and Series A Preferred Stock and Series C Preferred Stock for both dividends and liquidations. Each preferred stock purchase right votes as one share of common stock. See "Description of Capital Stock — Rights Agreement."

Series C Preferred Stock

        On October 17, 2001, in connection with our acquisition of iMaternity, we issued 302,619 shares of Series C Preferred Stock, as well as warrants to acquire 350,000 shares of common stock, to the sellers. The holders of the Series C Preferred Stock are entitled to receive dividends, which are cumulative and compound quarterly at the annual rate of 8.625% of the stated value. Dividends accrue for the first year. After the first year, dividends are paid in cash at an annual rate of 2.5% on the stated value and on accrued but unpaid dividends, with the balance accruing. After the second year, dividends are paid in cash at an annual rate of 4.0% on the stated value and on accrued but unpaid dividends, with the balance accruing. As of March 31, 2002, the liquidation value of the Series C Preferred Stock was $20.3 million, which includes accrued and unpaid dividends.

        Each share of Series C Preferred Stock is entitled to one vote and votes together with the holders of the common stock as a single class. The holders of Series C Preferred Stock have the right to receive in a liquidation, dissolution or winding up of the Company, after payment to the holders of the outstanding shares of our Series A Preferred Stock and before any payments to holders of junior stock, an amount per share equal to the stated value plus the greater of accrued dividends or the "participation amount." The "participation amount" is an amount based on 10% of the increase in the market value of our common stock for the period from the acquisition closing date until the date of a liquidation, dissolution or winding up. In addition, beginning on the earlier of October 18, 2006, upon a "change of control," or upon another "fundamental transaction," the holders of outstanding shares of Series C Preferred Stock have the right to require us to purchase their shares for an amount equal to the stated value per share plus accrued and unpaid dividends, which is referred to as the "put right." If we were to default on our obligations under the put right, the holders of outstanding shares of Series C Preferred Stock would have the right to convert their shares of Series C Preferred Stock into shares of common stock. In no event can the aggregate number of shares of common stock issued upon conversion of the Series C Preferred Stock, plus the 350,000 shares issuable upon exercise of the warrants, exceed an amount equal to 19.9% of the total number of outstanding shares of common stock immediately before October 17, 2001.

        Under the terms of the merger agreement in connection with the iMaternity acquisition, we have the right, from October 17, 2001 through April 17, 2004, to make an offer to purchase all outstanding shares of Series C Preferred Stock at a purchase price per share of stated value plus accrued and unpaid dividends. If a majority of the holders of outstanding shares of Series C Preferred Stock fail to accept our offer to purchase, then these holders forfeit their warrants or, if any warrants have been exercised and the underlying shares of common stock have been sold, then such holder forfeits any accrued dividends on the shares of Series C Preferred Stock that he then owns. In addition, upon the failure to accept our offer to purchase, all holders of outstanding shares of Series C Preferred Stock forfeit certain protective provisions under the merger agreement, including, among other things, prohibitions on our issuing senior or parity stock and redeeming junior securities. In addition, beginning on April 18, 2004, we have the right to purchase any outstanding shares of Series C Preferred Stock for cash at a price per share equal to the stated value plus the greater of accrued and unpaid dividends or the participation amount.

Rights Agreement

        In accordance with our rights agreement, we issued, and will issue, one preferred stock purchase right for each share of our common stock now or hereafter outstanding. Under limited conditions, each preferred stock purchase right entitles the registered holder of the right to purchase from us one unit equal to one one-thousandth of a share of preferred stock at $85.00 per unit, subject to adjustments from time to time to prevent dilution. The preferred stock purchase rights shall not be exercisable until the earlier to occur of (1) ten business days following a public announcement that an acquiring person has acquired beneficial ownership of 10% or more of our outstanding common stock and ten business days following the commencement of a tender offer or exchange offer that would result in a person or group owning 10% or more of our outstanding common stock or (2) such later date as may be determined by a majority of our independent directors.

        On March 17, 1997, we amended and restated the rights agreement to provide our independent directors with some discretion in determining the date on which the preferred stock purchase rights shall be exercisable and the date until which the preferred stock purchase rights may be redeemed. In addition, the amended and restated rights agreement provides that the preferred stock purchase rights shall not be exercisable if a person acquires beneficial ownership of 10% or more of our outstanding common stock without any intention of changing or influencing control of the company, provided that such person, as promptly as practicable, divests himself or itself of a sufficient number of shares of common stock so that such person will maintain beneficial ownership of less than 10% of our outstanding common stock. We amended our rights agreement on each of June 4, 1997 and October 14, 2001 to include Robert Fleming, Inc., and Centre Partners and its affiliates, respectively, as exempt persons under the terms of the rights agreement. In addition, we amended our rights agreement on June 4, 2002 to confirm the status of Meridian Venture Partners and its affiliates, collectively referred to as Meridian Venture Group, as an exempt person and to exclude, under certain circumstances, any deemed attribution of beneficial ownership between Meridian Venture Group and Robert Brown, a general partner of Meridian Venture Group funds. See note (n) of "Principal and Selling Stockholders — Principal Stockholders" regarding Mr. Brown's ownership.

        Upon the exercise of the preferred stock purchase rights and the occurrence of certain events, each holder of a preferred stock purchase right, except an acquiring person, will have the right to receive shares of our common stock or common stock of the acquiring company having a value equal to two times the exercise price of the preferred stock purchase right.

        Before the date on which the preferred stock purchase rights are exercisable, the preferred stock purchase rights may not be detached or transferred separately from our common stock. The preferred stock purchase rights will expire on October 9, 2005. At any time prior to the earlier of October 9, 2005 and the date the preferred stock purchase rights become exercisable, a majority of our independent directors may redeem the preferred stock purchase rights in whole, but not in part, at a price of $.01 per preferred stock purchase right.

        A more detailed description and terms of the preferred stock purchase rights are set forth in the rights agreement. The rights agreement could have the effect of discouraging tender offers or other transactions that might otherwise result in our stockholders receiving a premium over market price for their shares of our common stock. The preferred stock purchase rights will cause substantial dilution to a person or group that attempts to acquire the company without conditioning the offer on the redemption of the preferred stock purchase rights.

Warrants

        There are currently outstanding 350,000 warrants to purchase shares of our common stock that were issued in connection with the iMaternity acquisition in October 2001. All of these warrants are currently exercisable, and their exercise price is $22.50 per share, subject to certain anti-dilution adjustment provisions set forth in the warrant.

Limitation of Directors' Liability

        Our certificate of incorporation provides that none of our directors will be personally liable to us or any of our stockholders for monetary damages for breach of any fiduciary duty, except for liability arising from: (i) any breach of the director's duty of loyalty to us or our stockholders; (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of a law; (iii) the unlawful payment of dividends or unlawful stock repurchases under Section 174 of the General Corporation Law of the State of Delaware; or (iv) any transaction from which the director derived an improper personal benefit.

Registration Rights

        Pursuant to our registration rights and right of co-sale agreement, dated May 4, 1992, by and among us and certain of our stockholders, convertible debenture holders and warrantholders, the holders of approximately 935,000 shares of our common stock will be entitled to register these shares under the Securities Act.

        Under this registration rights agreement, holders of at least 50% of the shares entitled to be registered may demand that we file a registration statement under the Securities Act covering some or all of the holders' registrable securities. The registration rights agreement limits the number of demand registrations that we are required to make on behalf of the holders. In an underwritten offering, the managing underwriter has the right, subject to specified conditions, to limit the number of registrable securities.

        In addition, holders have "piggyback" registration rights. If we propose to register any of our equity securities under the Securities Act, other than pursuant to demand registration rights noted above or other specified excluded registrations, holders may require us to include all or a portion of their registrable securities in the registration and in any related underwriting. In an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of registrable securities. The holders also have unlimited rights to require us to register their shares on Form S-3.

        The holders of the outstanding warrants to purchase 350,000 shares of our common stock and 302,619 shares of Series C Preferred Stock issued to the sellers of iMaternity have the right to require us to register the shares of the common stock issuable upon exercise of the warrants or conversion of shares of Series C Preferred Stock on a registration statement on Form S-2 or S-3.

        In general, we will bear all fees, costs and expenses of registrations, other than underwriting discounts and commissions.

Anti-Takeover Effect of Certificate of Incorporation and Bylaw Provisions and Delaware Laws

        Our amended and restated certificate of incorporation and by-laws include certain provisions which may have the effect of delaying, deterring or preventing a takeover or change in control unless such takeover or change in control is approved by our Board of Directors. Those provisions may also make it more difficult to remove management or directors. Specifically, our by-laws provide for a classified Board of Directors serving staggered three-year terms and restrictions on who may call a special meeting of stockholders. In addition, our Board of Directors has the authority to issue up to 2,000,000 additional shares of preferred stock, subject to reduction if we redeem shares of Series A Preferred Stock or purchase shares of Series C Preferred Stock, and to determine the price, rights, preferences and privileges of those shares without any further vote or action by our stockholders. The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. The issuance of additional shares of preferred stock, while potentially providing desirable flexibility in connection with possible acquisitions and serving other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or may discourage a third party from attempting to acquire, a majority of our outstanding voting stock.

        We are also subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law, which will prohibit us from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in the manner prescribed by the statute. The application of Section 203 also could have the effect of delaying or preventing a change of control. Furthermore, certain provisions of our by-laws, including provisions that provide that the exact number of directors shall be determined by a majority of the Board of Directors, and that vacancies on the Board of Directors may be filled by a majority vote of the directors then in office, though less than a quorum, and that limit the ability of new majority stockholders to remove directors, may have the effect of delaying or preventing changes in control or our management, and could adversely affect the market price of our common stock.

MATERIAL U.S. FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

        The following is a discussion of the material U.S. federal income and estate tax consequences of the acquisition, ownership and disposition of our common stock purchased pursuant to this prospectus by a beneficial owner that, for U.S. federal income tax purposes, is a "non-U.S. holder" as we define that term below. We assume in this discussion that non-U.S. holders will hold our common stock as a capital asset (generally, property held for investment). This discussion does not consider U.S. state or local or non-U.S. tax consequences and it does not consider all aspects of U.S. federal taxation that may be important to a particular non-U.S. holder in light of its individual investment circumstances, such as special tax rules that may apply to a non-U.S. holder that is a dealer in securities, financial institution, bank, insurance company, tax-exempt organization, former citizen or former long-term resident of the United States, or that holds our common stock as part of a "straddle," "hedge," "conversion transaction," "synthetic security," or other risk reduction transaction for U.S. federal income tax purposes. We also do not discuss the federal tax treatment of beneficial owners that are partnerships or other entities treated as partnerships or flow-through entities for U.S. federal income tax purposes. Our discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations, judicial opinions, published positions of the U.S. Internal Revenue Service (the "IRS") and other applicable authorities, all as in effect on the date of this prospectus and all of which are subject to differing interpretations or change, possibly with retroactive effect. We have not sought, and will not seek, any ruling from the IRS with respect to the tax consequences discussed in this prospectus, and there is no assurance that the IRS will not take a position contrary to the tax consequences discussed below or that any position taken by the IRS will not be sustained. We urge you to consult your tax advisor about the U.S. federal tax consequences of acquiring, owning and disposing of our common stock, as well as any tax consequences that may arise under the laws of any foreign, state, local or other taxing jurisdiction.

        For purposes of this discussion, a "non-U.S. holder" means a beneficial owner of our common stock that is not, for U.S. federal income tax purposes:

  •
  an individual who is a citizen or resident of the United States;

  •
  a corporation (including any entity treated as a corporation for U.S. tax purposes) created or organized in the United States or under the laws of the United States or of any political subdivision of the United States;

  •
  an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

  •
  a trust, the administration of which is subject to the primary supervision of a court within the United States, and one or more U.S. persons have the authority to control all substantial decisions of the trust, or, in general, a trust that was in existence on August 20, 1996, was treated as a U.S. person prior to such date, and elected to continue to be so treated.

        An individual may be treated as a resident of the United States in any calendar year for U.S. federal income tax purposes, instead of as a nonresident, by, among other ways, being present in the United States on at least 31 days in that calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. For purposes of this calculation, you would count all of the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year. Residents are taxed for U.S. federal income purposes in the same manner as U.S. citizens.

        If a partnership is a beneficial owner of our common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A beneficial owner of our common stock that is a partnership and partners in such a partnership should consult their tax advisors regarding the U.S. federal tax consequences of the acquisition, ownership, and disposition of our common stock.

        Prospective investors are urged to consult their own advisors regarding the U.S. federal, state, local, and non-U.S. income and other tax consequences with respect to acquiring, owning and disposing of shares of our common stock.

Distributions on Common Stock

        We do not anticipate paying cash dividends on our common stock in the immediate future. See "Common Stock Price Ranges and Dividends." In the event, however, that we make cash distributions on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of earnings and profits will constitute a return of capital that is applied against and reduces the non-U.S. holder's adjusted tax basis in our common stock. Any remaining excess will be treated as gain realized on the sale or other disposition of the common stock and will be treated as described under "Gain on Disposition of Common Stock" below.

        Dividends paid to a non-U.S. holder that are not effectively connected with the non-U.S. holder's conduct of a trade or business in the U.S. will generally be subject to withholding of U.S. federal income tax at the rate of 30%, or if a tax treaty applies, a lower rate specified by the treaty. Non-U.S. holders should consult their tax advisers regarding their entitlement and benefits under a relevant income tax treaty.

        Under applicable U.S. Treasury regulations, for purposes of the withholding discussed above and for purposes of determining the applicability of a tax treaty rate:

  •
  a non-U.S. holder who claims the benefit of an applicable income tax treaty rate generally will be required to satisfy certain certification and other requirements;

  •
  in the case of common stock held by a foreign trust, the certification requirement will generally be applied to the trust or the beneficial owners of the trust depending on whether the trust is a "foreign complex trust," "foreign simple trust," or "foreign grantor trust" as defined in the U.S. Treasury regulations; and

  •
  look-through rules will apply for foreign simple trusts and foreign grantor trusts.

        If the dividend is effectively connected with the non-U.S. holder's conduct of a trade or business in the United States and, if a tax treaty applies, attributable to a permanent establishment maintained by the non-U.S. holder in the United States, the dividend will not be subject to any withholding tax (provided certain certification requirements are met, as described below) but will be subject to U.S. federal income tax imposed on net income at the regular graduated U.S. federal income tax rates and in the manner generally applicable to U.S. persons and, for corporate holders under certain circumstances, to the U.S. "branch profits tax" at the rate of 30%.

        To claim the benefit of a tax treaty or an exemption from withholding because the income is effectively connected with the conduct of a trade or business in the U.S., a non-U.S. holder must provide a properly executed IRS Form W-8BEN for treaty benefits or W-8ECI for effectively connected income to the payor before the payment of dividends. These forms must be periodically updated. Non-U.S. holders may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund.

Gain on Disposition of Common Stock

        A non-U.S. holder will generally not be subject to U.S. federal income tax, including by way of withholding, on gain recognized on a sale or other disposition of our common stock unless any one of the following is true:

  •
  the gain is effectively connected with the non-U.S. holder's conduct of a trade or business in the U.S. and, if a tax treaty applies, attributable to a U.S. permanent establishment maintained by such non-U.S. holder in the U.S.; in these cases, the non-U.S. holder will generally be taxed on its net gain derived from the disposition at the regular graduated U.S. federal income tax rates and in the manner applicable to U.S. persons and, if the non-U.S. holder is a foreign corporation, the "branch profits tax" described above may also apply;

  •
  the non-U.S. holder is a nonresident alien individual present in the U.S. for 183 or more days in the taxable year of the disposition and certain other requirements are met; in these cases, the non-U.S. holder will be subject to a flat 30% tax on its net gain, if any, from the sale or other disposition of all such non-U.S. holder's capital assets sold or otherwise disposed of during the taxable year; or

  •
  our common stock constitutes a "United States real property interest" by reason of our status as a "United States real property holding corporation", or a "USRPHC," for U.S. federal income tax purposes at any time during the shorter of (i) the period during which the non-U.S. holder holds our common stock or (ii) the 5-year period ending on the date the non-U.S. disposes of our common stock. In general, we would be a USPRHC if interest in U.S. real estate comprised the majority of our assets. We believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we were to become a USRPHC, however, so long as our common stock is "regularly traded on an established securities market" within the meaning of Section 897(c)(3) of the Code, such common stock will be treated as U.S. real property interests only in the hands of a non-U.S. holder who owns, or has owned within the five years preceding the sale or disposition of such common stock, more than 5% of our common stock. If we are or were to become a USRPHC and a non-U.S. holder owned directly or indirectly more than 5% of our common stock during the period described above or our common stock is not "regularly traded on an established securities market," the non-U.S. holder would generally be subject to U.S. federal income tax on its net gain derived from the disposition or our common stock as though the non-U.S. holder was engaged in a business in the U.S. and the gain or loss was effectively connected with such business.

U.S. Federal Estate Tax

        Common stock owned or treated as owned by an individual who at the time of death is a foreign person (as specifically defined for U.S. federal estate tax purposes) will be included in his or her gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise and, therefore, may be subject to U.S. federal estate tax. Estates of non-resident aliens are generally allowed a statutory credit that has the effect of offsetting the U.S. federal estate tax imposed on the first $60,000 of the taxable estate.

Information Reporting and Backup Withholding

        Under Treasury regulations, we must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to such non-U.S. holder and the tax withheld with respect to those dividends. These information reporting requirements apply even if withholding was not required because the dividends were effectively connected dividends or withholding was reduced by an applicable tax treaty. Pursuant to an applicable tax treaty or agreement, that information may also be made available to the tax authorities in the country in which the non-U.S. holder resides.

        The backup withholding percentage is currently 30% and will decrease to 29% in 2004 and 2005, and 28% thereafter until 2011, when the percentage will return to 31% unless amended by Congress.

        Payment of the proceeds from a disposition effected outside the United States by a non-U.S. holder made by or through a foreign office of a broker generally will not be subject to additional information reporting or backup withholding. However, information reporting, but not backup withholding, will apply to such a payment if the broker is a U.S. person, a controlled foreign corporation for U.S. federal income tax purposes, a foreign person 50% or more of whose gross income is effectively connected with a U.S. trade or business for a specified three-year period or a foreign partnership with certain connections with the United States, unless the broker has documentary evidence in its records that the beneficial owner is a non-U.S. holder and specified conditions are met or an exemption is otherwise established.

        Payment of the proceeds from a disposition by a non-U.S. holder made by or through the U.S. office of a broker is generally subject to information reporting and backup withholding unless the non-U.S. holder certifies as to its non-U.S. holder status under penalties of perjury or otherwise establishes an exemption from information reporting and backup withholding,

        Backup withholding is not an additional tax. Any amounts that we withhold under the backup withholding rules will be refunded or credited against the non-U.S. holder's U.S. federal income tax liability if certain required information is furnished to the IRS in a timely manner. Non-U.S. holders should consult their own tax advisors regarding application of backup withholding in their particular circumstance and the availability of and procedure for obtaining an exemption from backup withholding under current Treasury regulations.

        The foregoing discussion of U.S. federal income and estate tax consequences is not tax advice. Accordingly, each prospective non-U.S. holder should consult its own tax adviser with respect to the federal, state, local and non-U.S. tax consequences of the acquisition, ownership, and disposition of our common stock.

UNDERWRITING

        Under the terms and subject to the conditions contained in an underwriting agreement dated                        , 2002, we and the selling stockholders have agreed to sell to the underwriters named below, for whom Credit Suisse First Boston Corporation, Legg Mason Wood Walker, Incorporated, Investec Inc. and Commerce Capital Investments, Inc. are acting as representatives, the following respective numbers of shares of common stock:

Underwriter	Number of Shares
Credit Suisse First Boston Corporation
Legg Mason Wood Walker, Incorporated
Investec Inc.
Commerce Capital Investments, Inc.

Total	1,100,000

        The underwriting agreement provides that the underwriters are obligated to purchase all of the shares of common stock if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if any underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering of shares may be terminated.

        We have granted to the underwriters a 30-day option to purchase up to 165,000 additional shares from us at the public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments in the sale of our common stock.

        The underwriters propose to offer the shares of common stock at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $            per share. The underwriters and selling group members may allow a discount of $            per share on sales to other broker/dealers. After the public offering, the representatives may change the public offering price and concession and discount to broker/dealers.

        The following table summarizes the compensation and estimated expenses we and the selling stockholders will pay:

	Per Share		Total
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment
Underwriting discounts and commissions paid by us	$	$	$	$
Expenses payable by us	$	$	$	$
Underwriting discounts and commissions paid by selling stockholders	$	$	$	$
Expenses payable by the selling stockholders	$	$	$	$

        We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston Corporation for a period of 90 days after the date of this prospectus.

        Our officers and directors, the selling stockholders and certain significant stockholders, have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston Corporation for a period of 90 days after the date of this prospectus.

        We and the selling stockholders have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

        Mr. William A. Schwartz, Jr., a member of the board of directors of Commerce Bancorp, an affiliate of Commerce Capital Investments, Inc., is one of our directors.

        In connection with the offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Exchange Act.

  •
  Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  •
  Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

  •
  Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

  •
  Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

  •
  In passive market making, market makers in the common stock who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchases of our common stock until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

        A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters participating in this offering, or selling group members, if any, who may participate in this offering. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make Internet distributions on the same basis as other allocations.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

        The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we and the selling stockholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

Representations of Purchasers

        By purchasing common stock in Canada and accepting a purchase confirmation, a purchaser is representing to us, the selling stockholders and the dealer from whom the purchase confirmation is received that

  •
  the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws,

  •
  where required by law, that the purchaser is purchasing as principal and not as agent, and

  •
  the purchaser has reviewed the text above under Resale Restrictions.

Rights of Action — Ontario Purchasers Only

        Under Ontario securities legislation, a purchaser who purchases a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the shares, for rescission against us and the selling stockholders in the event that this prospectus contains a misrepresentation. A purchaser will be deemed to have relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the shares. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the shares. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us or the selling stockholders. In no case will the amount recoverable in any action exceed the price at which the shares were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we and the selling stockholders will have no liability. In the case of an action for damages, we and the selling stockholders will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the common stock as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser.

The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

        All of our directors and officers as well as the experts named herein and the selling stockholders may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

        Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

        Pepper Hamilton LLP will pass upon the validity of the shares of common stock being offered hereby for us. Certain matters relating to the common stock will be passed upon for the underwriters by Dewey Ballantine LLP, New York, New York.

        One of our directors and the Chairman of our Audit Committee, Elam M. Hitchner, III is a partner in the law firm of Pepper Hamilton LLP and, as of the date of this prospectus, owns 40,500 common shares and holds options to purchase 18,000 shares that are presently exercisable. Mr. Hitchner is a selling stockholder in this offering.

EXPERTS

        The consolidated financial statements of Mothers Work and its subsidiary as of September 30, 2001 and 2000, and for each of the years in the two-year period ended September 30, 2001 have been included herein in reliance upon the report of KPMG LLP, independent auditors, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

        The financial statements of Mothers Work and its subsidiary for the year ended September 30, 1999 included and incorporated by reference in this prospectus have been audited by Arthur Andersen LLP, our former independent auditors, as stated in their report, which is included and incorporated by reference herein. Arthur Andersen LLP has not consented to the inclusion of its report in this prospectus. Because Arthur Andersen LLP has not consented to the inclusion of its report in this prospectus, it may be more difficult for you to seek remedies against Arthur Andersen LLP and your ability to obtain relief against Arthur Andersen LLP may be impaired. On June 4, 2002, we dismissed Arthur Andersen LLP as our independent public accountants and on June 6, 2002, we engaged KPMG LLP as our independent public accountants.

        The financial statements of eSpecialty Brands, LLC and subsidiaries as of January 27, 2001 and for the period ended January 27, 2001 incorporated by reference in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated by reference herein, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

        We file reports, proxy statements and other information with the Securities and Exchange Commission, or the SEC, in accordance with the Securities Exchange Act of 1934, as amended. You may read and copy our reports, proxy statements and other information filed by us at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC's regional offices at 233 Broadway, New York, NY 10279 and 175 W. Jackson Boulevard, Suite 900, Chicago, Illinois 60604. Please call the SEC at 1-800-SEC-0330 for further information about the public reference rooms. Our reports, proxy statements and other information filed with the SEC are also available to the public over the Internet at the SEC's website at http://www.sec.gov.

INCORPORATION OF DOCUMENTS BY REFERENCE

        The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the following documents we have filed, or may file, with the SEC:

  •
  Our Annual Report on Form 10-K, as amended, for the fiscal year ended September 30, 2001;

  •
  Our Proxy Statement on Schedule 14A filed on December 20, 2001;

  •
  Our Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2001;

  •
  Our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2002;

  •
  Our Current Report on Form 8-K dated October 17, 2001 and filed on November 1, 2001;

  •
  Amendment No. 1 to our Current Report on Form 8-K dated October 17, 2001 and filed on December 31, 2001;

  •
  Our Current Report on Form 8-K dated June 4, 2002 and filed on June 5, 2002;

  •
  Our Current Report on Form 8-K dated June 4, 2002 and filed on June 6, 2002;

  •
  Our Current Report on Form 8-K dated July 11, 2002 and filed on July 11, 2002;

  •
  Our Current Report on Form 8-K dated July 15, 2002 and filed on July 16, 2002;

  •
  The description of our common stock contained in our Registration Statement on Form 8-A filed on February 4, 1993, as amended, under Section 12(g) of the Exchange Act; and

  •
  All documents filed by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before the termination of this offering (other than those portions of such documents described in paragraphs (i), (k), and (l) of Item 402 of Regulation S-K promulgated by the SEC).

        Any statement contained in a document that is incorporated by reference shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this prospectus (or in any other document that is subsequently filed with the SEC and incorporated by reference) modifies or replaces such statement. Any statement so modified or superseded shall not be deemed a part of this prospectus except as so modified or superseded.

        You may request a copy of these filings, at no cost, by writing or telephoning us at the following address: Investor Relations, Mothers Work, Inc., 456 North Fifth Street, Philadelphia, Pennsylvania 19123, telephone (215) 873-2200.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

MOTHERS WORK, INC. AND SUBSIDIARIES

 INDEPENDENT AUDITORS' REPORT

The Board of Directors
Mothers Work, Inc.:

        We have audited the accompanying consolidated balance sheets of Mothers Work, Inc. and subsidiary as of September 30, 2001 and 2000, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the two-year period ended September 30, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Mothers Work, Inc. and subsidiary as of September 30, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the two-year period ended September 30, 2001, in conformity with accounting principles generally accepted in the United States of America.

                      /s/ KPMG LLP

Philadelphia, Pennsylvania
July 2, 2002

THE FOLLOWING REPORT OF ARTHUR ANDERSEN LLP IS A COPY OF A PREVIOUSLY ISSUED REPORT THAT HAS NOT BEEN REISSUED BY ARTHUR ANDERSEN LLP. THE REPORT OF KPMG LLP INCLUDED IN THIS PROSPECTUS RELATES TO EACH OF THE YEARS IN THE TWO-YEAR PERIOD ENDED SEPTEMBER 30, 2001. CONSEQUENTLY, FOR THE PURPOSES OF THIS PROSPECTUS, THE FOLLOWING REPORT OF ARTHUR ANDERSEN LLP, WHICH IS THE MOST RECENTLY ISSUED REPORT, RELATES ONLY TO THE YEAR ENDED SEPTEMBER 30, 1999.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Mothers Work, Inc.:

        We have audited the accompanying consolidated balance sheets of Mothers Work, Inc. (a Delaware corporation) and subsidiary as of September 30, 2001 and 2000, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended September 30, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Mothers Work, Inc. and subsidiary as of September 30, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2001, in conformity with accounting principles generally accepted in the United States.

                      ARTHUR ANDERSEN LLP

Philadelphia, Pennsylvania
November 2, 2001

MOTHERS WORK, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

(in thousands, except share amounts)

	September 30,
	2001	2000
ASSETS
Current Assets
Cash and cash equivalents	$10,358	$3,076
Trade receivables	4,726	3,833
Inventories	73,090	75,747
Deferred income taxes	2,278	3,851
Prepaid expenses and other current assets	4,404	3,040

Total current assets	94,856	89,547
Property, Plant and Equipment, net	46,025	44,260
Other Assets
Goodwill, net of accumulated amortization of $14,355 and $12,300	29,886	32,093
Deferred financing costs, net of accumulated amortization of $2,788 and $2,289	1,640	2,139
Other intangible assets, net of accumulated amortization of $1,952 and $2,144	1,295	1,045
Deferred income taxes	10,858	9,821
Other non-current assets	617	681

Total other assets	44,296	45,779

	$185,177	$179,586

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Line of credit	$32,229	$30,548
Current portion of long-term debt	434	543
Accounts payable	13,244	15,445
Accrued expenses and other current liabilities	16,440	13,327

Total current liabilities	62,347	59,863
Long-Term Debt	96,179	96,088
Accrued Dividends on Preferred Stock	7,055	6,037
Deferred Rent	4,855	4,848
Commitments and Contingencies (Note 11)
Stockholders' Equity
Preferred stock, 2,000,000 shares authorized
Series A cumulative convertible preferred stock, $.01 par value, $280.4878 stated value, 41,000 shares authorized and issued, 38,409 and 41,000 shares outstanding, respectively (liquidation value of $17,828 and $17,537, respectively)	10,773	11,500
Series B junior participating preferred stock, $.01 par value, 10,000 shares authorized, none outstanding	—	—
Common stock, $.01 par value, 10,000,000 shares authorized, 3,480,122 and 3,451,770 shares issued and outstanding, respectively	35	34
Additional paid-in-capital	26,949	26,203
Accumulated deficit	(23,016)	(24,987)

Total stockholders' equity	14,741	12,750

	$185,177	$179,586

The accompanying notes are an integral part of these consolidated financial statements.

MOTHERS WORK, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share amounts)

	Year Ended September 30,
	2001	2000	1999
Net sales	$388,306	$366,283	$299,735
Cost of goods sold	194,320	183,300	150,402

Gross profit	193,986	182,983	149,333
Selling, general and administrative expenses	172,795	157,809	127,390

Operating income	21,191	25,174	21,943
Interest expense	(14,867)	(15,877)	(15,132)
Other income	594	—	—

Income before income taxes	6,918	9,297	6,811
Income tax provision	3,456	4,249	3,424

Net income	3,462	5,048	3,387
Dividends on preferred stock	1,491	1,389	1,251

Net income available to common stockholders	$1,971	$3,659	$2,136

Income per share — Basic	$0.57	$1.06	$0.60

Average shares outstanding — Basic	3,456	3,443	3,538

Income per share — Diluted	$0.55	$1.01	$0.57

Average shares outstanding — Diluted	3,605	3,641	3,754

The accompanying notes are an integral part of these consolidated financial statements.

MOTHERS WORK, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(in thousands)

	Series A Cumulative Convertible Preferred Stock	Common Stock
		Number of Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Total
Balance September 30, 1998	$11,500	3,598	$36	$27,996	$(30,782)	$8,750
Exercise of stock options	—	35	—	209	—	209
Purchase and retirement of common stock	—	(187)	(2)	(2,025)	—	(2,027)
Preferred stock dividends	—	—	—	—	(1,251)	(1,251)
Net income	—	—	—	—	3,387	3,387

Balance September 30, 1999	11,500	3,446	34	26,180	(28,646)	9,068
Exercise of stock options	—	24	—	202	—	202
Purchase and retirement of common stock	—	(18)	—	(179)	—	(179)
Preferred stock dividends	—	—	—	—	(1,389)	(1,389)
Net income	—	—	—	—	5,048	5,048

Balance September 30, 2000	11,500	3,452	34	26,203	(24,987)	12,750
Exercise of stock options	—	2	—	20	—	20
Preferred stock conversions	(727)	26	1	726	—	—
Preferred stock dividends	—	—	—	—	(1,491)	(1,491)
Net income	—	—	—	—	3,462	3,462

Balance September 30, 2001	$10,773	3,480	$35	$26,949	$(23,016)	$14,741

The accompanying notes are an integral part of these consolidated financial statements.

MOTHERS WORK, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended September 30,
	2001	2000	1999
Cash Flows from Operating Activities
Net income	$3,462	$5,048	$3,387
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	11,915	11,951	10,516
Accretion of discount on Notes	194	173	150
Deferred taxes	536	4,136	957
Amortization of deferred financing costs	499	481	498
Provision for deferred rent	7	556	473
Loss on impairment of long-lived assets	64	—	—
Changes in assets and liabilities:
Decrease (increase) in —
Receivables	(893)	(1,263)	406
Inventories	2,657	(793)	(13,277)
Prepaid expenses and other assets	(1,300)	28	3,814
Increase (decrease) in —
Accounts payable, accrued expenses and other current liabilities	2,366	(1,694)	(6,496)

Net cash provided by operating activities	19,507	18,623	428

Cash Flows from Investing Activities
Capital expenditures	(12,212)	(13,619)	(10,087)
Disposal of fixed assets	639	—	—
Purchase of intangible assets	(554)	(209)	(219)

Net cash used in investing activities	(12,127)	(13,828)	(10,306)

Cash Flows from Financing Activities
Increase (decrease) in line of credit and cash overdrafts, net	425	(2,173)	9,591
Repurchase of common stock	—	(179)	(2,026)
Repayment of long-term debt	(543)	(709)	(379)
Proceeds from exercise of options	20	202	209

Net cash (used in) provided by financing activities	(98)	(2,859)	7,395

Net Increase (Decrease) in Cash and Cash Equivalents	7,282	1,936	(2,483)
Cash and Cash Equivalents, Beginning of Year	3,076	1,140	3,623

Cash and Cash Equivalents, End of Year	$10,358	$3,076	$1,140

The accompanying notes are an integral part of these consolidated financial statements.

MOTHERS WORK, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Nature of Business

        Mothers Work, Inc., incorporated in Delaware in 1982, is a specialty retailer and manufacturer of maternity clothing. The Company operated 771 retail store locations at September 30, 2001, including 132 leased departments, throughout the United States.

  Principles of Consolidation

        The accompanying consolidated financial statements include the accounts of Mothers Work, Inc. and its wholly-owned subsidiary, Cave Springs, Inc. (collectively "Mothers Work" or the "Company"), as of September 30, 2001. All significant intercompany transactions and accounts have been eliminated in consolidation.

        On October 17, 2001, the Company completed the acquisition of eSpecialty Brands, LLC ("iMaternity") (see Note 12).

  Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Cash and Cash Equivalents

        Cash and cash equivalents include cash on hand and cash in the bank. Cash overdrafts of $2,426,000 and $3,682,000 are included in accounts payable at September 30, 2001 and 2000, respectively. The Company considers investments with an original maturity of three months or less when purchased to be cash equivalents.

        The Company maintains cash accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses from maintaining cash accounts in excess of such limits. Management believes that it is not exposed to any significant credit risks on its cash accounts.

  Inventories

        Inventories are valued at the lower of cost or market. Cost is determined by the "first-in, first-out" (FIFO) method. Inventories manufactured by the Company include the cost of materials, freight, direct labor, manufacturing and distribution overhead.

  Advertising Costs

        The Company expenses the costs of advertising when the advertising occurs, except for the costs associated with catalogs and brochures. The production costs for catalogs and brochures are deferred and amortized over a three to six month period corresponding to the expected period in which these items will be mailed. Advertising and catalog expenses were $7,212,000, $6,953,000 and $6,479,000 in fiscal 2001, 2000 and 1999, respectively.

  Property, Plant and Equipment

        Property, plant and equipment are stated at cost. Depreciation and amortization are computed for financial reporting purposes on a straight-line basis, using service lives ranging principally from five to ten years for furniture and equipment and forty years for the building. Leasehold improvements are amortized over the shorter of the estimated useful life or the lease term. The cost of assets sold or retired and the related accumulated depreciation or amortization are removed from the accounts with any resulting gain or loss included in net income. Maintenance and repairs are expensed as incurred except for the capitalization of major renewals and betterments that extend the life of the asset. Long-lived assets are reviewed for impairment whenever adverse events or changes in circumstances or business climate indicate that the carrying value may not be recoverable. Factors used in the valuation include, but are not limited to, management's plans for future operations, brand initiatives, recent operating results and projected cash flows. If the associated undiscounted cash flows are insufficient to support the recorded asset, an impairment is recognized to reduce the carrying value of the asset. The amount of the impairment loss is determined by comparing the discounted expected future cash flows with the carrying value. At September 30, 2001, management believes that no reductions to the remaining useful lives or additional write-downs of long-lived assets are necessary.

  Goodwill, Intangible and Other Assets

        Goodwill represents the excess of the cost over the fair value of net assets acquired in business combinations. Goodwill is amortized using the straight-line method over a period of 20 years. Leasehold interests and other intangible assets are amortized over the lease term and five to ten years, respectively. Amortization of goodwill, leasehold interests and other intangible assets was $2,422,000, $2,494,000 and $2,451,000 in fiscal 2001, 2000 and 1999, respectively. Management reviews the carrying amount of goodwill, leasehold interests and other intangible assets at each balance sheet date to assess the continued recoverability based on future undiscounted cash flows and operating results from the related asset, future asset utilization and changes in market conditions. At September 30, 2001, management does not believe that there has been any impairment to the carrying value of goodwill, leasehold interests and other intangible assets.

  Deferred Financing Costs

        Deferred financing costs are amortized over the term of the related debt using the effective interest method. Amortization of deferred financing costs was $499,000, $481,000 and $498,000 in fiscal 2001, 2000 and 1999, respectively, and is included in interest expense in the accompanying Consolidated Statements of Operations.

  Deferred Rent

        Rent expense on operating leases is recorded on a straight-line basis over the term of the lease. The net excess of rent expense over the actual cash paid has been recorded as deferred rent in the accompanying Consolidated Balance Sheets.

  Fair Value of Financial Instruments

        Cash and cash equivalents, trade receivables, accounts payable and accrued expenses are reflected at fair value in the accompanying consolidated financial statements due to the short-term nature of those instruments. The carrying amounts of long-term debt and capitalized lease obligations approximate fair value at the balance sheet dates based on the fair market value for similar instruments.

  Revenue Recognition

        Revenue is recognized at the point of sale for retail store sales, including leased department sales, or when merchandise is shipped to customers for Internet and mail order sales.

  Income Taxes

        The Company utilizes the asset and liability method of accounting for income taxes as prescribed by Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date.

  Accounting for Stock-Based Compensation

        The Company accounts for stock-based compensation under the provisions of Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees." The Company has adopted the disclosure requirements of SFAS No. 123, "Accounting for Stock-Based Compensation."

  Earnings per Share

        Basic earnings per share is computed by dividing net income available to common stockholders by the weighted average number of outstanding common shares. Diluted earnings per share is computed based upon the weighted average number of outstanding common shares, after giving effect to the potential dilutive effect from the assumed exercise of stock options and warrants as well as the assumed conversion of dilutive preferred stock and subordinated notes (see Note 7).

        The following summarizes those effects for the diluted earnings per share calculation (in thousands):

	2001	2000	1999
Average number of shares — Basic	3,456	3,443	3,538
Incremental shares from the assumed exercise of outstanding stock options and warrants	149	198	216

Average number of shares — Diluted	3,605	3,641	3,754

        Options to purchase 499,955 shares were outstanding at September 30, 2001, but were not included in the computation of diluted earnings per share, as their effect would have been antidilutive. Additionally, the assumed conversion of the Company's Series A Cumulative Convertible Preferred Stock (the "Series A Preferred Stock"), which was convertible into 384,090 and 410,000 shares of common stock at September 30, 2001 and 2000, respectively, was determined to be antidulitive for all periods presented. The assumed conversion of the Company's subordinated notes, which were issued in fiscal 2001 (see Note 7) and were convertible into approximately 33,100 shares of common stock at September 30, 2001, were also determined to be antidilutive.

  Statements of Cash Flows

        In fiscal 2001, 2000 and 1999, the Company paid interest of $14,288,000, $15,127,000 and $14,919,000, respectively, and made tax payments of $394,000, $494,000 and $28,000, respectively. Capital lease obligations totaling $511,000 were incurred with respect to new equipment leases in fiscal 2000 (none for fiscal 2001 and 1999).

  Reclassifications

        Certain prior year balances in the financial statements have been reclassified to conform with the current year presentation.

  Internal Use Software

        The Company records the costs of computer software, inclusive of website development costs, in accordance with Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Development or Obtained for Internal Use" issued by the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants. This statement requires that certain internal-use computer software costs be capitalized and amortized over the useful life of the asset. In fiscal 2001, the Company capitalized approximately $177,000 of costs related to the development of internal-use software. In fiscal 2000 and 1999, the Company expended an immaterial amount for the development of software for internal use. Accordingly, these costs were expensed as incurred during fiscal 2000 and 1999.

  Shipping and Handling Fees and Costs

        The Company includes shipping and handling revenue earned from its catalog and e-commerce activities in net sales. Shipping and handling costs, which are included in cost of goods sold in the accompanying Consolidated Statements of Operations, include shipping supplies, related labor costs and third-party shipping costs.

  Other Income

        During the fourth quarter of fiscal 2001, the Company negotiated buy-outs of two lease arrangements in connection with the planned closure of these stores. Due to the level of the rental rates, the Company recognized income from the proceeds being paid under these buy-out agreements of $1.2 million in the aggregate and wrote off related leasehold improvements and other costs of $639,000, resulting in a net gain of $594,000, which is included in other income in the accompanying Consolidated Statements of Operations.

  Business and Credit Risk

        Financial instruments, primarily cash and cash equivalents and accounts receivable, potentially subject the Company to concentrations of credit risk. The Company would limit its credit risk associated with cash and cash equivalents by placing such investments in highly liquid funds. Receivables associated with third-party credit cards are processed by financial institutions which are monitored for financial stability. The Company is dependent on key suppliers to provide sufficient quantities of inventory at competitive prices. No single supplier represented 10% or more of net purchases in fiscal 2001, 2000 and 1999. Approximately 45% of the Company's purchases were imported from 26 countries during fiscal 2001. Management believes that any event causing a disruption of imports from any specific country could be mitigated by moving production to readily available alternative sources.

  New Accounting Pronouncements

        In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS No. 141 also specifies the criteria applicable to intangible assets acquired in a purchase method business combination in order for them to be recognized and reported apart from goodwill. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually. SFAS No. 142 further requires that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values and be reviewed for impairment.

        The Company adopted SFAS Nos. 141 and 142 effective October 1, 2001. In adopting SFAS No. 142, the Company no longer amortizes goodwill. The following table reflects the adjustment to exclude goodwill amortization expense recognized in the prior periods as presented (in thousands, except per share amounts):

	For the Year Ended September 30,
	2001	2000
Reported net income:	$3,462	$5,048
Add back goodwill amortization	2,207	2,216

Adjusted net income	5,669	7,264
Dividends on preferred stock	1,491	1,389

Adjusted net income available to common stockholders	$4,178	$5,875

Income per share—basic:
Reported net income	$0.57	$1.06
Goodwill amortization	0.64	0.65

Adjusted net income	$1.21	$1.71

Income per share—diluted:
Reported net income	$0.55	$1.01
Goodwill amortization	0.61	0.60

Adjusted net income	$1.16	$1.61

        As of October 1, 2001, management determined that the Company had one reporting unit for purposes of applying SFAS No. 142 based on its reporting structure. The Company has made its initial assessment of impairment for the transition period as of October 1, 2001. The fair value of the

Company's single reporting unit was determined based on the then fair market value of the Company's outstanding common stock on a control basis. Based on this initial assessment, no impairment loss was recognized. The Company plans to perform an annual assessment for goodwill impairment at the end of each fiscal year or as impairment indicators arise. The only changes to the carrying value of goodwill during fiscal 2001 and 2000 were due to amortization expense.

        Other intangible assets at September 30, 2001 and 2000 of $1,295,000 and $1,045,000, respectively, primarily represent lease acquisition costs, which are amortized over the life of the related lease. The Company has not identified any unamortizable intangible assets. Aggregate amortization expense in fiscal 2001 and 2000 was $215,000 and $278,000, respectively. Estimated amortization expense for the next five fiscal years is as follows (in thousands):

Fiscal Year
2002	$310
2003	$232
2004	$200
2005	$174
2006	$150

        In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 is effective for fiscal years beginning after June 15, 2002, and addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. Although early adoption is encouraged, the Company plans to adopt this amendment in fiscal 2003. Adoption of SFAS No. 143 is not expected to have a material impact on the Company's financial position or results of operations.

        In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which establishes a single accounting model, based on the framework established in SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of," and resolves significant implementation issues related to SFAS No. 121. SFAS No. 144 superceded SFAS No. 121 and APB Opinion No. 30, "Reporting the Results of Operations — Reporting the Effects of a Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." The Company is required to adopt SFAS No. 144 for the fiscal year ending September 30, 2003, however, early application is permitted. Management does not believe that the adoption of SFAS No. 144 will have a material impact on the Company's financial position or results of operations.

2. INVENTORIES

        Inventories at September 30 were as follows (in thousands):

	2001	2000
Finished goods	$61,535	$60,871
Work-in-progress	3,486	5,570
Raw materials	8,069	9,306

	$73,090	$75,747

3. PROPERTY, PLANT AND EQUIPMENT, NET

        Property, plant and equipment at September 30 was comprised of the following (in thousands):

	2001	2000
Land	$1,400	$1,400
Building and improvements	10,834	10,443
Furniture and equipment	27,166	24,067
Leasehold improvements	57,726	51,399

	97,126	87,309
Less: accumulated depreciation and amortization	(51,101)	(43,049)

	$46,025	$44,260

        During fiscal 2001, the Company recorded charges under SFAS No. 121 of approximately $64,000 related to the impairment of leasehold improvements and furniture and equipment at one store location.

4. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

        At September 30, accrued expenses and other current liabilities were comprised of the following (in thousands):

	2001	2000
Salaries, wages and employee benefits	$5,274	$5,078
Income taxes payable	2,308	—
Interest	2,179	2,293
Sales taxes	1,763	1,738
Insurance	961	232
Rent	676	1,527
Audit and legal	648	39
Restructuring costs (see Note 13)	128	250
Other	2,503	2,170

	$16,440	$13,327

5. LINE OF CREDIT

        The Company's primary sources of working capital consist of cash flows from operations and borrowings under its $56.0 million credit facility (the "Credit Facility"). The Credit Facility was amended and restated in April 2000 to increase borrowings to the current level, to raise the annual capital expenditure limitation, and to extend the maturity until September 15, 2004. The interest rate on direct borrowings outstanding is based on the prime rate of the Company's lender plus 25 basis points. At any time, the Company at its option may elect an alternative rate for all or part of the direct borrowings outstanding at LIBOR plus 225 basis points. The blended rate at September 30, 2001 was 5.5%. Amounts available for direct borrowings (net of letters of credit outstanding) are limited to the lesser of (a) the unused portion of the Credit Facility or (b) the Aggregate Adjusted Availability ("AAA"), as defined in the agreement as a percentage of eligible inventory and trade receivables. The Credit Facility is secured by a security interest in the Company's inventory, equipment, fixtures and cash. The facility has no financial covenants provided that the AAA does not fall below $10.0 million.

In such event, the Company must achieve a Minimum Cash Flow, as defined, of not less than zero. At September 30, 2001, there were $32.2 million of direct borrowings, $4.1 million of outstanding letters of credit, an AAA of $23.9 million ($18.5 million at September 30, 2000) and available borrowings of $15.9 million. The Company was in compliance with all non-financial covenants per the agreement. In fiscal 2001, 2000 and 1999, the weighted average interest rates on the Credit Facility were 7.5%, 8.6% and 8.1%, respectively. In October 2001, the Credit Facility was amended and restated primarily to increase the collateral base to include the assets acquired in the acquisition of iMaternity (see Note 12).

        In addition to borrowings and letters of credit available under the Credit Facility, the Company has a $3.4 million standby letter of credit that collateralizes an Industrial Revenue Bond and a $1.0 million letter of credit that collateralizes a government mortgage note (see Note 6).

6. LONG-TERM DEBT

        The following table summarizes the Company's long-term debt at September 30 (in thousands):

	2001	2000
12 5/8% Senior Unsecured Exchange Notes Due 2005 (net of unamortized discount)	$90,984	$90,790
Industrial Revenue Bond, interest is variable (3.4% at September 30, 2001), principal due annually through 2020 (collateralized by a $3.4 million standby letter of credit)	3,430	3,535
Government Mortgage Notes:
Interest at 3.0%, principal due monthly until 2011 (collateralized by a $1.0 million letter of credit and a second mortgage on certain property and equipment at the Company's headquarters)	1,389	1,511
Interest at 2.0%, principal due monthly until 2011 (collateralized by certain equipment at the Company's headquarters)	200	219
Interest at 4.25%, principal due monthly until 2001 (collateralized by certain equipment at the Company's headquarters)	—	32
Capital lease obligations	279	544
Subordinated notes, interest at prime (5.0% at September 30, 2001), no expiration	331	—

	96,613	96,631
Less: current maturities	(434)	(543)

	$96,179	$96,088

        Long-term debt maturities as of September 30, 2001 are as follows (in thousands):

2002	$434
2003	700
2004	279
2005	92,288
2006	298
2007 and thereafter	3,630

97,629
Less: unamortized discount	(1,016)

$96,613

        In connection with the acquisition of Motherhood on August 1, 1995, the Company sold 12 5/8% Senior Unsecured Exchange Notes Due 2005 (the "Notes") with a face amount of $92 million. The Notes were issued at 97.934% of their face amount, resulting in an annual effective interest rate of 13.0%. Interest on the Notes is payable semiannually in cash on February 1 and August 1. The Notes were issued by Mothers Work and are unconditionally guaranteed on a senior basis by its subsidiary (see Note 14). The Notes are redeemable at the option of the Company, in whole or in part, at any time on or after August 1, 2000, at 106.25% of their face amount, plus accrued interest, declining ratably to 100% of their face amount on and after August 1, 2002, plus accrued interest. In November 1995, the Company completed an exchange offer whereby the Notes were exchanged for 12 5/8% Senior Unsecured Exchange Notes due 2005 which have been registered under the Securities Act of 1933.

        The Notes impose certain limitations on the ability of the Company to, among other things, incur additional indebtedness, pay dividends and enter into certain types of transactions. The most restrictive of these covenants limits the Company's ability to repurchase outstanding common stock (see Note 17).

        During fiscal 2001, certain of the holders of the Series A Preferred Stock elected to convert 2,591 shares with a stated value of $727,000 into shares of common stock at an initial conversion rate equal to ten shares of common stock for each share of Series A Preferred Stock. The Company was restricted under the terms of the Notes from paying cash dividends to the holders upon conversion. Accordingly, the Company issued $331,000 of subordinated notes with unpaid interest compounding annually at the prime rate until paid. The subordinated notes are convertible into common stock, in accordance with the terms of those notes, after August 1, 2003. During the first nine months of fiscal 2002, a total of 11,496 shares of the Company's Series A Preferred Stock (see Note 7) with a stated value of $3.2 million were converted into 114,955 shares of common stock. The Company was restricted under the terms of the Notes from paying cash dividends to the holders of the Series A Preferred Stock upon conversion. As a result, the Company issued subordinated notes totaling $2.2 million, on which unpaid interest will accumulate and compound annually at the prime rate until paid. The subordinated notes are convertible after August 1, 2003 into common stock in accordance with the terms of those notes.

7. COMMON AND PREFERRED STOCK

        In connection with the Motherhood acquisition on August 1, 1995, the Company issued 41,000 shares of Series A Cumulative Convertible Preferred Stock (the "Series A Preferred Stock") with a stated value of $11.5 million. The Series A Preferred Stock has a preference in liquidation equal to the stated value plus accrued but unpaid dividends. The Company may redeem (but is under no obligation to do so) the Series A Preferred Stock at any time at a price equal to liquidation preference, subject to certain limitations imposed by the terms of the Credit Facility and the Notes agreement.

        The holders of the Series A Preferred Stock are entitled to receive annual cash dividends, which are cumulative to the extent not paid, and compound annually at 8.5% of the stated value. No dividends may be paid on common stock or any other shares of capital stock of the Company ranking junior to the Series A Preferred Stock (other than dividends payable in shares of common stock), until all cumulative and current dividends on the Series A Preferred Stock have been declared and paid in full. As of September 30, 2001 and 2000, accrued dividends on the Series A Preferred Stock were $7,055,000 and $6,037,000, respectively, and are classified as long-term liabilities in the accompanying Consolidated Balance Sheets.

        The Series A Preferred Stock is convertible into shares of common stock (i) between August 1, 2000 and May 1, 2006, at an initial conversion rate (subject to adjustments for stock splits, stock dividends, recapitalizations and similar events) equal to ten shares of common stock for each share of Series A Preferred Stock, or (ii) after November 1, 2006, at a conversion rate determined by dividing the aggregate stated value of all shares of Series A Preferred Stock to be converted by 90% of the then-market price of the common stock, as defined. After a holder's exercise of the conversion right under (i) above, the Company may only redeem the Series A Preferred Stock from the proceeds of an equity offering. The limitation on this redemption right may only be modified with the consent of the holders of a majority of the outstanding principal amount of the Notes. Upon any conversion, the holder of the Series A Preferred Stock to be converted is entitled to receive payment of all accrued and unpaid dividends in cash unless the Company is prohibited by limitations contained in the Notes agreement. In the case of a conversion under (i) above, if dividends are not paid in cash due to restrictions imposed by the Credit Facility or the Notes, the Company will issue a subordinated note. If the note is not paid by August 1, 2003, then all principal and accrued interest may be converted into that number of shares of common stock determined by dividing the amount due by the then-market price, as defined. In the case of a conversion under (ii) above, if accrued dividends are not paid in cash, then such dividends are convertible into common stock on the same basis as the shares of Series A Preferred Stock.

        In connection with the Rights Agreement dated March 17, 1997 (see Note 8), the Company authorized 10,000 shares of Series B Junior Participating Preferred Stock (the "Series B Preferred Stock"). The Series B Preferred Stock can be purchased in units equal to one one-thousandth of a share (the "Series B Units") under the terms of the Rights Agreement. The holders of the Series B Units are entitled to receive dividends when and if declared on common stock. Series B Units are junior to the common stock and Series A Preferred Stock for both dividends and liquidations. Each Series B Unit votes as one share of common stock.

8. RIGHTS AGREEMENT

        In accordance with the Company's Rights Agreement, the Company provided and will provide one Right outstanding for each share of Mothers Work common stock now or hereafter outstanding. Under certain limited conditions, as defined in the Rights Agreement, each Right entitles the registered holder to purchase from the Company one Series B Unit at $85 per unit, subject to adjustment. The rights expire on October 9, 2005 (the "Final Expiration Date").

        On March 17, 1997, the Company amended its Rights Agreement to provide the independent directors of the Company with some discretion in determining when the Distribution Date (as defined in the Rights Agreement) shall occur and the date until which the Rights may be redeemed. In addition, the Amended and Restated Rights Agreement exempts from its operation any person that acquires, obtains the right to acquire, or otherwise obtains beneficial ownership of 10.0% or more of the then outstanding shares of the Company's common stock (an "Acquiring Person") without any intention of changing or influencing control of the Company provided that such person, as promptly as practicable, divests himself or itself of a sufficient number of shares of common stock so that such person would no longer be an Acquiring Person.

        The Rights are not exercisable until the Distribution Date, which will occur upon the earlier of (i) ten business days following a public announcement that an Acquiring Person has acquired beneficial ownership of 10.0% or more of the Company's outstanding common stock, and ten business days following the commencement of a tender offer or exchange offer that would result in a person or group owning 10.0% or more of the Company's outstanding common stock, or (ii) such later date as may be determined by action of a majority of the independent directors.

        The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company without conditioning the offer on the redemption of the Rights. The Rights can be mandatorily redeemed by action of a majority of the independent directors at any time prior to the earlier of the Final Expiration Date and the Distribution Date for $.01 per Right.

        Upon exercise and the occurrence of certain events, as defined in the Rights Agreement, each holder of a Right, except the Acquiring Person, will have the right to receive Mothers Work common stock or common stock of the acquiring company having a value equal to two times the exercise price of the Right.

        On October 14, 2001, the Company amended its Rights Agreement to include Centre Partners and its affiliates as exempt persons under the terms of the Rights Agreement. In addition, the Company amended its Rights Agreement on June 4, 2002 to confirm the status of Meridian Venture Partners and its affiliates, collectively referred to as Meridian Venture Group, as an exempt person and to exclude, under certain circumstances, any deemed attribution of beneficial ownership between Meridian Venture Group and Robert Brown, a general partner of Meridian Venture Group funds.

9. STOCK OPTION PLANS AND WARRANTS

        The Company has two stock option plans: the Director Stock Option Plan and the Amended and Restated 1987 Stock Option Plan. Under the Director Stock Option Plan, each outside director is granted 2,000 fully vested options on an annual basis at an exercise price equal to the fair market value on the grant date. Under the 1987 Stock Option Plan, as amended and restated, officers and certain employees may be granted options to purchase the Company's common stock at exercise prices equal to the fair market value of the stock at the date of grant or at other prices as determined by the Compensation Committee of the Board of Directors. No options have been granted by the Company at less than the fair market value of the Company's common stock on the date of grant for any of the periods presented. Up to a total of 1,425,000 options may be issued under the plans. Options outstanding generally vest ratably over 5 years and generally expire in ten years from the date of grant.

        Stock option activity for all plans was as follows:

	Outstanding Options	Weighted Average Exercise Price
	(in thousands)
Balance — September 30, 1998	730	$10.85
Granted	185	9.98
Exercised	(35)	5.54
Canceled	(71)	10.09

Balance — September 30, 1999	809	10.93
Granted	179	10.61
Exercised	(24)	9.37
Canceled	(62)	10.02

Balance — September 30, 2000	902	10.98
Granted	285	9.41
Exercised	(2)	8.15
Canceled	(169)	9.51

Balance — September 30, 2001	1,016	10.58

        Options for 713,075, 544,512 and 485,889 shares were exercisable as of September 30, 2001, 2000 and 1999, respectively, and had a weighted-average exercise price of $10.96, $11.49, and $11.62 for those respective periods.

        The Company has adopted the disclosure requirements of SFAS No. 123, "Accounting for Stock-Based Compensation," but has elected to continue to measure compensation expense in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly, no compensation expense for stock options has been recognized for stock option awards granted at fair market value. Had the compensation cost for the Company's stock-based compensation plans been determined based on the fair value at the grant dates for awards under those plans in accordance with the provisions of SFAS No. 123, the Company's net earnings and earnings per share would have been reduced to the pro forma amounts indicated below. The effect of applying SFAS No. 123 in this pro forma disclosure is not indicative of future amounts. SFAS No. 123 does not apply to options awarded prior to fiscal year ended September 30, 1996. Additional option awards are anticipated in future years.

	2001	2000	1999
	(in thousands, except per share amounts)
Net income available to common stockholders:
As reported	$1,971	$3,659	$2,136
Pro forma	521	2,689	735
Basic net income per common share:
As reported	$0.57	$1.06	$0.60
Pro forma	0.15	0.78	0.21
Diluted net income per common share:
As reported	$0.55	$1.01	$0.57
Pro forma	0.14	0.74	0.20

        The weighted average fair value of the stock options granted during 2001, 2000 and 1999 was $6.75, $8.98 and $9.28, respectively. The fair value of each option granted is estimated on the date of grant using the Black Scholes option pricing model with the following weighted-average assumptions:

	2001	2000	1999
Dividend yield	none	none	none
Expected price volatility	81.2%	83.7%	75.8%
Risk-free interest rates	3.79%	6.08%	6.05%
Expected lives	6.0 years	8.4 years	9.1 years

        The following table summarizes information about stock options outstanding at September 30, 2001:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding (in thousands)	Weighted Average Remaining Life	Weighted Average Exercise Price	Number Exercisable (in thousands)	Weighted Average Exercise Price
$4.55 to $ 6.83	1	5.6	$6.63	1	$6.63
6.84 to 9.10	206	7.4	8.61	97	8.60
9.11 to 11.38	552	6.5	10.12	405	10.09
11.39 to 13.65	230	4.8	13.13	183	13.29
13.66 to 15.92	9	4.3	14.50	9	14.50
15.93 to 18.20	5	3.9	16.50	5	16.50
18.21 to 20.48	13	2.6	18.29	13	18.29

$4.55 to $20.48	1,016	6.3	$10.58	713	$10.96

        During the first nine months of fiscal 2002, a total of 260,700 options were granted to certain employees and non-employee directors for the purchase of the Company's common stock at prices not less than the fair market value of the Company's common stock on the date of the grant.

        In connection with the Company's acquisition of A Pea in the Pod on April 5, 1995 ("the Pea Acquisition"), the Company entered into a $15.0 million subordinated debt agreement and issued warrants to the lender to purchase up to 140,123 shares of common stock at $.01 along with the subordinated debt. The warrants were valued at their estimated fair market value of $1.0 million and were recorded as an original debt discount on the subordinated debt incurred. The determination of the fair value of the warrants was estimated at the date of issuance based on the then fair market value of the Company's common stock discounted at 12% with an estimated life of seven years. The warrants were immediately vested upon grant and expire in April 2002. These warrants were exercised on March 12, 2002. A portion of the proceeds from the sale of the Notes was used to repay this subordinated debt.

10. INCOME TAXES

        For the years ended September 30, income tax provisions were comprised of the following (in thousands):

	2001	2000	1999
Current provision	$2,920	$113	$2,467
Deferred provision	536	4,136	957

	$3,456	$4,249	$3,424

        The reconciliations of the statutory federal rate to the Company's effective income tax rates for the years ended September 30, were as follows:

	2001	2000	1999
Statutory tax rate	34.0%	34.0%	34.0%
State taxes, net of federal benefit	3.4	3.1	4.9
Amortization of goodwill	10.8	8.1	11.0
Other	1.8	0.5	0.4

	50.0%	45.7%	50.3%

        The deferred tax effects of temporary differences giving rise to the Company's net deferred tax assets at September 30 were as follows (in thousands):

	2001	2000
Deferred tax assets:
Net operating losses carryforwards	$—	$1,995
Depreciation	9,207	7,263
Deferred rent	1,651	1,771
Inventory reserves	513	514
Employee benefit accruals	1,016	427
Alternative minimum tax credit carryforwards	—	394
Other accruals	597	719
Other	190	681

	13,174	13,764
Deferred tax liabilities:
Prepaid expenses	(38)	(92)

	$13,136	$13,672

        The Company had net operating loss carryforwards for tax purposes at September 30, 2000 of approximately $5,869,000, of which $4,309,000 was acquired in the acquisitions of A Pea in the Pod and Motherhood. The Company also had alternative minimum tax credits of approximately $394,000 that could be utilized against regular income taxes in the future. The remaining net operating loss carryforwards and alternative minimum tax credits as of September 30, 2000 were fully utilized during fiscal 2001.

        No valuation allowance has been provided for the net deferred tax assets. Based on the Company's historical levels of taxable income, as adjusted for the restructuring and the nondeductibility of goodwill amortization and the Episode operations (see Note 13), management believes it is more likely than not that the Company will realize the net deferred tax assets at September 30, 2001. Furthermore, management believes the existing net deductible temporary differences will reverse during periods in which the Company generates taxable income. There can be no assurance, however, that the Company will generate taxable earnings or any specific level of earnings in the future.

11. COMMITMENTS AND CONTINGENCIES

        The Company leases its retail facilities and certain equipment under various noncancelable operating leases. Certain of these leases have renewal options. Total rent expense under operating leases amounted to $49,572,000, $44,210,000 and $38,001,000 in fiscal 2001, 2000 and 1999, respectively. Such amounts include contingent rentals based upon a percentage of sales totaling $1,116,000, $717,000 and $1,261,000 in fiscal 2001, 2000 and 1999, respectively.

11. COMMITMENTS AND CONTINGENCIES (Continued)

        Future annual minimum operating lease payments, including payments for equipment leases, as of September 30, 2001 are as follows (in thousands):

2002	$36,014
2003	33,195
2004	27,652
2005	22,318
2006	18,415
2007 and thereafter	48,846

$186,440

        From time to time, the Company is named as a defendant in legal actions arising from its normal business activities. Although the amount of any liability that could arise with respect to currently pending actions cannot be accurately predicted, in the opinion of management of the Company, any such liability will not have a material adverse effect on the financial position or operating results of the Company.

12. SUBSEQUENT EVENTS

iMaternity Acquisition

        On October 17, 2001 (the "Acquisition Date"), the Company acquired eSpecialty Brands, LLC ("iMaternity") for $19,863,000, including transaction costs. The purchase price consisted of 302,619 shares of Series C Cumulative Redeemable Preferred Stock (the "Series C Preferred Stock") valued at an estimated $59.48 per share, or $17,999,000, as determined by an independent third party appraiser, detachable warrants to purchase 350,000 shares of the Company's common stock with an estimated fair value of $874,000, as determined by an independent third party appraiser using the Black-Scholes pricing model with a 30% discount applied due to the lack of marketability, and transaction costs of $990,000. The following assumptions were used in the pricing model: dividend yield of zero, risk free interest rate of 4.45%, volatility factor of the expected market price of the Company's common stock of 60.0% and an expected life equal to the contractual term of the warrants of 7 years. The excess by which the stated value of the Series C Preferred Stock exceeds its carrying value is being accreted to the earliest redemption date using the effective interest method. This accretion will be recorded as dividends.

        The holders of the Series C Preferred Stock are entitled to receive dividends, which are cumulative to the extent not paid, and compound quarterly at 8.625% of the stated value. Dividends accrue for the first year and are thereafter paid out in part in cash with the balance accruing, subject to certain limitations imposed by the Credit Facility and the holders of the Notes. No dividends may be paid on common stock, or on any other shares of capital stock of the Company ranking junior to the Series C Preferred Stock, other than dividends payable in shares of common stock, until all cumulative and current dividends on the Series C Preferred Stock have been declared and paid in full. The Series C Preferred Stock is junior to the Series A Preferred Stock in liquidation and pari passu to the Series A Preferred Stock in dividends.

        Upon a liquidation, dissolution or winding up of the Company, as defined, after any payments to the holders of the outstanding shares of the Company's Series A Preferred Stock, and before any payments to the holders of junior stock, the holders of the Series C Preferred Stock have the right to receive in such liquidation, distribution or winding up an amount equal to the stated value plus the greater of accrued and unpaid dividends or the participation amount, which is defined as an amount equal to 10% of the increase in market value per share of the Company's common stock for the period from the closing of the iMaternity acquisition until the liquidation, dissolution or winding up of the Company, as defined.

        On the earlier of October 18, 2006, or upon a change of control or other fundamental transaction, as defined, the holders of the Series C Preferred Stock have the right to require the Company to purchase their shares for cash at a price equal to the stated value plus accrued and unpaid dividends (the "put right"). If the Company defaults on its obligation under the put right, the holders of the outstanding Series C Preferred Stock have the right to convert their Series C Preferred Stock into shares of the Company's common stock, provided that in no event shall the aggregate number of shares issued upon such conversion, plus 350,000 shares of common stock related to the warrants issued in connection with the iMaternity acquisition, exceed an amount equal to 19.9% of the number of outstanding shares of the Company's common stock outstanding immediately preceding the iMaternity acquisition. At any time on or after April 18, 2004, the Company has the right to purchase the outstanding Series C Preferred Shares for cash at a price equal to the stated value plus the greater of accrued and unpaid dividends or the participation amount, as defined.

        Under the terms of the merger agreement, at any time after the closing of the iMaternity acquisition, the Company has the right to make an offer to purchase for cash all outstanding shares of Series C Preferred Shares at a price equal to the stated value plus accrued and unpaid dividends. If a majority of the holders of the outstanding Series C Preferred Stock, as defined, fail to accept such offer, then such holders forfeit their warrants, or if any warrant has been exercised and the underlying common stock has been sold by any holder, then such holder forfeits accrued and unpaid dividends on such holder's Series C Preferred Stock. Further, upon such failure to accept such offer to purchase, all holders of the outstanding Series C Preferred Stock forfeit certain protective provisions under the Agreement and Plan of Merger, including prohibitions on issuing senior stock or parity stock, as defined, and redeeming junior securities.

        The acquisition has been accounted for under the purchase method of accounting. Based on the preliminary allocation of purchase price, the application of the purchase method resulted in approximately $25,785,000 of excess purchase price over the estimated fair value of the net tangible assets acquired of $21,150,000, less assumed liabilities of $17,995,000 and costs to exit certain operations and locations of iMaternity of $9,077,000. The Company recognizes that certain identifiable intangible assets were acquired, primarily trademarks, trade names, and Internet domain names. However, as determined by an independent third party appraiser, based on the nature of the items and use within the Company's business and industry, no value was assigned to any of the identifiable intangibles. Accordingly, the excess purchase price has been assigned to goodwill.

        In connection with the purchase price allocation, the fair value of the acquired finished goods inventory was based on an estimate of the net realizable value of the inventory less estimated costs to dispose. A significant portion of the acquired inventory is expected to be sold at substantial discounts in connection with store closures or required changes in assortment mix at the acquired stores to align with the Company's merchandising strategies.

        Additionally, as part of the purchase price allocation, the Company recorded $1.7 million of liabilities relating to claims by iMaternity vendors for amounts owed by iMaternity that had not been disclosed to the Company by the sellers prior to the closing. The Company is currently investigating these claims. If the Company has liability for these undisclosed amounts, it has the right to seek indemnification from the sellers. If the Company were to prevail in an indemnification claim, it could reduce the number of outstanding shares of the Series C Preferred Stock issued to the sellers, or, if the sellers no longer hold shares of our Series C Preferred Stock, receive cash damages. In that event, the goodwill recorded in connection with the transaction would be correspondingly reduced. The Company believes the $1.7 million represents a reasonable estimate of its potential liability for these vendor claims.

        The Company developed a plan in connection with the acquisition to close approximately 92 iMaternity stores and reopen the remaining acquired locations under the Company's existing store concepts of Motherhood and Mimi Maternity. Further, the plan included the shutdown of iMaternity's corporate headquarters and warehouse operation in Chicago, as well as its manufacturing and warehousing facilities in Costa Rica. In connection with the plan, the Company recorded severance costs for involuntarily terminated employees of the acquired business of $2,922,000, lease termination fees and related legal costs of $4,200,000 and accrued for other costs to be incurred to complete the exit activities of the acquired business totaling $1,955,000. Approximately 850 employees of the acquired business were expected to be terminated as part of the plan, consisting of 528 corporate and 322 store employees. The Company anticipates that it will substantially complete the entire integration plan within one year of the Acquisition Date.

        The following table sets forth the net non-cash assets that were acquired as a result of the iMaternity acquisition (in thousands):

Non-cash assets (liabilities):
Inventory	$6,168
Property, plant and equipment	3,612
Deferred income taxes	10,043
Other current assets	753
Goodwill	25,785
Current liabilities	(19,170)
Debt	(8,892)

Net non-cash assets acquired	18,299
Less: Preferred stock issued	(17,999)
Warrants issued	(874)

Cash acquired from the acquisition of iMaternity	$(574)

Securities Offerings

        On June 10, 2002, the Company filed two registration statements with the Securities and Exchange Commission (the "SEC"), one of which relates to the offering of 1,100,000 shares, which includes 100,000 shares being sold by selling stockholders, and one of which relates to the offering of $125 million of    % Senior Notes due            , 2010. The equity offering is not contingent on the debt offering, but the debt offering is contingent on the equity offering. The Company plans to use the net proceeds from these offerings to repay the existing Notes, to repay subordinated notes issued to the holders of Series A Preferred Stock in lieu of accrued and unpaid dividends, to pay all accrued and unpaid dividends on Series A Preferred Stock and Series C Preferred Stock, to redeem all outstanding shares of Series A Preferred Stock and to purchase all outstanding shares of Series C Preferred Stock, to repay outstanding borrowings under the Credit Facility and for general corporate purposes. There can be no assurance that either of these offerings will be completed or that they will generate net proceeds sufficient for these planned uses.

13. RESTRUCTURING CHARGES

        During fiscal 1998, the Company announced that all of its Episode stores, which featured non-maternity women's apparel, would be closed or converted into maternity clothing stores. In connection with the closure and conversion of the 51 Episode stores in operation at the time the restructuring plan was entered into, the Company recorded charges totaling $20.9 million ($13.8 million net of tax benefit of $7.1 million) which were reflected in the Consolidated Statements of Operations as cost of goods sold ($10.3 million) and restructuring charges ($10.6 million). The charges recorded to cost of goods sold related to inventory purchase commitments and inventory write-downs based on estimated liquidation values. Approximately 159 employees were expected to be terminated as part of the restructuring plan, which consisted of 15 corporate employees and 144 store employees. The restructuring charges were comprised of $2.9 million of legal fees and expenses, lease buy-out features and other known costs associated with the transfer of leases, $7.3 million for losses on fixed assets and leasehold improvements to be disposed of or sold (including leasehold improvement commitments), $0.2 million for severance, and the remainder for other miscellaneous costs associated with the closures and conversions such as additional legal fees and royalty payments. There were no fixed assets or leasehold improvements of the Episode division held and used by the Company subsequent to the Episode closure. All amounts recorded as restructuring charges associated with the write-downs of fixed assets and leasehold improvements were estimated based on the remaining net book value of the assets to be disposed of or sold, and the estimated sale proceeds. Depreciation and amortization associated with the fixed assets and leasehold improvements to be disposed of or sold were included in selling, general and administrative expenses up until the time the assets were available for sale (which approximates the timing of the actual disposal or sale of the assets) upon which the remaining net book value, net of any sale proceeds, was recorded against the restructuring charges. Prior to September 30, 1998, the Company closed and converted 21 store locations and terminated 69 employees, to whom the $0.2 million in accrued severance was paid out and charged against the liability. During the first quarter of fiscal 1999, the Company sold 24 (of the remaining 30 stores as of September 30, 1998) to Wet Seal, Inc. and terminated 72 employees, to whom no severance was paid. The remaining 6 stores were closed within the six-month period ended March 31, 1999. The Company hired a liquidating service to manage the remaining 6 store locations and to liquidate the remaining inventory during this period. The remaining 18 employees, as planned, were terminated during the three-month period ended March 31, 1999. No severance was paid out related to the final tranche of employees terminated under the restructuring plan.

        At September 30, 1998, approximately $4.6 million of the restructuring costs (including charges recorded to cost of goods sold) remained in accrued expenses. Of the $4.6 million, $2.1 million related to losses on purchase commitments for inventory and leasehold improvements, $2.2 million related to legal fees and expenses, lease buy-out features, and other fees associated with the transfer of leases, and the remainder was for other miscellaneous charges. During fiscal 1999, the Company recorded charges of $3.6 million against the reserve which included $2.0 million of charges to settle inventory and leasehold improvement purchase commitments and $1.6 million of costs incurred to settle lease transfers. At September 30, 1999, approximately $1.0 million of the restructuring costs remained in accrued expenses. During fiscal 2000, the Company finalized its remaining lease transfer and incurred costs for miscellaneous related matters associated with this divestiture and to settle inventory purchase commitments. At September 30, 2000, approximately $0.3 million of the restructuring costs remained in accrued expenses. It is expected that the full amount will be used for legal fees and other fees related to the final lease transfer. During fiscal 2001 the Company charged an additional $0.1 million against the reserve for legal fees related to the lease transfer and settlement of a vendor dispute, leaving a balance of $0.1 million for any outstanding fees.

14. SUBSIDIARY GUARANTOR

        Pursuant to the terms of the indenture relating to the Notes, Cave Springs, Inc. (100% owned subsidiary of Mothers Work, the "Subsidiary Guarantor") has jointly and severally provided an unconditional guarantee of the obligations of Mothers Work with respect to the Notes. The Subsidiary Guarantor charges royalties to Mothers Work for the retail use of its intellectual property and charges interest on the balance of any unpaid royalties and/or funds advanced to Mothers Work. Substantially all of the assets of the Subsidiary Guarantor consist of the intercompany receivable from Mothers Work for unpaid royalties, cash advances and interest. All intercompany amounts are eliminated in consolidation. There are no restrictions on any of the assets of the Subsidiary Guarantor which would limit its ability to transfer funds to Mothers Work in the form of loans, advances or cash dividends, except as provided by applicable law.

15. EMPLOYMENT AND CONSULTING AGREEMENTS

        The Company has employment agreements with its Chairman of the Board/Chief Executive Officer ("CEO") and its President/Chief Operating Officer ("COO"). These agreements provide for base compensation (approximately $400,000 each for fiscal 2001 and $377,000 each for fiscal 2000), increasing annually thereafter in an amount to be determined by the Compensation Committee of the Board of Directors and salary continuation and severance payments should employment of the officers be terminated under specified conditions, as defined. The agreements, which expire on September 30, 2003, automatically extend for successive one-year periods extending the expiration date into the third year after the extension, unless either the Company or the executive gives written notice to the other party that the term will not extend. Additionally, the CEO and COO are entitled to an annual cash bonus and stock options based on performance, as defined.

16. EMPLOYEE BENEFIT PLANS

        The Company has a 401(k) savings plan for full-time employees who have at least one year of service and are 21 years of age. Employees can contribute up to 20% of their annual salary. Effective January 1, 1999, employees who meet certain criteria are eligible for a matching contribution from the Company based on a sliding scale. Company matches are made on the first day of the succeeding calendar year. Company matches vest fully on the employee's fourth anniversary date. Company matching contributions totaling $53,000 and $47,000 were made in fiscal 2001 and 2000, respectively. There were no Company contributions in fiscal 1999. In addition the Company may make discretionary contributions to the plan, which vest over a five-year period. The Company has not made any discretionary contributions.

17. STOCK BUYBACK

        During fiscal 1999, the Board of Directors authorized the Company to purchase up to 265,000 shares of its own stock in private transactions or on the open market. As of September 30, 2000, the Company had purchased and retired 205,185 shares in the aggregate at a total cost of $2,206,000. Since then, the Company has been restricted from further stock repurchases under the terms of the indenture to the Notes.

18. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

        Quarterly financial results for the years ended September 30, 2001 and 2000 are as follows (in thousands, except per share amounts):

	Quarter
	9/30/01	6/30/01	3/31/01	12/31/00
Fiscal 2001
Net sales	$92,637	$103,970	$89,029	$102,670
Gross profit	46,790	54,227	43,117	49,852
Net income (loss) available to common stockholders	$(185)	$3,423	$(2,262)	$995

Basic net income (loss) per share	$(0.05)	$0.99	$(0.65)	$0.29

Diluted net income (loss) per share	$(0.05)	$0.95	$(0.65)	$0.28

	Quarter
	9/30/00	6/30/00	3/31/00	12/31/99
Fiscal 2000
Net sales	$92,239	$98,495	$83,683	$91,866
Gross profit	46,617	49,434	41,373	45,559
Net income (loss) available to common stockholders	$(205)	$2,620	$(836)	$2,080

Basic net income (loss) per share	$(0.06)	$0.76	$(0.24)	$0.61

Diluted net income (loss) per share	$(0.06)	$0.72	$(0.24)	$0.57

        The Company's business, like that of certain other retailers, is seasonal. A significant portion of the Company's net sales and profits are realized during the first and third fiscal quarters, corresponding to the holiday selling season and Spring sales period, respectively.

19. RELATED PARTY TRANSACTIONS

        Other than the husband and wife relationship between the CEO and COO, there are no other family relationships among any other executive officers of the Company.

        The Company paid a Director on the Board of Directors of the Company $148,000, $120,000 and $148,000 in fiscal 2001, 2000 and 1999, respectively, for merchandise consulting fees. In addition, another Director was re-elected effective January 1, 2001 to the partnership at Pepper Hamilton LLP, which provides legal services to the Company. The Company incurred legal fees to this law firm of $672,000, $449,000 and $275,000 in fiscal 2001, 2000 and 1999, respectively. As of September 30, 2001, the Company had amounts outstanding to this law firm of approximately $645,000, which are included in accounts payable and accrued expenses in the accompanying Consolidated Balance Sheets.

MOTHERS WORK, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in thousands, except share amounts)

	March 31, 2002	September 30, 2001
	(unaudited)
ASSETS
Current Assets:
Cash and cash equivalents	$2,761	$10,358
Trade receivables	5,643	4,726
Inventories	68,093	73,090
Deferred income taxes	7,954	2,278
Prepaid expenses and other current assets	3,582	4,404

Total current assets	88,033	94,856
Property, Plant and Equipment, net	46,572	46,025
Assets Held for Sale	1,575	—
Other Assets:
Goodwill	55,671	29,886
Deferred financing costs, net of accumulated amortization of $3,038 and $2,788	1,390	1,640
Other intangible assets, net of accumulated amortization of $2,110 and $1,952	1,216	1,295
Deferred income taxes	13,488	10,858
Other non-current assets	613	617

Total other assets	72,378	44,296

	$208,558	$185,177

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
Line of credit	$20,367	$32,229
Current portion of long-term debt	434	434
Accounts payable	18,363	13,244
Accrued expenses and other current liabilities	24,101	16,440

Total current liabilities	63,265	62,347
Long-Term Debt	98,182	96,179
Accrued Dividends on Series A Preferred Stock	5,652	7,055
Deferred Rent	4,999	4,855
Series C Cumulative Redeemable Preferred Stock	18,880	—
Commitments and Contingencies (Note 3)
Stockholders' Equity:
Preferred stock, 2,000,000 shares authorized
Series A cumulative convertible preferred stock, $.01 par value, $280.4878 stated value, 41,000 shares authorized and issued, 27,877 and 38,409 shares outstanding, respectively (liquidation value of $13,471 and $17,828, respectively)	7,819	10,773
Series B junior participating preferred stock, $.01 par value, 10,000 shares authorized, none outstanding	—	—
Common stock, $.01 par value, 10,000,000 shares authorized, 3,740,547 and 3,480,122 shares issued and outstanding, respectively	37	35
Additional paid-in capital	30,917	26,949
Accumulated deficit	(21,193)	(23,016)

Total stockholders' equity	17,580	14,741

	$208,558	$185,177

The accompanying notes are an integral part of these consolidated financial statements.

MOTHERS WORK, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share amounts)

(unaudited)

	Three Months Ended March 31,		Six Months Ended March 31,
	2002	2001	2002	2001
Net sales	$104,865	$89,029	$219,250	$191,699
Cost of goods sold	49,653	45,912	105,635	98,730

Gross profit	55,212	43,117	113,615	92,969
Selling, general and administrative expenses	50,315	42,833	101,251	86,245

Operating income	4,897	284	12,364	6,724
Interest expense	3,433	3,831	7,020	7,714

Income (loss) before income taxes	1,464	(3,547)	5,344	(990)
Income tax provision (benefit)	642	(1,658)	1,988	(469)

Net income (loss)	822	(1,889)	3,356	(521)
Dividends on preferred stock	733	373	1,533	746

Net income (loss) available to common stockholders	$89	$(2,262)	$1,823	$(1,267)

Income (loss) per share — Basic	$0.02	$(0.65)	$0.52	$(0.37)

Average shares outstanding — Basic	3,569	3,454	3,540	3,453

Income (loss) per share — Diluted	$0.02	$(0.65)	$0.49	$(0.37)

Average shares outstanding — Diluted	3,718	3,454	3,764	3,453

The accompanying notes are an integral part of these consolidated financial statements.

MOTHERS WORK, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

(unaudited)

	Six Months Ended March 31,
	2002	2001
Cash flows from operating activities
Net income (loss)	$3,356	$(521)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	4,884	5,923
Deferred income taxes	1,737	(469)
Amortization of deferred financing costs	250	249
Accretion of discount on Notes	106	94
Provision for deferred rent	144	202
Changes in assets and liabilities, net of effect of acquisition:
(Increase) decrease in —
Trade receivables	(522)	367
Inventories	11,165	6,054
Prepaid expenses and other current assets	1,184	401
(Decrease) in —
Accounts payable, accrued expenses and other current liabilities	(9,963)	(3,346)

Net cash provided by operating activities	12,341	8,954

Cash flows from investing activities
Acquisition of iMaternity, net of cash acquired	574	—
Purchase of property and equipment	(3,236)	(5,717)
Increase in intangibles	(79)	(103)

Net cash used in investing activities	(2,741)	(5,820)

Cash flows from financing activities
Reduction of borrowings under line of credit and cash overdrafts, net	(8,289)	(3,516)
Repayments of long-term debt	(158)	(283)
Repayments of debt assumed in acquisition of iMaternity	(8,892)	—
Proceeds from exercise of stock options	142	17

Net cash used in financing activities	(17,197)	(3,782)

Net decrease in cash and cash equivalents	(7,597)	(648)
Cash and cash equivalents, beginning of period	10,358	3,076

Cash and cash equivalents, end of period	$2,761	$2,428

Supplemental disclosures of cash flow information:
Cash paid for interest	$6,708	$7,435

Cash paid for income taxes	$2,466	$294

The accompanying notes are an integral part of these consolidated financial statements.

MOTHERS WORK, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2002

(unaudited)

1.    BASIS OF FINANCIAL STATEMENT PRESENTATION

        The accompanying unaudited consolidated financial statements are prepared in accordance with the requirements of Article 10 of Regulation S-X and, accordingly, certain information and footnote disclosures have been condensed or omitted. Reference should be made to the Form 10-K, as amended, as of and for the year ended September 30, 2001 for Mothers Work, Inc. and Subsidiary (the "Company") as filed with the Securities and Exchange Commission for additional disclosures including a summary of the Company's accounting policies.

        In the opinion of management, the consolidated financial statements contain all adjustments, consisting of normal recurring adjustments, necessary to present fairly the consolidated financial position of the Company for the periods presented. Since the Company's operations are seasonal, the interim operating results of the Company may not be indicative of operating results for the full year.

2.    STOCK OPTIONS AND WARRANTS

        During the quarter and six months ended March 31, 2002, a total of 86,000 and 206,350 options, respectively, were granted to certain employees and non-employee directors for the purchase of the Company's common stock at prices not less than the fair market value of the Company's common stock on the date of grant.

        In connection with the acquisition of iMaternity on October 17, 2001 (see Note 8), the Company issued warrants to the sellers for the purchase of 350,000 shares of the Company's common stock at an exercise price of $22.50 per share, with an estimated fair value of approximately $874,000. The Company obtained an independent appraisal to determine the fair value of the warrants, estimated at the date of issuance using the Black-Scholes pricing model with a 30% discount applied due to lack of marketability. The following assumptions were used in the pricing model: dividend yield of zero, risk free interest rate of 4.45%, volatility factor of the expected market price of the Company's common stock of 60.0%, and an expected life equal to the contractual term of the warrants of 7 years. The fair value of the warrants was recorded to additional paid-in capital at the date of grant. The warrants were immediately vested upon grant and are exercisable for 7 years. None of these warrants were exercised as of March 31, 2002.

        In conjunction with debt issued in the acquisition of A Pea in the Pod in 1995, the Company issued 140,123 warrants for the purchase of the Company's common stock at $.01 per share. These warrants were exercised on March 12, 2002.

3.    COMMITMENTS AND CONTINGENCIES

        From time to time, the Company is named as a defendant in legal actions arising from its normal business activities. Although the amount of any liability that could arise with respect to currently pending actions cannot be accurately predicted, in the opinion of management of the Company, any such liability will not have a material adverse effect on the financial position or operating results of the Company.

4.    EARNINGS PER SHARE (EPS)

        Basic EPS is computed by dividing net income available to common stockholders by the weighted average number of outstanding common shares. Diluted EPS is computed based upon the weighted average number of outstanding common shares, after giving effect to the potential dilutive effect from the assumed exercise of stock options and warrants as well as the assumed conversion of dilutive preferred stock and subordinated notes.

        The following summarizes the diluted EPS calculation (in thousands, except per share amounts):

	For the Quarter Ended March 31, 2002			For the Quarter Ended March 31, 2001
	Income	Shares	Earnings Per Share	Loss	Shares	Loss Per Share
Basic EPS	$89	3,569	$0.02	$(2,262)	3,454	$(0.65)
Incremental shares from the assumed exercise of outstanding stock options and warrants	—	149		—	—

Diluted EPS	$89	3,718	$0.02	$(2,262)	3,454	$(0.65)

	For the Six Months Ended March 31, 2002			For the Six Months Ended March 31, 2001
	Income	Shares	Earnings Per Share	Loss	Shares	Loss Per Share
Basic EPS	$1,823	3,540	$0.52	$(1,267)	3,453	$(0.37)
Incremental shares from the assumed exercise of outstanding stock options and warrants	—	154		—	—
Assumed conversion of subordinated notes	19	70		—	—

Diluted EPS	$1,842	3,764	$0.49	$(1,267)	3,453	$(0.37)

        Options to purchase 127,740 and 840,635 shares were outstanding as of March 31, 2002 and 2001, respectively, but were not included in the computation of diluted EPS as their effect would have been antidilutive.

        During the second quarter of fiscal 2002, certain holders of the Series A Cumulative Convertible Preferred Stock (the "Series A Preferred Stock") elected to convert 7,316 of such shares, with a stated value of $2.1 million and at a conversion rate equal to ten shares of common stock for each share of Series A Preferred Stock (a total of 73,160 shares of common stock). For the first six months of fiscal 2002, a total of 10,532 shares with a stated value of $3.0 million were converted into 105,312 shares of common stock. The 27,877 and 41,000 shares of Series A Preferred Stock outstanding at March 31, 2002 and 2001, respectively, convertible into 278,772 and 410,000 shares of common stock, respectively, were determined to be antidilutive and therefore excluded from the EPS computation for the periods presented.

        The Company was restricted under the terms of the $92 million of 12 5/8% Senior Unsecured Exchange Notes Due 2005 (the "Notes"), from paying cash dividends to the holders of the Series A Preferred Stock upon conversion. As a result, the Company issued subordinated notes totaling $1.5 million and $2.1 million for the second quarter and first six months of fiscal 2002, respectively, on which unpaid interest will accumulate and compound annually at the prime rate until paid. The subordinated notes are convertible after August 1, 2003 into common stock in accordance with the terms of those notes. For the quarter ended March 31, 2002, the $2,386,000 of subordinated notes outstanding as of March 31, 2002 were determined to be antidilutive and, therefore, excluded from the EPS computation.

        Additionally, in connection with the acquisition of iMaternity on October 17, 2001 (see Note 8), the Company issued 302,619 shares of Series C Cumulative Redeemable Preferred Stock (the "Series C Preferred Stock") with detachable warrants. The Series C Preferred Stock is convertible into common stock only if the Company were to default on its obligation under the provisions of the put right which gives the holders of the Series C Preferred Stock the right, under certain circumstances, to require the Company to purchase their shares of Series C Preferred Stock for cash. All of the shares of Series C Preferred Stock and warrants were outstanding as of March 31, 2002 and were excluded from the EPS computations, as their effect would have been antidilutive.

        The Company's outstanding antidilutive options, warrants and shares of Series A and Series C Preferred Stock could potentially dilute EPS in the future.

5.    INVENTORIES

        Inventories were comprised of the following (in thousands):

	March 31, 2002	September 30, 2001
Finished goods	$59,116	$61,535
Work-in-progress	3,058	3,486
Raw materials	5,919	8,069

	$68,093	$73,090

6.    ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

        Accrued expenses and other current liabilities were comprised of the following (in thousands):

	March 31, 2002	September 30, 2001
Salaries, wages, and employee benefits	$6,664	$5,274
Restructuring costs (Notes 8 and 9)	5,298	128
Interest	2,135	2,179
Sales tax	2,027	1,763
Rent	1,987	676
Insurance	1,404	961
Professional fees	862	648
Income taxes payable	184	2,308
Other	3,540	2,503

	$24,101	$16,440

        Interest payments are made semiannually in February and August to the holders of the Notes.

7.    ACCOUNTING FOR GOODWILL

        In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS No. 141 also specifies the criteria applicable to intangible assets acquired in a purchase method business combination to be recognized and reported apart from goodwill. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually. SFAS No. 142 further requires that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values and be reviewed for impairment.

        The Company adopted SFAS No. 141 and 142 effective October 1, 2001. In adopting SFAS No. 142, the Company no longer amortizes goodwill. The following table reflects the adjustment to exclude goodwill amortization expense recognized in the prior periods as presented (in thousands, except per share amounts):

	For the Quarter Ended March 31,
	2002	2001
Reported net income (loss)	$822	$(1,889)
Add back goodwill amortization	—	550

Adjusted net income (loss)	822	(1,339)
Dividends on preferred stock	733	373

Adjusted net income (loss) available to common stockholders	$89	$(1,712)

Income (loss) per share — basic:
Reported net income (loss)	$0.02	$(0.65)
Goodwill amortization	—	0.16

Adjusted net income (loss)	$0.02	$(0.49)

Income (loss) per share — diluted:
Reported net income (loss)	$0.02	$(0.65)
Goodwill amortization	—	0.16

Adjusted net income (loss)	$0.02	$(0.49)

	For the Six Months Ended March 31,
	2002	2001
Reported net (loss) income	$3,356	$(521)
Add back goodwill amortization	—	1,060

Adjusted net income	3,356	539
Dividends on preferred stock	1,533	746

Adjusted net income (loss) available to common stockholders	$1,823	$(207)

Income (loss) per share — basic:
Reported net income (loss)	$0.52	$(0.37)
Goodwill amortization	—	0.31

Adjusted net income (loss)	$0.52	$(0.06)

Income (loss) per share — diluted:
Reported net income (loss)	$0.49	$(0.37)
Goodwill amortization	—	0.31

Adjusted net income (loss)	$0.49	$(0.06)

        As of October 1, 2001, management determined that the Company had one reporting unit for purposes of applying SFAS No. 142 based on its reporting structure. The Company has made its initial assessment of impairment for the transition period as of October 1, 2001. The fair value of the Company's single reporting unit was determined based on the then fair market value of the Company's outstanding common stock on a control basis. Based on this initial assessment, no impairment loss was recognized. The Company plans to perform an annual assessment for goodwill impairment at the end of each fiscal year or as impairment indicators arise.

        A summary of changes in the carrying amount of goodwill for the first six months of fiscal 2002 is as follows (in thousands):

Goodwill, net, at September 30, 2001	$29,886
Add: goodwill recorded in the acquisition of iMaternity (see Note 8)	25,785

Goodwill, net, at March 31, 2002	$55,671

8.    ACQUISITION

        On October 17, 2001 (the "Acquisition Date"), the Company acquired eSpecialty Brands, LLC ("iMaternity") for $19,863,000, including transaction costs. The purchase price consisted of 302,619 shares of Series C Preferred Stock valued at an estimated $59.48 per share, or $17,999,000, as determined by an independent third party appraiser, detachable warrants to purchase 350,000 shares of the Company's common stock with an estimated fair value of $874,000 (see Note 2), and transaction costs of $990,000. The excess by which the stated value of the Series C Preferred Stock exceeds its carrying value is being accreted to the earliest redemption date using the effective interest method. This accretion is recorded as dividends in the accompanying consolidated statements of operations. Additionally, the holders of the Series C Preferred Stock are entitled to receive dividends at an annual rate of 8.625% of the stated value, compounding quarterly. The discount accretion and the dividends on the Series C Preferred Stock are included in the carrying value of the Series C Preferred Stock in the accompanying consolidated balance sheets.

        The rights and preferences relating to dividends and distributions upon liquidation of the Series C Preferred Shares are senior to those of the common stock. The holders of the Series C Preferred Stock have the right to receive in a liquidation, dissolution or winding up of the Company, after payment to the holders of the outstanding shares of the Company's Series A Preferred Stock and before any payments to holders of junior stock, which includes the common stock, an amount per share equal to the stated value plus the greater of accrued dividends or the participation amount (defined as an amount based on 10% of the increase in the market value of the Company's common stock for the period from the Acquisition Date until the date of liquidation, dissolution or winding up of the Company). The liquidation value of the Series C Preferred Stock as of March 31, 2002 was $20,273,000.

        The acquisition has been accounted for under the purchase method of accounting, and the results of operations of iMaternity are included in the Company's results of operations from the Acquisition Date. Prior period results have not been restated. Assets acquired and liabilities assumed have been recorded at their estimated fair values. The recorded values of assets acquired and liabilities assumed are preliminary and subject to adjustment pending final determination of their acquisition values.

        Based on the preliminary allocation of purchase price, the application of the purchase method resulted in approximately $25,785,000 of excess purchase price over the estimated fair value of the net tangible assets acquired of $8,926,000 less costs to exit certain operations and locations of iMaternity and related fixed asset writedowns totaling $14,848,000. The Company recognizes that certain identifiable intangible assets were acquired, primarily trademarks, trade names, and Internet domain names. However, as determined by an independent third party appraiser, based on the nature of the items and use within the Company's business and industry, no value was assigned to any of the identifiable intangibles. Accordingly, the excess purchase price has been assigned to goodwill.

        In connection with the purchase price allocation, the fair value of the acquired finished goods inventory was based on an estimate of the net realizable value of the inventory less estimated costs to dispose. A significant portion of the acquired inventory is expected to be sold at substantial discounts in connection with store closures or required changes in assortment mix at the acquired stores to align with the Company's merchandising strategies.

        Additionally, as part of the purchase price allocation, the Company recorded $1.7 million of vendor-related liabilities that were not disclosed by the sellers at the Acquisition Date. Further, there are also amounts being claimed as due from iMaternity by a number of vendors that are currently being investigated, but which have not yet been established as legal liabilities as of the Acquisition Date and, accordingly, have not been recorded. The amount of liabilities and goodwill recorded in the purchase price allocation could increase for additional vendor-related liabilities not yet identified. All of these liabilities are currently in dispute and the Company is seeking adjustment of the purchase price under the indemnification provisions of the acquisition agreement. Any adjustments, if obtained, would reduce the value of the Series C Preferred Stock and the corresponding goodwill recorded in connection with the transaction.

        At the Acquisition Date, iMaternity operated a total of 170 Dan Howard and Mothertime maternity clothing stores, including some under the trade name iMaternity, and the iMaternity.com website. The Company developed a plan in conjunction with the acquisition to close approximately 92

iMaternity stores and reopen the remaining acquired locations under the Company's existing store concepts of Motherhood and Mimi Maternity. Further, the plan included the shutdown of iMaternity's corporate headquarters and warehouse operation in Chicago, as well as its manufacturing and warehousing facilities in Costa Rica. In connection with the plan, the Company recorded severance costs for involuntarily terminated employees of the acquired business of $2,922,000, lease termination fees and related legal costs of $4,200,000, a writedown of fixed assets totaling $5,771,000 based on the remaining net book value of the assets to be disposed of or sold and the estimated sale proceeds, and accrued for other costs to be incurred to complete the exit activities of the acquired business totaling $1,955,000. Approximately 850 employees of the acquired business were expected to be terminated as part of the plan, consisting of 528 corporate and 322 store employees. The Company anticipates to substantially complete the entire integration plan within one year of the Acquisition Date.

        During the first six months of fiscal 2002, the Company closed 71 iMaternity stores of the 92 planned store closures, the corporate headquarters and warehouse operation in Chicago, an Internet-related development center in San Diego, California and other domestic warehousing facilities. The iMaternity manufacturing and warehousing operations in Costa Rica have been operationally shut down. The carrying value of the Costa Rica facility was reduced to its estimated realizable value as of the Acquisition Date, which was determined based on a market survey received from an independent third party, and is classified as "Assets Held for Sale" in the accompanying unaudited consolidated balance sheet as of March 31, 2002. In accordance with its plan, the Company expects to close an additional 21 store locations within the next six months. The timing of the store closures is dependent primarily upon the Company's ability to negotiate and complete the lease termination settlements.

        In connection with the store closures and the shutdown of the corporate headquarters and warehouse operation in Chicago, the Internet-related development center in San Diego, California, and the iMaternity manufacturing and warehousing operations in Costa Rica, the Company terminated 663 employees (524 corporate and 139 store employees), to whom $1,472,000 in accrued severance was paid out and charged against the liability during the six months ended March 31, 2002. Included in the severance payouts are quarterly installments made on the non-compete covenant and severance arrangement with a former executive of iMaternity. As of March 31, 2002, the remaining severance accrual of $1,450,000 principally reflects the balance of the non-compete and severance arrangement of $900,000 that is payable ratably over the next 4.5 years. Also included in the accrual are severance and vacation payouts anticipated to be made in regards to the approximately 70 store employees that may be terminated upon the closure of the remaining 21 store locations, as planned.

        A summary of the charges and reserves recorded in connection with the iMaternity acquisition exit/restructuring activities during the first six months of fiscal 2002 is as follows (in thousands):

	Adjustments and Reserves Recorded in Purchase Accounting	Charges	Balance as of March 31, 2002
Lease termination fees	$4,200	$1,235	$2,965
Severance	2,922	1,472	1,450
Exit and other costs	1,955	1,200	755

	9,077	$3,907	5,170

Fixed asset writedowns	5,771

	$14,848

        The following table displays the net non-cash assets that were acquired as a result of the iMaternity acquisition (in thousands):

Non-cash assets (liabilities):
Inventory	$6,168
Property, plant and equipment	3,612
Deferred income taxes	10,043
Other current assets	753
Goodwill	25,785
Current liabilities	(19,170)
Debt	(8,892)

Net non-cash assets acquired	18,299
Less: Preferred stock issued	(17,999)
Warrants issued	(874)

Cash acquired from the acquisition of iMaternity	$(574)

        The following unaudited pro forma summary (in thousands, except per share amounts) combines the consolidated results of operations of Mothers Work, Inc. and iMaternity as if the transaction occurred as of the beginning of the respective periods presented giving effect to certain adjustments including recognition of an income tax benefit for operating losses generated by the acquired business, recognition of accrued and unpaid dividends on the Series C Preferred Stock, discount accretion associated with the Series C Preferred Stock, and reduction in depreciation expense as a result of the revaluation of property, plant and equipment. This pro forma summary is not necessarily indicative of the results of operations that would have occurred if the Company and iMaternity had been combined during such periods. Moreover, the pro forma summary is not intended to be indicative of the results of operations that may be attained in the future.

	For the Six Months Ended March 31,
	2002	2001
	(in thousands, except per share amounts)
Revenue	$221,447	$215,355
Operating income	11,523	3,695
Net income (loss)	2,708	(2,688)
Net income (loss) available to common stockholders	1,088	(4,451)
Income (loss) per share — basic	$0.31	$(1.29)
Income (loss) per share — diluted	$0.29	$(1.29)

        The sales from the acquired stores planned for closure was approximately $5.6 million during the first six months of fiscal 2002.

9.    OTHER RESTRUCTURING CHARGES

        During fiscal 1998, the Company announced that it would close or convert all of its non-maternity Episode stores into maternity clothing stores. In connection with the restructuring plan, the Company recorded accrued restructuring charges of $10.6 million. As of March 31, 2002 and September 30, 2001, the $0.1 million remaining reserve will be used for any final legal and other lease transfer fees.

10.    IMPACT OF RECENT ACCOUNTING PRONOUNCEMENTS

        In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 is effective for fiscal years beginning after June 15, 2002, and addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. Although early adoption is encouraged, the Company plans to adopt this statement in fiscal 2003. Adoption of SFAS No. 143 is not expected to have a material impact on the Company's financial position or results of operations.

        In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which establishes a single accounting model, based on the framework established in SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of," and resolves significant implementation issues related to SFAS No. 121. SFAS No. 144 superceded SFAS No. 121 and Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations — Reporting the Effects of a Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001 and early adoption is encouraged. The Company plans to adopt this statement in fiscal 2003. Management believes that the adoption of SFAS No. 144 will not have a material impact on the Company's financial position or results of operations.

11.    SUBSEQUENT EVENTS

        On June 10, 2002, the Company filed two registration statements with the Securities and Exchange Commission (the "SEC"), one of which relates to the offering of 1,100,000 shares, which includes 100,000 shares being sold by selling stockholders, and one of which relates to the offering of $125 million of senior notes due 2010. The equity offering is not contingent on the debt offering, but the debt offering is contingent on the equity offering. The Company plans to use the net proceeds from these offerings to repay the existing Notes, to repay subordinated notes issued to the holders of Series A Preferred Stock in lieu of accrued and unpaid dividends, to pay all accrued and unpaid dividends on Series A Preferred Stock and Series C Preferred Stock, to redeem all outstanding shares of Series A Preferred Stock and to purchase all outstanding shares of Series C Preferred Stock, to repay outstanding borrowings under the Credit Facility and for general corporate purposes. There can be no assurance that either of these offerings will be completed or that they will generate net proceeds sufficient for these planned uses.

        Payment obligations under the $125 million of senior notes due 2010 offered by the Company in the debt offering will be fully and unconditionally guaranteed on a joint and several basis by its wholly-owned U.S. subsidiaries (the "Guarantor Subsidiaries"). None of the Company's foreign subsidiaries will guarantee the notes. Condensed consolidating financial information for the Company, the Guarantor Subsidiaries and the Company's non-guarantor subsidiaries as of and for the six months ended March 31, 2002 is presented below.

 Mothers Work, Inc.
Condensed Consolidating Balance Sheet
March 31, 2002
(Unaudited)
(in thousands)

	Mothers Work (Parent Company)	Guarantor Companies (U.S. Companies)	Non- Guarantor Companies (Foreign Companies)	Consolidating Eliminations	Mothers Work Consolidated
ASSETS
Current Assets:
Cash and cash equivalents	$2,451	$242	$68	$—	$2,761
Trade receivables	4,346	1,297	—	—	5,643
Inventories	64,490	3,493	110	—	68,093
Deferred income taxes	7,954	—	—	—	7,954
Prepaid expenses and other current assets	3,582	—	—	—	3,582

Total current assets	82,823	5,032	178	—	88,033
Property, Plant and Equipment, net	44,682	1,741	149	—	46,572
Assets Held for Sale	—	—	1,575	—	1,575
Other Assets	37,505	408	—	34,465	72,378
Investments in and advances to (from) affiliates	40,524	105,522	(1,994)	(144,052)	—

Total assets	$205,534	$112,703	$(92)	$(109,587)	$208,558

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
Line of credit	$20,367	$—	$—	$—	$20,367
Current portion of long-term debt	434	—	—	—	434
Accounts payable	18,363	—	—	—	18,363
Accrued expenses and other current liabilities	21,077	(2,100)	(46)	5,170	24,101

Total current liabilities	60,241	(2,100)	(46)	5,170	63,265
Long-Term Debt	98,182	—	—	—	98,182
Accrued Dividends on Series A Preferred Stock	5,652	—	—	—	5,652
Deferred Rent	4,999	—	—	—	4,999
Series C cumulative redeemable preferred stock	18,880	—	—	—	18,880
Stockholders' Equity
Series A Preferred Stock	7,819	—	—	—	7,819
Common stockholders' equity	9,761	114,803	(46)	(114,757)	9,761

Total stockholders' equity	17,580	114,803	(46)	(114,757)	17,580

Total liabilities and stockholders' equity	$205,534	$112,703	$(92)	$(109,587)	$208,558

 Mothers Work, Inc.
Condensed Consolidating Statement of Operations
For The Six Months Ended March 31, 2002
(Unaudited)
(in thousands)

	Mothers Work (Parent Company)	Guarantor Companies (U.S. Companies)	Non-Guarantor Companies (Foreign Companies)	Consolidating Eliminations	Mothers Work Consolidated
Net sales	$205,839	$26,772	$347	$(13,708)	$219,250
Cost of goods sold	91,066	14,393	176	—	105,635

Gross profit	114,773	12,379	171	(13,708)	113,615
Selling, general and administrative expenses	96,812	17,902	245	(13,708)	101,251

Operating income (loss)	17,961	(5,523)	(74)	—	12,364
Interest income (expense)	(7,020)	2,726	—	(2,726)	(7,020)
Equity in earnings (loss) of subsidiaries	(4,003)	—	—	4,003	—

Income (loss) before income taxes	6,938	(2,797)	(74)	1,277	5,344
Income tax provision (benefit)	3,582	(1,566)	(28)	—	1,988

Net income (loss)	3,356	(1,231)	(46)	1,277	3,356
Dividends on preferred stock	1,533	—	—	—	1,533

Net income (loss) available to common stockholders	$1,823	$(1,231)	$(46)	$1,277	$1,823

Mothers Work, Inc.
Condensed Consolidating Cash Flow Statement
For The Six Months Ended March 31, 2002
(Unaudited)
(in thousands)

	Mothers Work (Parent Company)	Guarantor Companies (U.S. Companies)	Non-Guarantor Companies (Foreign Companies)	Consolidating Eliminations	Mothers Work Consolidated
Cash Flows from Operating Activites:
Net income (loss)	$3,356	$(1,231)	$(46)	$1,277	$3,356
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	4,737	145	2	—	4,884
Accretion of discount on Notes	1,737	—	—	—	1,737
Deferred taxes	250	—	—	—	250
Amortization of deferred financing costs	106	—	—	—	106
Provision for deferred rent	144	—	—	—	144
Changes in assets and liabilities:
Decrease (increase) in—
Receivables	775	(1,297)	—	—	(522)
Inventories	(463)	11,628	—	—	11,165
Prepaid expenses and other assets	1,184	—	—	—	1,184
Intercompany balance	(7,257)	16,482	371	(9,596)	—
Increase (decrease) in—
Accounts payable, accrued expenses and other current liabilities	(859)	(9,104)	—	—	(9,963)

Net cash provided by (used in) operating activities	3,710	16,623	327	(8,319)	12,341

Cash Flows from Investing Activities:
Acquisition of iMaternity, net of cash acquired	—	(7,486)	(259)	8,319	574
Capital expenditures	(3,236)	—	—	—	(3,236)
Purchase of intangible assets	(79)	—	—	—	(79)

Net cash (used in) provided by investing activities	(3,315)	(7,486)	(259)	8,319	(2,741)

Cash Flows from Financing Activities:
Reduction of borrowings under line of credit	(8,289)	—	—	—	(8,289)
(Repayment) increase of long-term debt	(158)	—	—	—	(158)
Repayment of debt assumed in acquisition of iMaternity	—	(8,892)	—	—	(8,892)
Proceeds from exercise of options	142	—	—	—	142

Net cash used in financing activities	(8,305)	(8,892)	—	—	(17,197)

Net Increase (Decrease) in Cash and Cash Equivalents	(7,910)	245	68	—	(7,597)
Cash and Cash Equivalents, Beginning of Period	10,361	(3)	—	—	10,358

Cash and Cash Equivalents, End of Period	$2,451	$242	$68	$—	$2,761

MOTHERHOOD
MATERNITY

MOTHERHOOD
MATERNITY

a pea in the pod
MATERNITY REDEFINED

a pea in the pod
MATERNITY REDEFINED

Mimi
maternity

Mimi
maternity

893 Stores in the U.S. and Canada

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

        Our estimated expenses payable by us in connection with the issuance and distribution of the securities being registered are estimated (except for the SEC filing fees) as listed below. We are paying all of the selling stockholders' expenses related to this offering, except that the selling stockholders will pay any applicable underwriting discounts, commissions and expenses.

SEC Registration Fee	$3,873
NASD Filing Fee	$4,710
*Legal Fees	$400,000
*Printing, Engraving and EDGAR	$100,000
*Accounting Fees and Expenses	$220,000
*Other Expenses	$41,417

Total	$770,000

*
Estimated

Item 15. Indemnification of Directors and Officers.

        Section 145 of the Delaware General Corporation Law permits a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if such person acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful. In the case of an action other than an action by or in the right of the corporation, the termination of such action by judgment, order, settlement, conviction, or upon plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

        In the case of an action by or in the right of the corporation, Section 145 empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action in any of the capacities set forth above against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to our best interests, except that indemnification is not permitted in respect of any claim, issue or matter as to which such person is adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery, or the court in which such action or suit was brought determines upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court deems proper.

        Section 145 further provides that: (i) a Delaware corporation is required to indemnify a director, officer, employee or agent against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with any action, suit or proceeding or in defense of any claim, issue or matter therein as to which such person has been successful on the merits or otherwise, (ii) indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled, (iii) indemnification provided for by Section 145 shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of such person's heirs, executors and administrators and (iv) empowers the corporation to purchase and maintain insurance on behalf of a director or officer against any such liability asserted against him in any such capacity or arising out of his status as such whether or not the corporation would have the power to indemnify him against liability under Section 145. A Delaware corporation may provide indemnification only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct. This determination is to be made (i) by the Board of Directors by a majority vote of a quorum consisting of directors who were not party to such action, suit or proceeding, (ii) if such a quorum is not obtainable, or, even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion or (iii) by stockholders.

        Article Twelve of our certificate of incorporation provides that we shall, to the full extent permitted by the Delaware General Corporation Law, as amended from time to time, indemnify all persons which we have the power to indemnify pursuant thereto. In addition, Article V, Section 1 of our By-Laws provides that each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he or she is or was one of our directors, officers, employees or agents or is or was serving at our request as a director, officer, employee or agent of another company or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, shall be indemnified and held harmless by us to the fullest extent authorized by the Delaware General Corporation Law, as the same exists or may hereafter be amended (but, in the case of such amendment, only to the extent that such amendment permits us to provide broader indemnification rights that said law permitted us to provide prior to such amendment), against all expenses (including attorneys' fees, judgments, fines and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith. Article V, Section 5 of our By-Laws provides that expenses incurred by an officer or director in defending a civil, criminal, administrative or investigative action, suit or proceeding may be paid by us in advance of final disposition upon receipt of an undertaking by or on behalf of such person to repay such amount if it ultimately is determined that he is not entitled to be indemnified by us. We may, by action of our Board of Directors, provide indemnification to our employees and agents with the same scope and effect as the foregoing indemnification of directors and officers. The foregoing right to indemnification and advancement of expenses is not exclusive.

        Our directors and officers are covered by policies of insurance under which they are insured, within limits and subject to certain limitations, against certain expenses incurred in connection with the defense of actions, suits or proceedings, and certain liabilities which might be incurred as a result of such actions, suits or proceedings, in which they are parties by reason of being or having been directors or officers. We are also insured with respect to certain payments that we might be required to make to our directors or officers under applicable statutes and our certificate of incorporation.

        Additionally, Article Thirteen of our certificate of incorporation limits the liability of our directors under certain circumstances. Article Thirteen provides that a director shall have no personal liability to us or our stockholders for monetary damages for breach of his or her fiduciary duty as a director, provided, however, that Article Thirteen does not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to us or our stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of a law; (iii) for the unlawful payment of dividends or unlawful stock repurchases under Section 174 of the General Corporation Law of the State of Delaware or (iv) for any transaction from which the director derived an improper personal benefit.

        For the undertakings with respect to indemnification, see Item 17 herein.

Item 16. Exhibits

1.1	*	Form of Underwriting Agreement
5.1		Opinion of Pepper Hamilton LLP
16	**	Letter regarding change in certifying accountant
23.1		Consent of KPMG LLP
23.2		Consent of Deloitte & Touche LLP
23.3		Consent of Pepper Hamilton LLP (included in the opinion filed as Exhibit 5.1)
24.1	***	Powers of Attorney

*
To be filed by amendment or as an exhibit to a Current Report on Form 8-K.

**
Incorporated by reference to Exhibit 16 to the Company's Current Report on Form 8-K (0-21196) filed with the SEC on June 6, 2002.

***
Previously filed

Item 17. Undertakings

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and where, applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Philadelphia, Commonwealth of Pennsylvania, on July 18, 2002.

MOTHERS WORK, INC.

By:	/s/ DAN W. MATTHIAS
Dan W. Matthias Chairman of the Board and Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ DAN W. MATTHIAS Dan W. Matthias	Chairman of the Board and Chief Executive Officer (the principal executive officer)	July 18, 2002
* Rebecca C. Matthias	President, Chief Operating Officer and Director	July 18, 2002
* Edward M. Krell	Senior Vice President — Chief Financial Officer (the principal financial officer and the principal accounting officer)	July 18, 2002
* Joseph A. Goldblum	Director	July 18, 2002
* Elam M. Hitchner, III	Director	July 18, 2002
* David Schlessinger	Director	July 18, 2002
* William A. Schwartz, Jr.	Director	July 18, 2002

* Stanley C. Tuttleman	Director	July 18, 2002
*By:	/s/ DAN W. MATTHIAS
Dan W. Matthias Attorney-in-Fact

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TABLE OF CONTENTS
FORWARD-LOOKING STATEMENTS
PROSPECTUS SUMMARY
Recent Developments
RISK FACTORS
USE OF PROCEEDS
COMMON STOCK PRICE RANGE AND DIVIDEND POLICY
CAPITALIZATION
SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
PRINCIPAL AND SELLING STOCKHOLDERS
RELATED PARTY TRANSACTIONS
DESCRIPTION OF CAPITAL STOCK
MATERIAL U.S. FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS FOR NON-U.S. HOLDERS
UNDERWRITING
NOTICE TO CANADIAN RESIDENTS
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND ADDITIONAL INFORMATION
INCORPORATION OF DOCUMENTS BY REFERENCE
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS MOTHERS WORK, INC. AND SUBSIDIARIES
INDEPENDENT AUDITORS' REPORT
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
MOTHERS WORK, INC. AND SUBSIDIARY CONSOLIDATED BALANCE SHEETS (in thousands, except share amounts)
MOTHERS WORK, INC. AND SUBSIDIARY CONSOLIDATED STATEMENTS OF OPERATIONS (in thousands, except per share amounts)
MOTHERS WORK, INC. AND SUBSIDIARY CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (in thousands)
MOTHERS WORK, INC. AND SUBSIDIARY CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands)
MOTHERS WORK, INC. AND SUBSIDIARY NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MOTHERS WORK, INC. AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS (in thousands, except share amounts)
MOTHERS WORK, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF OPERATIONS (in thousands, except per share amounts) (unaudited)
MOTHERS WORK, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands) (unaudited)
MOTHERS WORK, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS MARCH 31, 2002 (unaudited)
Mothers Work, Inc. Condensed Consolidating Balance Sheet March 31, 2002 (Unaudited) (in thousands)
Mothers Work, Inc. Condensed Consolidating Statement of Operations For The Six Months Ended March 31, 2002 (Unaudited) (in thousands)
Mothers Work, Inc. Condensed Consolidating Cash Flow Statement For The Six Months Ended March 31, 2002 (Unaudited) (in thousands)
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES